Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
PROGRESS SOFTWARE CORPORATION
GO BIG TRANSITORY SUBSIDIARY INC.
CHEF SOFTWARE INC.,
and,
SOLELY IN ITS CAPACITY AS COMPANY EQUITYHOLDER REPRESENTATIVE,
SHAREHOLDER REPRESENTATIVE SERVICES LLC
Dated as of September 4, 2020

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11.10	Submission to Jurisdiction	112
11.11	WAIVER OF JURY TRIAL	113
11.12	Waiver of Conflicts Regarding Representation	113

Exhibits:
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Company Equityholder Representative Confidentiality Agreement
Exhibit C	Form of Consent
Exhibit D	Form of Director and Executive Officer Resignation
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Joinder Agreement
Exhibit H	Form of Letter of Transmittal
Exhibit I	Preliminary Closing Date Allocation Schedule
Exhibit J	Form of Written Consent
Exhibit K	Release to Transaction Bonus Plan

Schedules:
Schedule A	Designated Employees
Schedule B	Principal Stockholders
Schedule 2.1(d)(i)(B)	Payoff Letters
Schedule 2.1(d)(i)(C)	Referenced Terms
Schedule 2.6(a)	Closing Adjustment Items
Schedule 2.6(b)	Designated Warrant
Schedule 6.4(b)	Third Party Payments
Schedule 6.9(b)	Terminated Company Plans
Schedule 6.10(b)	Severance Agreements
Schedule 6.12(a)	Indemnification Agreements
Schedule 7.1(a)	Antitrust Filings
Schedule 7.2(g)(i)	Required Consents
Schedule 7.2(h)	Affiliate Arrangements
Schedule 10.1	Buyer Transaction Bonuses
Schedule 10.2	Company Knowledge Individuals
Company Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of September 4, 2020, by and among Progress Software Corporation, a Delaware corporation (the “Buyer”); Go Big Transitory Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Transitory Subsidiary”); Chef Software Inc., a Delaware corporation (the “Company”); and, solely for purposes of being bound by Section 2.4, Section 2.6, Section 2.7, Section 6.13, Article VIII, Article IX, Article X, Article XI and Article XII and solely in such Person’s capacity as the representative, agent and attorney-in-fact of the Company Equityholders, Shareholder Representative Services LLC, a Colorado limited liability company (the “Company Equityholder Representative”).
RECITALS
WHEREAS, the Boards of Directors of the Buyer and the Company deem it advisable and in the best interests of each corporation and their respective stockholders that the Buyer acquire the Company;
WHEREAS, the acquisition of the Company by the Buyer shall be effected through the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement and the DGCL, as a result of which the Company shall become a wholly owned direct or indirect subsidiary of the Buyer;
WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Buyer has entered into duly executed offer letters and/or agreements (collectively the “Designated Employment Agreements”) with each Company Employee identified on Schedule A (collectively, the “Designated Employees”);
WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Buyer has entered into duly executed agreements (the “Principal Stockholder Agreements”) with the stockholders of the Company identified on Schedule B (the “Principal Stockholders”);
WHEREAS, the parties intend that, immediately following the execution of this Agreement, and as a condition to the willingness of the Buyer and the Company to enter into this Agreement, the Company shall obtain and deliver to the Buyer Written Consents to approve the transactions contemplated by this Agreement duly executed by the Principal Stockholders and constituting the Company Stockholder Approval; and
WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer is entering into a binder agreement with respect to the R&W Policy to be obtained in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Transitory Subsidiary, the Company, and (solely for purposes of being bound by Section 2.4, Section 2.6, Section 2.7, Section 6.13, Article VIII, Article IX, Article X, Article XI and Article XII and solely in such Person’s capacity as the Company Equityholder Representative) the Company Equityholder Representative agree as follows:
ARTICLE I
THE MERGER
1.1    Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing, the Buyer shall prepare or cause to be prepared the Certificate of Merger, and, at the Closing, the parties shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger shall become effective at the Effective Time.
1.2    Closing; Actions at the Closing.
(a)    The parties shall cause the Closing to take place remotely via the electronic exchange of counterpart signature pages at 10:00 a.m., Pacific time, on the Required Closing Date, unless another date or time is agreed to in writing by the Buyer and the Company. The Buyer shall specify the Required Closing Date in writing (email being sufficient) to the Company prior to the last date set forth in clauses (a)(1) and (a)(2) of the definition of Required Closing Date.
(b)    At the Closing:
(i)    the Company shall deliver to the Buyer and the Transitory Subsidiary the various certificates, instruments and documents referred to in Section 7.2;
(ii)    the Buyer and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 7.3; and
(iii)    the Buyer shall make the payments contemplated by Section 2.1(d)(ii).
1.3    Effects of the Merger. At the Effective Time (a) the separate existence of the Transitory Subsidiary shall cease and the Transitory Subsidiary shall be merged with and into the Company, with the Company continuing as the Surviving Corporation, and (b) the Company Certificate of Incorporation shall be amended and restated in its entirety to read as set forth on Exhibit A. In addition, the Buyer shall cause the by-laws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the by-laws of the Transitory Subsidiary as in effect immediately prior to the

Effective Time, except that all references to the name of the Transitory Subsidiary therein shall be changed to refer to the name of the Company. The Merger shall have the effects set forth in Section 259 of the DGCL.
1.4    Directors and Officers of the Surviving Corporation.
(a)    The directors of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
(b)    The officers of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
1.5    Additional Action. The Surviving Corporation may, at any time from and after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary in order to consummate and give effect to the transactions contemplated by this Agreement.
ARTICLE II
CONVERSION OF SECURITIES
2.1    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer, the Company, any holder of Company Stock or any other Person:
(a)    Capital Stock of the Transitory Subsidiary. Each share of the common stock, $0.001 par value per share, of the Transitory Subsidiary that is issued and outstanding as of immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.
(b)    Cancellation of Treasury Stock and Buyer-Owned Stock. Each share of Company Stock that is owned by the Company as treasury stock or by any wholly-owned direct or indirect Subsidiary of the Company and each share of Company Stock that is owned by the Buyer, the Transitory Subsidiary or any other wholly-owned direct or indirect subsidiary of the Buyer as of immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor.
(c)    Conversion of Company Stock.
(i)    Each share of Company Series A Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series A Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) the Series A Liquidation Amount, plus (2) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration,

plus (3) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(ii)    Each share of Company Series B Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series B Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) the Series B Liquidation Amount, plus (2) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, plus (3) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(iii)    Each share of Company Series C Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series C Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) the Series C Liquidation Amount, plus (2) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, plus (3) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(iv)    Each share of Company Series D Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series D Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) the Series D Liquidation Amount, plus (2) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, plus (3) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(v)    Each share of Company Series E Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series E Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) the Series E Liquidation Amount, plus (2) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, plus (3) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(vi)    Each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Common Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration (the “Per Common Share Closing Payment”), plus (2) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(d)    Closing Payment Certificate; Closing Date Payments.

(i)    No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer: (A) the Closing Payment Certificate; (B) a pay-off letter in form and substance reasonably satisfactory to the Buyer duly executed by (1) each Person to whom any Indebtedness for borrowed money (but excluding credit card indebtedness) is (or at the Closing will be) owed by the Company, the Surviving Corporation or any Subsidiary, and (2) each other Person to whom indebtedness is owed as of immediately prior to the Closing as set forth in Schedule 2.1(d)(i)(B); provided that each such pay-off letter delivered in accordance with this Section 2.1(d)(i)(B) shall include a complete release of the Company, the Surviving Corporation and each Subsidiary from both (I) the terms set forth on Schedule 2.1(d)(i)(C) (the “Referenced Terms”) and (II) all Liens and Liabilities with respect to such Indebtedness (other than obligations that are not the Referenced Terms and that by the express terms of the applicable Contract evidencing such Indebtedness (as in effect on the date hereof) survive the payoff and discharge of such Indebtedness), effective upon the discharge of such Indebtedness at the Closing; (C) the Warrant Surrender Agreements and (D) final invoices submitted by each professional advisor of the Company to whom any Company Transaction Expenses are (or at the Closing will be) owed, which shall state that the amount invoiced thereby represents all Company Transaction Expenses payable to such Person with respect to the period through the Closing.
(ii)    On the Closing Date, the Buyer shall make the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:
(A)    to the Surviving Corporation, by wire transfer of immediately available funds, the portion of the Aggregate Closing Consideration payable to the holders of In-The-Money Vested Company Options and Other Company Vested Equity Awards pursuant to Section 2.5(a) for payment by the Surviving Corporation to the holders of the In-The-Money Vested Company Options and Other Company Vested Equity Awards as provided in Section 2.5;
(B)    to the Escrow Agent, by wire transfers of immediately available funds, (1) the Purchase Price Adjustment Escrow Amount to be deposited into the Purchase Price Adjustment Escrow Account and (2) the Indemnity Escrow Amount to be deposited into the Indemnity Escrow Account;
(C)    to the Company Equityholder Representative, by wire transfer of immediately available funds, the Company Equityholder Representative Expense Amount;
(D)    to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of (1) the Closing Indebtedness and (2) the In-The-Money Company Warrants, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate;
(E)    to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Company Transaction Expenses that remain unpaid as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate; and
(F)    to the Paying Agent, by wire transfer of immediately available funds, the Closing Stock Consideration.
(e)    Escrow.
(i)    At Closing, the Buyer will (in accordance with Section 2.1(d)(ii)(B)) deliver to the Escrow Agent the Purchase Price Adjustment Escrow Amount to be held in escrow in the Purchase Price Adjustment Escrow Account pursuant to the Escrow Agreement and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreement. The Purchase Price Adjustment Escrow Account, together with any interest and earnings thereon, shall be held by the Escrow Agent and released by the Escrow Agent to the Surviving Corporation, the Paying Agent or the Buyer, as applicable, in accordance with the terms of this Agreement and the Escrow Agreement. The amounts held in the Purchase Price Adjustment Escrow Account shall be used solely to compensate Buyer for the purchase price adjustment as contemplated in Section 2.6, and any amount in excess of such adjustment shall be distributed to the Company Equityholders as provided in Section 2.6.
(ii)    At Closing, the Buyer will (in accordance with Section 2.1(d)(ii)(B)) deliver to the Escrow Agent the Indemnity Escrow Amount to be held in escrow in the Indemnity Escrow Account pursuant to the Escrow Agreement and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreement. The Indemnity Escrow Account, together with any interest and earnings thereon, shall be held by the Escrow Agent and released by the Escrow Agent to the Surviving Corporation, the Paying Agent or the Buyer, as applicable, in accordance with the terms of this Agreement and the Escrow Agreement.
(iii)    Any portion of the Indemnity Escrow Fund disbursed pursuant to the Escrow Agreement for the benefit of the Company Equityholders shall be disbursed in accordance with this Section 2.1(e)(iii). A portion of such disbursed amount equal to the Pro Rata Share that is represented by each share of Company Stock converted pursuant to Section 2.1(c) shall be paid by the Escrow Agent to the Paying Agent pursuant to the terms of the Escrow Agreement for payment to the holder thereof (and the Buyer shall direct the Paying Agent to promptly pay such amounts to such holders in accordance with their Pro Rata Portions, subject to the requirements of Section 2.2). A portion of such disbursed amount equal to the Pro Rata Share that is represented by each In-The-Money Vested Company Option and Other Company Vested Equity Award shall be paid by the Escrow Agent to the Surviving Corporation for payment to the holder thereof (and the Buyer shall cause the Surviving Corporation to promptly pay such amounts to such holders in accordance with their Pro Rata Portions, subject to any applicable withholding as provided in Section 2.8). If any portion of the Indemnity Escrow Amount is previously distributed to a Buyer Indemnified Party with respect to a claim pursuant to Section 8.2 (such amount, the “Distributed Amount” and the Company Equityholder with respect to which such claim under Section 8.2 was made, the “Breaching Equityholder”), then the Buyer and the Company Equityholder Representative shall instruct the Paying Agent to reduce any subsequent distribution payable to the Breaching Equityholder by the Distributed Amount, and the Distributed Amount shall be paid to the other Company Equityholders proportionately.
2.2    Payment Fund. The procedures for exchanging outstanding shares of Company Stock for the consideration to be paid to the holders of such Company Stock in connection with the Merger are as follows:
(a)    Paying Agent. At or prior to the Closing, Buyer shall enter the Paying Agent Agreement with Paying Agent to act as the paying agent under this Agreement. At or prior to the Effective Time, the Buyer shall (in accordance with Section 2.1(d)(ii)(F)) deposit the Payment Fund with the Paying Agent for payment to the Company Stockholders in accordance with this Section 2.2 and the Closing Date Allocation Schedule. The Paying Agent shall, and the Buyer shall cause the Paying Agent to, and direct the Paying Agent to promptly, pursuant to the Closing Date Allocation Schedule and subject to clause (b), deliver the Closing Stock Consideration to the Company Stockholders out of the Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by the Buyer; provided that if the Payment Fund is not sufficient to pay the Closing Stock Consideration pursuant to Section 2.1, Buyer shall deposit additional funds into the Payment Fund to the extent necessary to ensure the Payment Fund is sufficient to pay the Closing Stock Consideration to the Company Stockholders pursuant to Section 2.1. The Payment Fund shall not be used for any purpose other than as specified in this Section 2.2(a).
(b)    Exchange Procedures. Promptly after the Effective Time, the Buyer shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of such Certificate in exchange for the applicable Aggregate Consideration that is or may become payable with respect thereto pursuant to Section 2.1. Upon proper surrender of a Certificate for cancellation to the Paying Agent and delivery of a duly completed and executed Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the Closing Stock Consideration payable in respect of the shares of Company Stock represented by such Certificate, as determined in accordance with Section 2.1 and reflected on the Closing Date Allocation Schedule attached to the Closing Payment Certificate. If payment in respect of any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be transferable and be properly endorsed in accordance with the instructions set forth in the Letter of Transmittal or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established to the reasonable satisfaction of Buyer and the Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Closing Stock Consideration and the applicable portion of any Future Payments that become payable pursuant to this Agreement. Except as provided in Section 2.2(f), each holder of Certificate(s) shall not be entitled to receive any portion of the Aggregate Consideration to which they would otherwise be entitled until such Certificate(s) are properly surrendered.

(c)    No Further Ownership Rights in Company Stock. All consideration paid following the surrender for exchange of Certificates evidencing shares of Company Stock (including any Future Payments payable with respect thereto) in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding as of immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to Section 2.2(e).
(d)    Termination of Payment Fund. Any amount deposited with the Paying Agent that remains undistributed to the holders of Company Stock until twelve (12) months after the Effective Time shall be delivered to the Buyer (subject to abandoned property, escheat or similar Law), upon demand, and any holder of Company Stock who is entitled to such amount under this Section 2.2 shall (subject to Section 2.2(e)) be entitled to seek payment of such amount from the Buyer only as a general creditor thereof.
(e)    No Liability. To the extent permitted by applicable Law, none of the Buyer, the Transitory Subsidiary, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Company Equityholder for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been exchanged prior to the fourth (4th) anniversary of the Closing Date (or immediately prior to such earlier date on which the related consideration payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(f)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and a customary indemnification of the Company and the Buyer in a form reasonably satisfactory to the Buyer by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Aggregate Consideration payable in respect thereof pursuant to this Agreement. The Paying Agent or the Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to give the Paying Agent and/or the Buyer a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Paying Agent or the Buyer with respect to the Certificate alleged to have been lost, stolen or destroyed.
2.3    Dissenting Shares.
(a)    Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive any portion of the Aggregate Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b)    If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive any portion of the Aggregate Consideration otherwise payable in respect thereof pursuant to this Agreement, without interest thereon, upon surrender of the Certificate formerly representing such shares.
(c)    The Company shall give the Buyer (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not settle or make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless the Buyer shall have given its written consent to such settlement, payment or settlement offer.
2.4    Company Equityholder Representative.
(a)    By their execution of a Principal Stockholder Agreement, a Joinder Agreement, or a Letter of Transmittal, approval of the Merger and adoption of this Agreement and/or their acceptance of any consideration pursuant to this Agreement, the Company Equityholders hereby irrevocably (subject only to Section 2.4(d)) appoint the Company Equityholder Representative as the representative, attorney-in-fact and agent of the Company Equityholders for all purposes in connection with the transactions contemplated by this Agreement, the Paying Agent Agreement, the Escrow Agreement and any other agreements ancillary hereto and in any litigation or arbitration involving this Agreement, the Paying Agent Agreement, the Escrow Agreement and any other agreements ancillary hereto (but excluding, notwithstanding anything herein to the contrary, any Designated Employee Agreement). In connection therewith, the Company Equityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents, as the Company Equityholder Representative shall deem necessary or appropriate, and shall have the power and authority to:
(i)    act for any or all of the Company Equityholders with regard to all matters pertaining to this Agreement, the Paying Agent Agreement or the Escrow Agreement;
(ii)    act for any or all of the Company Equityholders to transact matters of litigation;
(iii)    execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Equityholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement, the Paying Agent Agreement or the Escrow Agreement, including delivering any update to or correction, amendment or modification of the Closing Date Allocation Schedule permitted by Section 2.7(a);

(iv)    receive and administer the Company Equityholder Representative Expense Amount;
(v)    do or refrain from doing, on behalf of any or all of the Company Equityholders, any further act or deed that the Company Equityholder Representative deems necessary or appropriate in the Company Equityholder Representative’s discretion relating to the subject matter of this Agreement, the Paying Agent Agreement or the Escrow Agreement, in each case as fully and completely as any Company Equityholder could do if personally present;
(vi)    give and receive all notices required to be given or received by the Company Equityholders under this Agreement, the Paying Agent Agreement or the Escrow Agreement;
(vii)    give any written direction to the Paying Agent or the Escrow Agent;
(viii)    agree to, negotiate and/or comply with the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment pursuant to Section 2.6;
(ix)    agree to, negotiate, enter into settlements and compromises and/or comply with arbitration awards and court orders with respect to claims for indemnification made by any Buyer Indemnified Party under Article VIII; and
(x)    receive service of process in connection with any claims under this Agreement, the Paying Agent Agreement and/or the Escrow Agreement.
(b)    All decisions and actions of the Company Equityholder Representative on behalf of the Company Equityholders shall be deemed to be facts ascertainable outside of this Agreement and shall be binding upon all Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.
(c)    At the Effective Time, (i) the Company Equityholder Representative shall enter into a confidentiality agreement with the Buyer in the form attached hereto as Exhibit B and (ii) the Buyer shall pay the Company Equityholder Representative Expense Amount to the Company Equityholder Representative, which Company Equityholder Representative Expense Amount shall be used for the purpose of paying directly, or reimbursing the Company Equityholder Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Company Equityholders will not receive any interest or earnings on the Company Equityholder Representative Expense Amount and irrevocably transfer and assign to the Company Equityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Company Equityholder Representative will not be liable for any loss of principal of the Company Equityholder Representative Expense Amount other than as a result of its bad faith, gross negligence or willful misconduct. The Company Equityholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For tax purposes, the Company Equityholder Representative Expense Amount will be treated as having been received and voluntarily set aside by the Company Equityholders at the time of Closing. In no event shall the Buyer or the Surviving Corporation (or any of their respective Affiliates) be obligated to reimburse the Company Equityholder Representative for any such expenses. Upon the determination of the Company Equityholder Representative that retaining any portion of the Company Equityholder Representative Expense Amount is no longer necessary, the Company Equityholder Representative shall deliver any then remaining portion of the Company Equityholder Representative Expense Amount (the “Company Equityholder Representative Account Payment”) to the Paying Agent and the Surviving Corporation for further distribution to the Company Equityholders pursuant to Section 2.7(c). The Company Equityholder Representative shall hold, invest, reinvest and disburse the Company Equityholder Representative Expense Amount in trust for all of the Company Equityholders, and the Company Equityholder Representative Expense Amount shall not be used for any other purpose and shall not be available to the Buyer to satisfy any claims hereunder.
(d)    The Company Equityholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement, the Paying Agent Agreement and the Escrow Agreement in the manner the Company Equityholder Representative believes to be in the best interest of the Company Equityholders. The Company Equityholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders. In taking any action as Company Equityholder Representative, the Company Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Equityholder Representative reasonably believes to be authorized thereunto. The Company Equityholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Company Equityholder Representative shall not be liable to any Company Equityholder for anything done, omitted or suffered in good faith by the Company Equityholder Representative based on such advice. The Company Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Company Equityholder Representative. The Company Equityholder Representative shall not have any liability of any kind to any of the Company Equityholders for any act done or omitted in connection with the Company Equityholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto while acting in good faith. The Company Equityholders will indemnify, defend and hold harmless the Company Equityholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Company Equityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the bad faith, gross negligence or willful misconduct of the Company Equityholder Representative, the Company Equityholder Representative will reimburse the Company Equityholders the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. If not paid directly to the Company Equityholder Representative by the Company Equityholders, any such Representative Losses may be recovered by the Company Equityholder Representative from (i) the Company Equityholder Representative Expense Amount and (ii) any other funds that become payable to the Company Equityholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Equityholders; provided, that while this section allows the Company Equityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Company Equityholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Company Equityholder Representative be required to advance its own funds on behalf of the Company Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided by the Company Equityholders to the Company Equityholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Company Equityholder Representative or the termination of this Agreement.
(e)    In the event the Company Equityholder Representative becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the Company Equityholders (acting by a written instrument signed by holders of Company Stock who held, as of immediately prior to the Effective Time, a majority (by voting power) of the then outstanding shares of Company Stock) shall select another representative to fill the vacancy of the Company Equityholder Representative, and such substituted representative shall be deemed to be the Company Equityholder Representative for all purposes of this Agreement. The Company Equityholder Representative may be removed only upon delivery of written notice to the Buyer signed by Persons who, as of immediately prior to the Effective Time, held a majority (by voting power) of the then outstanding shares of Company Stock; provided that no such removal shall be effective until such time as a successor Company Equityholder Representative shall have been validly appointed hereunder. The Company Equityholder Representative shall provide the Buyer prompt written notice of any replacement of the Company Equityholder Representative, including the identity and address of the new Company Equityholder Representative. Upon any replacement of the Company Equityholder Representative, the Company Equityholder Representative being replaced shall transfer to the new Company Equityholder Representative the balance of any unexpended Company Equityholder Representative Expense Amount.
(f)    For all purposes of this Agreement:
(i)    the Buyer shall be entitled to rely conclusively on the instructions and decisions of the Company Equityholder Representative as to the settlement of any disputes or claims under this Agreement, the Paying Agent Agreement or the Escrow Agreement, or any

other actions required or permitted to be taken by the Company Equityholder Representative hereunder, and no party hereunder or any Company Equityholder shall have any cause of action against the Buyer for any action taken by the Buyer in reliance upon the instructions or decisions of the Company Equityholder Representative;
(ii)    the provisions of this Section 2.4 are independent and severable, are irrevocable (subject only to Section 2.4(d)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and
(iii)    the provisions of this Section 2.4 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.
2.5    Treatment of Company Equity Awards and Company Warrants.
(a)    Company Equity Awards.
(i)    As of immediately prior to the Effective Time, each In-The-Money Vested Company Option that is then outstanding (but not to the extent it has theretofore been exercised) shall be converted, in settlement and cancellation thereof, into the right to receive an amount in cash equal to (A) such In-The-Money Vested Company Option’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, less the aggregate exercise price of such In-The-Money Vested Company Option, plus (B) such In-The-Money Vested Company Option’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement, in each case subject to withholding as provided in Section 2.8. As of immediately prior to the Effective Time, each Company Option outstanding that is not an In-The-Money Vested Company Option shall be terminated and cancelled without payment therefor and shall have no further force or effect.
(ii)    At the Effective Time, each Other Company Vested Equity Award that is then outstanding shall automatically be converted into the right to receive (A) such Other Company Vested Equity Award’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, less (if applicable) the aggregate exercise price or measurement price of such Other Company Vested Equity Award, plus (B) such Other Company Vested Equity Award’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement, in each case subject to withholding as provided in Section 2.8. As of immediately prior to the Effective Time, each Other Company Equity Award then outstanding that is not an Other Company Vested Equity Award shall be terminated and cancelled without payment therefor and shall have no further force or effect.
(iii)    Upon the Effective Time, each Company Equity Award shall no longer represent the right to acquire any shares of Company Stock or other Equity Interests, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section 2.5(a).
(iv)    Promptly after the date hereof, the Company shall provide to each holder of Company Equity Awards a letter describing the treatment of such Company Equity Awards pursuant to this Section 2.5(a).
(v)    The Buyer shall cause the Surviving Corporation to pay as promptly as practicable after the Effective Time to each holder of In-The-Money Vested Company Options and Other Company Vested Equity Awards the portion of the Aggregate Common Stock Closing Consideration payable to such holder pursuant to this Section 2.5(a), subject to any applicable withholding as provided in Section 2.8, in accordance with the Closing Date Allocation Schedule. The Buyer shall cause the Surviving Corporation to pay to each holder of In-The-Money Vested Company Options and Other Company Vested Equity Awards any amounts payable with respect to each Future Payment (subject to any applicable withholding as provided in Section 2.8) in accordance with the Closing Date Allocation Schedule.
(vi)    The Company shall, prior to the Effective Time, take all actions necessary or desirable in connection with the treatment of Company Equity Awards contemplated by this Section 2.5(a).
(b)    Company Warrants.
(i)    At the Effective Time, each In-The-Money Company Warrant that is then outstanding and not exercised or terminated shall automatically be converted into the right to receive such In-The-Money Company Warrant’s Warrant Amount.
(ii)    At the Effective Time, each Company Warrant that is not an In-The-Money Company Warrant that is then outstanding shall be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor; provided, however, that the Company Warrant set forth on Schedule 2.5(b) (the “Designated Warrant”), shall not be terminated at Closing, but from and after the Closing shall only entitle the holder thereof to receive, upon exercise of such Company Warrant in accordance with (and subject to its terms), an amount equal to the amount of cash that such holder would have been entitled to receive pursuant to Section 2.1(c)(vi) if such Company Warrant had been exercised immediately prior to the Closing, which amount shall be less than the exercise price payable upon the exercise of the Designated Warrant.
(iii)    The Company shall, prior to the Effective Time, take all actions necessary or desirable in connection with the treatment of Company Warrants contemplated by this Section 2.5(b), including obtaining a Warrant Surrender Agreement (it being understood that no Warrant Surrender Agreement shall be required with respect to the Designated Warrant). Notwithstanding the foregoing, promptly after the date hereof, the Company shall request an executed Warrant Surrender Agreement from the holder of the Designated Warrant with respect to such Designated Warrant.

2.6    Adjustment Before and After the Closing. The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 2.6:
(a)    Not later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement (the “Estimated Closing Adjustment Statement”) setting forth the Estimated Closing Adjustment, including a good faith estimate of (i) the unaudited consolidated balance sheet of the Company and the Subsidiaries and (ii) each of the Closing Adjustment Items, each as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date, together with all relevant backup materials, in reasonable detail. The Estimated Closing Adjustment Statement and such consolidated balance sheet shall reflect the Company’s good faith estimate and be prepared in accordance with the Accounting Principles. Schedule 2.6(a) attached hereto reflects the Company’s good faith estimates as of the date of this Agreement of the Closing Adjustment Items to be included in the Estimated Closing Adjustment Statement. From the delivery of the Estimated Closing Adjustment Statement until such time as the calculation of the Estimated Closing Adjustment has been finally determined pursuant to this Section 2.6(a), the Buyer and its accountants shall, upon reasonable notice and during normal business hours, be permitted to discuss with the Company and its accountants the Estimated Closing Adjustment Statement and shall be provided complete and accurate copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Company and its accountants so as to allow the Buyer and its accountants to verify the accuracy of the Estimated Closing Adjustment Statement. If the Buyer objects to the Estimated Closing Adjustment Statement, the Company and the Buyer will work together in good faith to resolve the issues in dispute. If all disputed issues are resolved, the amounts as agreed upon by the Buyer and the Company shall be used to determine the Estimated Closing Adjustment. If the Buyer and the Company are unable to resolve all such disputed issues within five (5) Business Days following the Buyer’s receipt of the Estimated Closing Adjustment Statement, the Estimated Closing Adjustment shall be as determined by the Company and the Purchase Price Adjustment Escrow Amount shall be increased by the amount that the Buyer’s calculation of the Estimated Closing Adjustment exceeds the Company’s calculation of the Estimated Closing Adjustment.
(b)    Not later than sixty (60) calendar days after the Closing Date, the Buyer shall deliver to the Company Equityholder Representative the Closing Adjustment Statement, including a consolidated balance sheet of the Company and the Subsidiaries as of as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date. The Closing Adjustment Statement and such consolidated balance sheet shall be prepared in accordance with the Accounting Principles. The Closing Adjustment Statement delivered pursuant to this Section 2.6(b) shall be accompanied by a statement setting forth the amount, if any, by which the total of the Closing Adjustment Items is greater than, or less than, the Estimated Closing Adjustment. The Closing Adjustment Statement, as proposed by Buyer pursuant to this Section 2.6(b), shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Company Equityholders, in each case unless the Company Equityholder

Representative timely delivers to the Buyer an Objection Notice in accordance with Section 2.6(c).
(c)    In the event that the Company Equityholder Representative disputes the Closing Adjustment Statement or the amount of the Closing Adjustment Items, the Company Equityholder Representative shall notify the Buyer in writing (the “Objection Notice”) of the amount, nature and basis of such dispute, within thirty (30) calendar days after delivery to the Company Equityholder Representative of the Closing Adjustment Statement pursuant to Section 2.6(b). Any such Objection Notice shall specify those items or amounts as to which the Company Equityholder Representative disagrees, and the Company Equityholder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Adjustment Statement and the amount of the Closing Adjustment Items delivered pursuant to Section 2.6(b). In the event of such a dispute, the Buyer and the Company Equityholder Representative shall first negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the amount of the Closing Adjustment Items, which amount shall not be more than the Buyer’s calculation delivered pursuant to Section 2.6(b) nor less than the Company Equityholder Representative’s calculation delivered pursuant to this Section 2.6(c). If the Buyer and the Company Equityholder Representative reach a final resolution on the Closing Adjustment Statement within thirty (30) calendar days after the Buyer’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Buyer and the Company Equityholder Representative), then the Closing Adjustment Statement agreed upon by the Buyer and the Company Equityholder Representative shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Company Equityholders.
(d)    If the Buyer and the Company Equityholder Representative are unable to resolve the dispute within thirty (30) calendar days after delivery of the Objection Notice, then any remaining items in dispute shall be submitted to an independent nationally recognized accounting firm selected in writing by the Company Equityholder Representative and the Buyer or, if the Company Equityholder Representative and the Buyer fail or refuse to select a firm within ten (10) calendar days after written request therefor by the Company Equityholder Representative or the Buyer, such an independent nationally recognized accounting firm shall be selected in accordance with the rules of the Boston, Massachusetts office of the American Arbitration Association (such firm selected pursuant to this sentence, the “Neutral Accountant”). All determinations and calculations pursuant to this Section 2.6(d) shall consider only those Closing Adjustment Items that are set forth in the Objection Notice and remain in dispute, shall be a value that is not more than the Buyer’s calculation delivered pursuant to Section 2.6(b) nor less than the Company Equityholder Representative’s calculation delivered pursuant to Section 2.6(c), shall be in writing and shall be delivered to the Buyer and the Company Equityholder Representative as promptly as practicable. Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Company Equityholders. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as arbitrator and the Neutral Accountant’s authority is limited to resolving disputed issues of fact (and not law). A judgment on the determination made by the Neutral Accountant pursuant to this Section 2.6 may be entered in and enforced by any court having jurisdiction thereover.
(e)    The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to Section 2.6(d) shall be borne by the Company Equityholder Representative (for the account of the Company Equityholders, severally and not jointly, in accordance with their respective Pro Rata Share of the Equityholder Representative Expense Amount), on the one hand, and the Buyer, on the other hand, in proportion to the amounts by which the proposals of the Buyer and the Company Equityholder Representative differed from the Neutral Accountant’s final determination.
(f)
(i)    For purposes of this Agreement, the “Final Closing Adjustment” shall be equal to (i) the amount of the sum of the Final Closing Adjustment Items, minus (ii) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Closing Adjustment may be a positive or negative number. For purposes of this Agreement, the “Final Implied Base Purchase Price” shall be an amount equal to (A) the Base Purchase Price minus (B) the sum of the Final Closing Adjustment Items (which for the avoidance of doubt may be a positive or negative number, it being understood that a double negative number will constitute an increase to this definition of Final Implied Base Purchase Price).
(ii)    If the Final Closing Adjustment is greater than zero (0), then the Buyer and Company Equityholder Representative shall promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment, execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (A) release to Buyer from the Purchase Price Adjustment Escrow Fund an amount of cash equal to the Final Closing Adjustment Amount and, if the amount of the Final Closing Adjustment exceeds the amount then held in the Purchase Price Adjustment Escrow Fund immediately prior to such release, an instruction to the Escrow Agent to release such excess from the Indemnity Escrow Fund to Buyer and (B) release the amount of cash then remaining in the Purchase Price Adjustment Escrow Fund (after the payment to the Buyer of the Final Closing Adjustment pursuant to clause (A)) as follows: (1) the Pro Rata Share of the amounts remaining in the Purchase Price Adjustment Escrow Fund represented by the shares of Company Stock converted pursuant to Section 2.1(c) shall be delivered by the Escrow Agent to the Paying Agent (and the Buyer shall cause the Paying Agent to, and direct the Paying Agent to promptly, pay such amounts to such holders in accordance with their Pro Rata Portions, subject to compliance with Section 2.2) and (2) the Pro Rata Share of the amounts remaining in the Purchase Price Adjustment Escrow Fund represented by the In-The-Money Vested Company Options and Other Company Vested Equity Awards shall be delivered by the Escrow Agent to the Surviving

Corporation (and the Buyer shall cause the Surviving Corporation to promptly pay such amounts to such holders in accordance with their Pro Rata Portions, subject to any applicable withholding as provided in Section 2.8).
(iii)    If the Final Closing Adjustment is less than or equal zero (0) (the absolute value of the amount by which the Final Closing Adjustment is less than zero (0), if any, the “Post-Closing Positive Payment Amount”), then promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment: (1) if the Final Implied Base Price exceeds the Base Purchase Price, then a portion equal to 5% of the Post-Closing Additional Payment shall be deposited by Buyer with the Escrow Agent to be held in the Indemnity Escrow Fund pursuant to the Escrow Agreement, (2) the remainder of the Post-Closing Positive Amount, after reduction pursuant to clause (1) (the “Post-Closing Equityholder Payment”), shall be paid by Buyer as follows: (A) the Pro Rata Share of the Post-Closing Equityholder Payment that is represented by the shares of Company Stock converted pursuant to Section 2.1(c) shall be paid by the Buyer to the Paying Agent (and the Buyer shall cause the Paying Agent to, and direct the Paying Agent to promptly, pay such amounts to such holders in accordance with their Pro Rata Portions, subject to compliance with Section 2.2) and (B) the Pro Rata Share of the Post-Closing Equityholder Payment that is represented by the In-The-Money Vested Company Options and Other Vested Company Equity Awards shall be paid by the Buyer to the Surviving Corporation (and the Buyer shall cause the Surviving Corporation to promptly pay such amounts to such holders in accordance with their Pro Rata Portions, subject to any applicable withholding as provided in Section 2.8) and (3) the Buyer and Company Equityholder Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the amount of cash then remaining in the Purchase Price Adjustment Escrow Fund as follows: (A) the Pro Rata Share of the amounts remaining in the Purchase Price Adjustment Escrow Fund represented by the shares of Company Stock converted pursuant to Section 2.1(c) shall be delivered by the Escrow Agent to the Paying Agent (and the Buyer shall cause the Paying Agent to, and direct the Paying Agent to promptly, pay such amounts to such holders in accordance with their Pro Rata Portions, subject to compliance with Section 2.2) and (B) the Pro Rata Share of the amounts remaining in the Purchase Price Adjustment Escrow Fund represented by the In-The-Money Vested Company Options and Other Company Vested Equity Awards shall be paid be delivered by the Escrow Agent to the Surviving Corporation (and the Buyer shall cause the Surviving Corporation to promptly pay such amounts to such holders in accordance with their Pro Rata Portions, subject to any applicable withholding as provided in Section 2.8).
(g)    The percentage of the Final Closing Adjustment, if any, to be distributed to each Company Equityholder shall be set forth opposite such Company Equityholder’s name on the Closing Date Allocation Schedule.
(h)    From the delivery of the Closing Adjustment Statement until such time as the calculation of the Final Closing Adjustment Items have been finally determined pursuant to this Section 2.6, the Buyer shall (at the Company Equityholders’ expense (including from the Company Equityholder Representative Expense Amount) with respect to any out-of-pocket expenses reasonably incurred by the Buyer in connection therewith), upon reasonable notice and at reasonable times during normal business hours, make itself and its accountants and representatives available to the Company Equityholder Representative and its accountants and representatives to discuss the Closing Adjustment Statement and shall provide complete and accurate copies of, and provide reasonable access to, upon reasonable notice and at reasonable times during normal business hours, the work papers and supporting records of the Buyer and its accountants so as to allow the Company Equityholder Representative and its accountants and representatives to verify the accuracy of the Closing Adjustment Statement.
(i)    The parties agree that the procedures set forth in this Section 2.6 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment; provided, that this provision shall not prohibit the Buyer or the Company Equityholder Representative from instituting litigation to enforce the terms of this Section 2.6 or the determination of the Neutral Accountant and shall not limit any remedy of any party under Article VIII.
2.7    Allocation Schedules; Payments of Future Payments.
(a)    The Company shall deliver to the Buyer and the Paying Agent, at least three (3) Business Days prior to the Closing, the Closing Date Allocation Schedule (attached as an exhibit to the Closing Payment Certificate). From time to time after the Effective Time (but without limiting Buyer’s rights under Section 8.1(f)), the Company Equityholder Representative may, with the written agreement of the Buyer, update, correct or otherwise amend or modify the Closing Date Allocation Schedule in any manner that is consistent with the express provisions of this Article II. The Buyer shall be entitled to rely conclusively on the Closing Date Allocation Schedule as in effect from time to time, and, as between any or all Company Equityholders, on the one hand, and the Buyer and the Surviving Corporation, on the other hand, any amounts delivered by the Buyer or the Paying Agent to any Company Equityholder in accordance with the Closing Date Allocation Schedule in effect from time to time shall be deemed for all purposes to have been delivered to the applicable Company Equityholder in full satisfaction of the obligations of the Buyer and the Surviving Corporation with respect to such amounts under this Article II.
(b)    The Buyer shall deliver an amount constituting the Closing Stock Consideration to the Paying Agent and shall cause the Paying Agent to make all payments constituting the Closing Stock Consideration to the applicable Company Equityholders in accordance with the Closing Date Allocation Schedule and the Letters of Transmittal, and the Buyer or the Surviving Corporation shall pay the portion of the Aggregate Closing Consideration payable in respect of In-The-Money Vested Company Options and Other Company Vested Equity Awards pursuant to Section 2.5(a) to the holders thereof in accordance with the Closing Date Allocation Schedule (subject to any applicable withholding as provided in Section 2.8).
(c)    The Buyer shall, or shall cause the Surviving Corporation to (or, in the case of a Future Payment from the Purchase Price Adjustment Escrow Fund or the Indemnity Escrow Fund, the Buyer and the Company Equityholder Representative shall cause the Escrow Agent to), pay the portion of any Future Payment payable in respect of Company Stock to the

Paying Agent for further distribution by the Paying Agent to the holders thereof, and the Buyer shall cause the Paying Agent to, and direct the Paying Agent to promptly (or, in the case of a Future Payment from the Purchase Price Adjustment Escrow Fund or the Indemnity Escrow Fund, the Buyer and the Company Equityholder Representative shall cause the Escrow Agent to) pay the portion of any Future Payment payable in respect of In-The-Money Vested Company Options and Other Company Vested Equity Awards to the Surviving Corporation for further distribution (subject to any applicable withholding as provided in Section 2.8) by the Surviving Corporation to the holders thereof, in each case in accordance with the Closing Date Allocation Schedule.
(d)    The parties understand and agree that (i) the Company Equityholders have no rights as a security holder of the Surviving Corporation or the Buyer as a result of their right to receive the Future Payments, (ii) without limiting the generality of Section 11.4, except pursuant to applicable law or intestacy, no right to receive any Future Payment may be assigned or otherwise transferred without the prior written consent of the Buyer and any purported assignment or transfer in the absence of such consent shall be null and void ab initio, and (iii) no interest is payable as additional consideration with respect to any of the Future Payments.
2.8    Withholding Rights. The Buyer, the Company, the Paying Agent and the Escrow Agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, including payments made under the Escrow Agreement, such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from Company Stockholders and any other recipients of payments hereunder. In the event that any amount is so deducted and withheld, and properly remitted, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to the Buyer that, except as set forth in the Company Disclosure Schedule, the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III. The disclosures in any section or paragraph of the Company Disclosure Schedule shall qualify only (a) the corresponding section or paragraph in this Article III and (b) other sections or paragraphs in this Article III to the extent that it is readily apparent from a reading of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

3.1    Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction listed in Section 3.1 of the Company Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in any material Liability or the loss of any material right or material benefit with respect to the Company or any Subsidiary. The Company has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to the Buyer complete and accurate copies of its Organizational Documents. The Company is not in default under or in violation of any provision of its (i) certificate of incorporation or its bylaws or (ii) other Organizational Documents, in the case of this clause (ii) only, in any material respect.
3.2    Capitalization.
(a)    The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 52,480,809 shares of Company Preferred Stock, of which 9,743,984 shares are designated as Company Series A Preferred Stock, 13,640,153 shares are designated as Company Series B Preferred Stock, 9,427,120 shares are designated as Company Series C Preferred Stock, 10,145,525]shares are designated as Company Series D Preferred Stock, and 9,524,027 shares are designated as Company Series E Preferred Stock. As of the date of this Agreement, there are (i) 18,059,632 shares of Company Common Stock, 9,743,984 shares of Company Series A Preferred Stock, 13,640,153 shares of Company Series B Preferred Stock, 9,427,120 shares of Company Series C Preferred Stock, 10,145,525 shares of Company Series D Preferred Stock, and 9,524,027 shares of Company Series E Preferred Stock, in each case, that are issued and outstanding and (ii) 1,180,544 shares of Company Stock held in treasury.
(b)    Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than shares of Company Common Stock) the number of shares of Company Common Stock (if any) into which such shares are convertible. Section 3.2(b) of the Company Disclosure Schedule also sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding shares of Company Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been and on the Closing Date will be duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.

(c)    Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of shares of Company Stock issued to date under such Company Stock Plan, the number of shares of Company Stock subject to outstanding options under such Company Stock Plan and the number of shares of Company Stock reserved for future issuance under such Company Stock Plan, (ii) all holders of outstanding Company Options, indicating with respect to each Company Option, the Company Stock Plan under which it was granted, the number of shares of Company Stock subject to such Company Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), (iii) all other outstanding Company Equity Awards, indicating with respect to each such award the name of the holder thereof, the Company Stock Plan under which it was granted, the number and class or series of shares of Company Stock subject to such award, the date of grant, and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, and (iv) all holders of outstanding Company Warrants, indicating with respect to each Company Warrant the Contract or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant, the exercise price, the date of issuance, the expiration date thereof, and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way in connection with the Merger or any of the other transactions contemplated by this Agreement. The Company has made available to the Buyer complete and accurate copies of all Company Stock Plans, forms of all stock option agreements evidencing Company Options, forms of all agreements evidencing Other Company Equity Awards and all agreements evidencing Company Warrants. All of the shares of capital stock of the Company subject to Company Options and Company Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. The treatment of Company Equity Awards pursuant to this Agreement complies with the terms of the Company Stock Plan, the applicable Company Equity Award agreements, and applicable Law, and any consents required to comply with Section 2.5 have been received or will be received before the Effective Time.
(d)    With respect to each Company Option (whether outstanding or previously exercised), (i) each such Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (iii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry, and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

The Company has not granted or promised any stock options since May 7, 2020, and there are no outstanding promises to grant stock options or other equity compensation.
(e)    Except as set forth in Section 3.2(b) or Section 3.2(c) of the Company Disclosure Schedule (subject to the exercise or conversion of such Equity Interests in accordance with their terms as in effect on the date of this Agreement), (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests of the Company, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock of the Company or other Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other Equity Interests of the Company, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any evidences of Indebtedness of the Company or assets of the Company, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests of the Company or to pay any dividend or to make any other distribution in respect thereof. Except as set forth in this Section 3.2, as of the date of this Agreement, the Company does not have any outstanding equity compensation or equity-based compensation. The Company does not have any voting Indebtedness.
(f)    Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, there is no Contract between the Company and any holder of its securities, or, to the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including Contracts relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the Securities Act or the securities Laws of any other jurisdiction, or voting, in each case, of the capital stock of the Company.
(g)    The Preliminary Closing Date Allocation Schedule sets forth a good faith estimate of the allocation of the amounts payable to the Company Equityholders pursuant to this Agreement. The Closing Date Allocation Schedule will set forth as of the Closing a true, correct and complete summary of the allocation of the amounts payable to the Company Equityholders with respect to their Equity Interests in the Company pursuant to this Agreement. The allocation of payments to the Company Equityholders with respect to their Company Equity Interests pursuant to this Agreement complies, and the allocation of such payments set forth on the Closing Date Allocation Schedule will comply, with the terms of the Company’s Organizational Documents, the Company Stock, the Company Equity Awards and the Company Stock Plans.
3.3    Subsidiaries.
(a)    Section 3.3(a) of the Company Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each

Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.
(b)    Each Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent legally applicable) under the Laws of the jurisdiction of its incorporation or formation. Each Subsidiary is duly qualified to conduct business and is in good standing (in each case, to the extent legally applicable) under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification except for such failures to be so qualified or in good standing that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in any material Liability or the loss of any material right or material benefit with respect to the Company or any Subsidiary. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to the Buyer complete and accurate copies of the Organizational Documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its Organizational Documents. All issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All of the shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws), claims, Liens, options, warrants, rights, Contracts, calls, equities and demands. There are no outstanding or authorized options, warrants, rights, or Contracts to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no forms of equity or equity-based compensation or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.
(c)    The Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to providing financing or capital to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary.
3.4    Authority; No Conflict; Required Filings and Consents.
(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Company and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the other agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Company and, subject to obtaining the Company Stockholder Approval, which is the only approval required from the Company Stockholders in connection with the Merger and the other transactions contemplated by this

Agreement, the performance by the Company of this Agreement and the other agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Company and (subject to obtaining the Company Stockholder Approval) the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company and the Company Stockholders. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the vote of all directors (i) determined that the Merger is advisable, fair and in the best interests of the Company and its stockholders, (ii) approved this Agreement in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement and all other agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Company have been or will be as of the Closing Date duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding obligation of Buyer and the Transitory Subsidiary, constitutes or will constitute a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.
(b)    Subject to the filing of the Certificate of Merger as required by the DGCL and to the filing requirements of the HSR Act and applicable foreign Antitrust Laws, neither the execution and delivery by the Company of this Agreement or any other agreement, instrument or document contemplated by the terms of this Agreement to be executed and delivered by the Company, nor the performance by the Company of its obligations hereunder or thereunder, nor the consummation by the Company of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Organizational Documents of the Company, each as amended or restated to date, or the Organizational Documents of any Subsidiary, each as amended or restated to date, (ii) require on the part of the Company or any Subsidiary any notice to or registration or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any (A) any Material Contract, or (B) any other Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the assets of the Company or any Subsidiary are subject except, in the case of this clause (B), for such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations, Liens and violations that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect, (iv) result in the imposition of any Lien upon any assets of the Company or any Subsidiary, (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any Subsidiary or any of their respective properties or assets, except in the case of the foregoing clauses (ii), (iv) and (v) for such notices, registrations, filings, permits, authorizations, approvals, consents and waivers that, if not obtained or made, and such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations, Liens and violations that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in any material Liability or the loss of any material right or material benefit with respect to the Company or any Subsidiary, or (vi) trigger under any Contract to which the Company or any Subsidiary is a party or by which any of their respective assets are bound any third party right of first offer, right of first refusal, right of veto or right of participation, including in connection with the Merger or the other transactions contemplated hereby (excluding, for purposes of this clause (vi) only and for the avoidance of doubt, the rights of the Company Stockholders to approve this Agreement and the Merger pursuant to this Agreement in accordance with the DGCL and the Company’s Organizational Documents and the rights of the Company Equityholders, holders of Company Warrants and holders of Indebtedness to receive the payments contemplated by this Agreement) except for such right that has been satisfied or that has been waived by such third party as of the date of this Agreement or that would not otherwise limit the Company’s ability to consummate the Merger without resulting in a breach or default or any other obligation or loss of rights or benefits under such Contract.
3.5    Financial Statements.
(a)    The Company has made available to the Buyer the Company Financial Statements. The Company Financial Statements (i) comply as to form with all applicable accounting requirements to the extent required by GAAP and (ii) were prepared in accordance with the Accounting Principles; provided, however, that the Company Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes.
(b)    Each of the Company Financial Statements fairly presents in all material respects the financial condition, operating results and cash flows of the Company and the Subsidiaries as of the date thereof and for the period referred to therein, and is consistent with the books and records of the Company and the Subsidiaries. All Liabilities, including accruals for vacation expenses, severance payments and Taxes, are accounted for on the Most Recent Balance Sheet and are adequate and properly reflect the expenses associated therewith, in each case as of such date, in accordance with GAAP.
(c)    The Company and each Subsidiary maintains accurate books and records reflecting its assets and Liabilities and maintains a system of internal accounting controls that are sufficient to provide reasonable assurance that (i) transactions are executed with management’s or the directors’ authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and each Subsidiary and to maintain accountability for the Company’s and each Subsidiary’s assets, (iii) access to assets of the Company and each Subsidiary is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company and each Subsidiary is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d)    Neither the Company nor any Subsidiary has extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company or any Subsidiary.
(e)    Deloitte & Touche LLP, the Company’s current auditors, is and has been at all times since its engagement by the Company “independent” in accordance with AICPA standards of auditor independence.
3.6    Absence of Certain Changes. Since December 31, 2019 (a) no Company Material Adverse Effect has occurred through the date of this Agreement, (b) except as expressly required by this Agreement, the Company and the Subsidiaries have conducted their businesses in the Ordinary Course of Business and (c) neither the Company nor any Subsidiary has taken any of the actions set forth in clauses (a) through (s) of Section 5.1.
3.7    Undisclosed Liabilities.
(a)    Neither the Company nor any Subsidiary has any Liability except for (i) Liabilities shown on the face of the Most Recent Balance Sheet, a copy of which is attached to Section 3.7(a)(i) of the Company Disclosure Schedule, (ii) Liabilities that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business, (iii) Company Transaction Expenses incurred in connection with this Agreement or the transactions contemplated hereby, (iv) Liabilities set forth in Section 3.7(a)(iv) of the Company Disclosure Schedule, (v) contractual performance obligations (other than on account of any breach or default thereunder or any violation of law) under existing executory Contracts or the Company Plans that in each case are either listed on the Company Disclosure Schedule or not by the terms of this Agreement required to be listed on the Company Disclosure Schedule and (vi) other Liabilities that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company or the Subsidiaries.
(b)    Neither the Company nor any Subsidiary has applied for or accepted (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar applicable Laws enacted by Governmental Entities in any state, local, or foreign jurisdictions in response to COVID-19.
3.8    Books and Records. The Company has made available to the Buyer true and correct copies of the minute books and other similar records of the Company and each Subsidiary containing records of all actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors (or comparable governing body) or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. Section 3.8 of the Company Disclosure Schedule sets forth a true, correct and complete list of all bank accounts of the Company and the Subsidiaries and the names of persons having signature authority with respect thereto or access thereto.

3.9    Tax Matters.
(a)    Each of the Company and the Subsidiaries has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Laws. Each of the Company and the Subsidiaries has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of the Company and each Subsidiary (i) for Tax periods through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and (ii) for Tax periods through the Closing Date, will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP. All unpaid Taxes of the Company and each Subsidiary for all Tax periods commencing after the date of the Most Recent Balance Sheet arose in the Ordinary Course of Business.
(b)    All Taxes that the Company or any Subsidiary is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of the Company and any Subsidiary has complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any Company Employee, independent contractor, creditor, or other third party.
(c)    Neither the Company nor any Subsidiary is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company. Neither the Company nor any Subsidiary (i) has any Liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any Subsidiary, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar Contract (other than any customary commercial agreement entered into in the Ordinary Course of Business the primary purpose of which is not Tax-related).
(d)    The Company has made available to the Buyer (i) complete and correct copies of all Tax Returns of the Company and any Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company or any Subsidiary.

(e)    No examination or audit or other action of or relating to any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated. No deficiencies for Taxes of the Company or any Subsidiary have been claimed, proposed or assessed in writing or to the Knowledge of the Company, otherwise by any Governmental Entity. Neither the Company nor any Subsidiary has been informed in writing or to the Knowledge of the Company, otherwise by any jurisdiction in which the Company or any Subsidiary does not file a Tax Return that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither the Company nor any Subsidiary has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension for which approval of a Governmental Entity is not required), which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.
(f)    Neither the Company nor any Subsidiary has made any payment, is obligated to make any payment, or is a party to any Contract that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).
(g)    Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law) related to any change in accounting method on or prior to the Closing Date, (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) existing on the Closing Date, (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount or deferred revenue received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.
(h)    Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
(i)    Neither the Company nor any Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.
(j)    There are no Liens with respect to Taxes upon any of the assets of the Company or any Subsidiary, other than with respect to Taxes not yet due and payable.
(k)    Neither the Company nor any Subsidiary (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code.
(l)    Neither the Company nor any Subsidiary (i) is a stockholder of a “specified foreign corporation” (other than the Subsidiaries of the Company) as defined in Section 965(e) of the Code (or any similar provision of state, local or foreign Law) or (ii) is a stockholder in a “passive foreign investment company” as defined in Section 1297 of the Code. None of the Company’s Subsidiaries that are or have at any time been controlled foreign corporations (within the meaning of Section 957(c) of the Code) (i) has derived (or been treated for U.S. federal income Tax purposes as deriving) any material item of subpart F income (within the meaning of Section 952(a) of the Code, as determined after the application of Section 952(c) of the Code) in any year (other than amounts included in Company income by reason of Section 965(a)), or (ii) has made any investment in United States property (within the meaning of Section 956(c) of the Code) at any time. Neither the Company nor any Subsidiary has made an election under Section 965(h) of the Code with respect to any deferred foreign income corporation in which it was a United States shareholder (within the meaning of Section 951(b)).
(m)    Neither the Company nor any Subsidiary is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees or a permanent establishment or other place of business in that country.
(n)    All related party transactions involving the Company or any Subsidiary have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law. Each of the Company and the Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.
(o)    Neither the Company nor any Subsidiary has engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Law. Each of the Company and the Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.
(p)    Neither the Company nor any Subsidiary has availed itself of any government grants, Tax holidays, loans, or other Tax benefits or relief related to COVID-19,

including a loan under the Paycheck Protection Program or relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar applicable federal, state or local Law.
(q)    Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been since January 1, 2005 in material compliance with Code Section 409A and IRS Notice 2005-1 and has been in material documentary compliance since January 1, 2009. Any corrections of violations of Code Section 409A have complied with the applicable IRS requirements. No stock option granted under any Company Plan has an exercise price that has been less than the fair market value of the underlying stock as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. The Company obtained third-party valuations that can be relied on for purposes of determining the exercise price under all stock options granted after January 19, 2010 for purposes of Section 409A of the Code, irrespective of an option’s designation as an “incentive stock option”, and has provided such valuations to the Buyer.
(r)    Neither the Company nor any Subsidiary has breached or violated in any material respect any applicable Law respecting the Tax treatment of employees versus independent contractors.
(s)    Each Company Plan has been administered in accordance in all material respects with the applicable provisions of the Code and the regulations thereunder.
(t)    No Company Plan is or, in the past three (3) years, has been the subject of, or has received written notice that it is the subject of, examination by a Governmental Entity nor has it become a participant in a government sponsored amnesty, voluntary compliance or similar program with respect to Taxes.
(u)    Neither the Company nor any Subsidiary currently or previously maintained or contributed to any Employee Benefit Plan that is or was intended to be qualified under Section 401(a) of the Code other than the Chef Software 401(k) Profit Sharing Plan and Trust (the “Company 401(k) Plan”). The Company 401(k) Plan has received a determination, opinion, or advisory letter from the IRS to the effect that such Company Plan is qualified and the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or are based on prototype or volume submitter documents that have received such letter, no such determination, opinion, or advisory has been revoked and revocation has not been threatened. The Company 401(k) Plan has not had any operational failures since inception that have not been corrected in accordance with applicable guidance nor any termination or partial termination under Section 411(d) of the Code. The Company 401(k) Plan is not a safe harbor plan for the current plan year.
(v)    Neither the Company, any Subsidiary, nor any ERISA Affiliate has ever maintained or contributed to or had any Liability with respect to an Employee Benefit Plan that was ever subject to Section 412 of the Code.

(w)    All group health plans of or covering the Company, any Subsidiary and any ERISA Affiliate comply and have complied with the requirements of Code Section 4980B, Code Section 5000, the Patient Protection and Affordable Care Act (“PPACA”), and any other comparable domestic or foreign Laws, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code. No excise tax or penalty under PPACA, including Sections 4980D and 4980H of the Code is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Plan. No Company Plan is or has been funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. Neither the Company nor any Subsidiary has had, since January 1, 2016, any arrangement for paying or reimbursing medical premiums that would constitute an employer payment plan as described in IRS Notice 2015-17. Neither the Company, any Subsidiary, nor any ERISA Affiliate has any Tax Liability under or with respect to Code Section 4980B for its own actions or omissions, or those of any predecessor other than to provide health care continuation coverage to COBRA qualified beneficiaries at their own, and not at the Company’s, expense.
(x)    No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Buyer, the Company, any Subsidiary, any ERISA Affiliate, or any plan participant to any Tax Liability of any kind imposed under the Code, nor will the transactions contemplated by this Agreement give rise to any such Liability.
(y)    No Company Plan contains any provision that would promise or provide any Tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise.
(z)    Each International Employee Plan, if intended to qualify for special Tax treatment, meets all requirements for such treatment.
3.10    Assets. The Company or the applicable Subsidiary is the true and lawful owner of, and has good title to, all of the material tangible assets purported to be owned by the Company or such Subsidiary, free and clear of all Liens. The Company and each Subsidiary owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted, which tangible assets are reflected in the Company Financial Statements (other than to the extent disposed of in the Ordinary Course of Business).
3.11    Owned and Leased Real Property.
(a)    Neither the Company nor any Subsidiary owns, or has ever owned, any real property.
(b)    Section 3.11(b) of the Company Disclosure Schedule lists all Leases and lists the term of such Lease, and the rent payable, security deposit and any advance rent thereunder. The Company has made available to the Buyer complete and accurate copies of the Leases, including all amendments and modifications thereto and any guarantees thereof. Neither the Company nor any Subsidiary occupies or has a right to occupy any space other than pursuant to a Lease. With respect to each Lease:
(i)    such Lease is and will continue to be legal, valid, binding, enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto both as of the date hereof and as of immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, except, in each case, as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity;
(ii)    none of the Company, any Subsidiary or, to the Knowledge of the Company, any other party, is, in any material respect, in breach or violation of, or default under, any such Lease, and no event has occurred, is occurring or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company or any Subsidiary or, to the Knowledge of the Company, any other party under such Lease, and no event has occurred that would give rise to a termination right under such Lease;
(iii)    there are no disputes, legally binding oral agreements or forbearance programs in effect as to such Lease;
(iv)    neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, subleased, licensed, granted occupancy rights with respect to, deeded in trust or encumbered any interest in the leasehold or subleasehold; and
(v)    to the Knowledge of the Company, there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such Lease which would reasonably be expected to impair in any material respect the current uses or the occupancy by the Company or any Subsidiary of the property subject thereto.
3.12    Intellectual Property .
(a)    Section 3.12(a)(i) of the Company Disclosure Schedule lists all Company Registrations as of the date of this Agreement, and such Section 3.12(a)(i) of the Company Disclosure Schedule as updated by the Company pursuant to Section 6.6(c) shall list all Company Registrations as of immediately prior to the Closing, in each case and as applicable enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance and names of all current applicant(s) and registered owners(s), as applicable, and, if different, the legal owner(s) and beneficial owner(s), and (with respect to domain names) the applicable domain name registrars. Section 3.12(a)(ii) of the Company Disclosure Schedule lists all unregistered trademarks currently used by the Company or any of the Subsidiaries. All assignments of Company Registrations to the Company or any Subsidiary have been properly executed and recorded. To the Knowledge of the Company, all Company Registrations are valid, subsisting and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company or the applicable Subsidiary, and there are no Liens on any of the Company Registrations. There are no payments or filings required to be made and having a due date with respect to any Company Registrations within ninety (90) calendar days after the date of this Agreement.
(b)    Since January 1, 2017, there have been no inventorship challenges, opposition or nullity proceedings or interferences commenced, or to the Knowledge of the Company, threatened, with respect to any Patent Rights included in the Company Registrations. The Company and the Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or any Subsidiary and have made no material misrepresentation in such applications.
(c)    Other than Company Licensed Intellectual Property that is both (A) licensed pursuant to a Contract which involves payment of less than the sum of $200,000 within the twelve (12) month period ending on the Most Recent Balance Sheet or during the 2019 calendar year and (B) not included in any Customer Offering, each item of Company Intellectual Property will be owned or available for use by the Company or a Subsidiary immediately following the Closing on the same terms and conditions as it was immediately prior to the Closing. Except as set forth in Section 3.12(c)(i) of the Company Disclosure Schedule, the Company or a Subsidiary is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens. None of the Company Owned Intellectual Property is subject to any proceeding or order of a court or arbitral body (1) limiting the Company’s or the Buyer’s or any Subsidiary’s right to Exploit such Company Owned Intellectual Property. The Company Intellectual Property constitutes all Intellectual Property necessary to (i) Exploit the Customer Offerings in the manner so done currently by the Company and the Subsidiaries, (ii) Exploit the Internal Systems as they are currently used by the Company and the Subsidiaries and (iii) otherwise conduct the business of the Company and the Subsidiaries in the manner currently conducted by the Company and the Subsidiaries. A true and complete list of all Customer Offerings is set forth in Section 3.12(c)(ii) of the Company Disclosure Schedule.
(d)    Except with respect to Company Owned Intellectual Property released as Open Source Materials, the Company or the appropriate Subsidiary, as applicable, has taken reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof, and, without limiting the generality of the foregoing, the Company has at all times enforced a policy requiring each employee, agent, consultant, contractor and other Person employed or engaged by Company or the Subsidiaries, as applicable, to execute a confidentiality agreement in substantially the form provided to Buyer that protects the secrecy and confidentiality of any and all trade secrets or confidential information of the Company or the Subsidiaries to which such employee, agent, consultant, contractor or other person or entity is exposed in connection with their employment or engagement with Company or the Subsidiaries. The Company’s process for compiling the Customer Offerings is Company Owned Intellectual Property and not released to any third party as Open Source Materials and not disclosed by the

Company or any Subsidiary to any third party under any other terms. Since January 1, 2017, no complaint relating to an improper use or disclosure of, or a breach in the security of, any confidential information provided to the Company or any Subsidiary by a third party has been made in writing (or to the Company’s Knowledge otherwise) or, to the Knowledge of the Company, threatened against the Company or any Subsidiary. To the Knowledge of the Company, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or any Subsidiary.
(e)    The Company and the Subsidiaries are not infringing, misappropriating or otherwise violating, and in the prior six (6) years have not infringed, misappropriated or otherwise violated, any Intellectual Property of any third party, and the conduct of the business of the Company and the Subsidiaries, as conducted as of the date of this Agreement, does not infringe or violate, or constitute a misappropriation of, any Intellectual Property of any third party or constitute unfair competition or trade practices under applicable Law. Section 3.12(e) of the Company Disclosure Schedule lists, any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required by, or is available for license to, the Company), received by the Company or any Subsidiary in writing in the prior six (6) years, alleging any such infringement, violation or misappropriation or any request for indemnification or defense of any claim of infringement of any Intellectual Property of a third party received by the Company or any Subsidiary in writing in the prior six (6) years; and the Company has made available to the Buyer copies of all such complaints, claims, notices, requests, demands or threats.
(f)    To the Knowledge of the Company, no Person (including any Company Employee or current or former consultant of the Company or the Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any of the Company Licensed Intellectual Property that is exclusively licensed to the Company or any Subsidiary. The Company has made available to the Buyer copies of all written (or, to the Company’s Knowledge, other) complaints, claims, notices or threats provided by the Company or any Subsidiary to any other Person since January 1, 2017 concerning the infringement, violation or misappropriation by such Person of any Company Owned Intellectual Property or any of the Company Licensed Intellectual Property that is exclusively licensed to the Company or any Subsidiary.
(g)    Section 3.12(g)(i) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any Subsidiary has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any Company Owned Intellectual Property, excluding (x) Contracts granting non-exclusive rights or licenses with respect to the Customer Offerings entered into in the Ordinary Course of Business, (y) rights granted to contractors or vendors to use Company Owned Intellectual Property for the benefit of the Company or any Subsidiary, and (z) non-disclosure agreements. Except as described in Section 3.12(g)(ii) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has granted any exclusive rights or licenses to or under any of the Company Owned Intellectual Property. Neither the Company nor any Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.
(h)    Section 3.12(h) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any Subsidiary receives a license to any Company Licensed Intellectual Property for a fee of more than the sum of $200,000 in any twelve (12) month period ending on or after June 30, 2020, other than intercompany agreements.
(i)    Except for Open Source Materials received from a third party or as otherwise set forth in Section 3.12(i) of the Company Disclosure Schedule, all of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings have been designed, authored, tested and debugged by Company Employees within the scope of their employment or by independent contractors of the Company or a Subsidiary who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the Company or a Subsidiary, waiving their non-assignable rights (including moral rights) in favor of the Company or a Subsidiary, and have no residual claim to such materials.
(j)    The Company has made available to a third party vendor of Buyer’s choosing all Company Source Code requested by Buyer for an Open Source Materials code scan.
(k)    Each Company Employee and each current or former independent contractor of the Company or any Subsidiary, in each case who developed any material Intellectual Property for the Company or any Subsidiary, has executed a valid, binding and enforceable written agreement (an “IP Assignment Agreement”) expressly assigning to the Company or such Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such Company Employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein and has waived all moral rights therein to the extent legally permissible, except as set forth in Section 3.12(k) of the Company Disclosure Schedule. The Company has made available to Buyer a complete and accurate copy of each standard form IP Assignment Agreement used at any time by the Company or any Subsidiary in the prior three (3) years.
(l)    The Customer Offerings materially conform to the written Documentation and specifications therefor (other that any such non-conformance that would reasonably be expected to be remedied by the Company or the applicable Subsidiary in the Ordinary Course of Business). The Customer Offerings do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data.
(m)    No support, funding, resources or assistance from any university, research institution, federal, state, local or foreign governmental or quasi-governmental agency or funding source were used in the development of any Customer Offerings. No university or Governmental Entity has sponsored any research or development conducted by the Company or any Subsidiary, or has any claim of right or ownership of or Lien on any Company Owned Intellectual Property or any Company Licensed Intellectual Property that is, or is purported to be, exclusively licensed to the Company or any Subsidiary.
(n)    The Company and the Subsidiaries have commercially reasonable disaster recovery and security plans, procedures and facilities, consistent with (or exceeding) applicable generally adopted industry standards in all material respects, and take reasonable steps to safeguard the Internal Systems in their possession or operational control from unauthorized access, disclosure or use by any third party. The Company and the Subsidiaries regularly conduct tests of such plans, procedures and facilities, and such tests have not uncovered any material deficiencies in such plans, procedures, or facilities that have not been remediated. Without limiting the generality of the foregoing, the Company and the Subsidiaries maintain reasonable security plans designed to (i) identify internal and external risks to the security of trade secrets and confidential information held or used by them and (ii) implement, monitor and improve reasonable safeguards to control those risks. To the Knowledge of the Company, in the past five (5) years, there have been no unauthorized intrusions or breaches of the security of its Internal Systems.
(o)    Other than with respect to Company Licensed Intellectual Property that is both (A) licensed pursuant to a Contract which involves payment of less than the sum of $200,000 within the twelve (12) month period ending on the Most Recent Balance Sheet or during the 2019 calendar year and (B) not included in any Customer Offering, neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a material breach of or material default under any Contract governing any Company Intellectual Property, (ii) a material impairment of the rights of the Company or any Subsidiary in or to any Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Company Intellectual Property, (iv) the Company, any Subsidiary, the Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any Contract governing any Company Intellectual Property, or (v) the Buyer or any of the Buyer’s Affiliates (other than Company or the Subsidiaries) being obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person.
3.13    Contracts.
(a)    Section 3.13(a) of the Company Disclosure Schedule lists the Material Contracts to which the Company or any Subsidiary is a party or by which any of their respective assets are bound as of the date of this Agreement. For purposes of this Agreement, “Material Contract” shall mean:
(i)    any Contract (or group of related Contracts) for the lease of personal property from or to third parties involving payments in excess of $100,000 within the twelve (12) month period ending on the Most Recent Balance Sheet or during the 2019 calendar year;

(ii)    other than any agreement for the provision of employment services by an individual, any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which involves payment or receipt of more than the sum of $200,000 within the twelve (12) month period ending on the Most Recent Balance Sheet or during the 2019 calendar year, or (B) in which the Company or any Subsidiary has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;
(iii)    any Contract providing for any royalty or milestone payments by the Company or any Subsidiary, other than commissions granted in the Ordinary Course of Business under agency, distributor, sales representative or franchise Contracts;
(iv)    any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;
(v)    any Contract (or group of related Contracts) under which the Company or any Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (other than (A) Indebtedness included in Clauses (e) and (g) of the definition of Indebtedness, (B) any credit card debt incurred in the Ordinary Course of Business, (C) Contracts for the purchase or sale of products or for the furnishing or receipt of services in the Ordinary Course of Business and (D) agency, distributor, sales representative, franchise or similar Contracts entered into in the Ordinary Course of Business) or any Contract under which it has imposed (or may impose) a Lien on any of its material assets, tangible or intangible;
(vi)    any Contract providing for “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the SEC) effected by the Company or any Subsidiary;
(vii)    any Contract for the disposition of any significant portion of the assets or business of the Company or any Subsidiary (other than sales, distribution or making available of products or services in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other Person (other than purchases of supplies, products or services in the Ordinary Course of Business);
(viii)    any Contract containing a noncompetition restriction on the Company or any Subsidiary (other than with Company Employees set forth in the Company’s or the applicable Subsidiary’s standard form of employment agreement, copies of which have previously been made available to the Buyer);
(ix)    any settlement Contract (including any Contract in connection with which any employment-related claim is settled);

(x)    any Contract (other than a Company Plan) involving any current or former officer, director or stockholder of the Company or any Affiliate thereof which is not otherwise disclosed on Section 3.13 of the Company Disclosure Schedule;
(xi)    any Contract under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;
(xii)    any agency, distributor, sales representative, franchise or similar Contracts relating to the marketing, sale or distribution of any of the Customer Offerings, which involves payment to or receipt by the Company or any Subsidiary of more than the sum of $200,000 within the twelve (12) month period ending on the Most Recent Balance Sheet Date or during the 2019 calendar year;
(xiii)    any Contract which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in Contracts for the purchase, sale or license of products or services entered into in the Ordinary Course of Business);
(xiv)    any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company or any of the Subsidiaries as currently conducted;
(xv)    any Contract required to be listed in Section 3.11(b), Section 3.12(g), Section 3.12(h) or Section 3.15(a) of the Company Disclosure Schedule;
(xvi)    any Contract with any Governmental Entity or any subcontract with a higher-tier government contractor for the provision of goods or services to a Governmental Entity (a “Government Contract”);
(xvii)    any Contract involving standstill or similar arrangements that would limit the Company or Subsidiary’s ability to acquire Equity Interests, material assets or a line of business of a third party;
(xviii)    any Contract that would entitle any third party to receive a license or any other right to Intellectual Property of the Buyer or any of the Buyer’s Affiliates (excluding the Company and the Subsidiaries) following the Closing; and
(xix)    other than (A) agreements for the provision of employment services by an individual and (B) Contracts enumerated in any other clause of this Section 3.13(a), any other Contract that involves the payment or receipt of more than $200,000 in the twelve months period ending on the Most Recent Balance Sheet Date or during the 2019 calendar year, or was not entered into in the Ordinary Course of Business.
(b)    The Company has made available to the Buyer a complete and accurate copy of each Material Contract (as amended). With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect against the

Company or the Subsidiary that is a party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity; (ii) assuming any applicable consent identified in Section 3.4(b) of the Company Disclosure Schedule is properly obtained and any applicable notice identified in Section 3.4(b) of the Company Disclosure Schedule is properly given, the Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect against the Company or the Subsidiary that is a party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity; and (iii) except for the execution and delivery by the Company of this Agreement or any other agreement, instrument or document contemplated by the terms of this Agreement to be executed and delivered by the Company, the performance by the Company of its obligations hereunder or thereunder, or the consummation by the Company of the transactions contemplated hereby or thereby (which for the avoidance of doubt is addressed in Section 3.4 hereof), neither the Company, any Subsidiary nor, to the Knowledge of the Company, any other party thereto, is, in any material respect, in breach or violation of, or default under, any such Material Contract, and to the Company’s Knowledge, no event has occurred, is occurring or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company, any Subsidiary or, to the Knowledge of the Company, any other party under such Material Contract.
(c)    Neither the Company nor any Subsidiary is a party to any Contract to perform services or sell products which is expected to be performed at, or to result in, a loss, except in connection with products or services provided for free or at a discount during trial periods or for promotional purposes in the Ordinary Course of Business.
3.14    Litigation. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened, with respect to or against the Company or any Subsidiary or any current officer, director, employee, or stockholder or, to the Knowledge of the Company, any former officer, director, employee or stockholder or current or former consultant or agent of the Company or any Subsidiary, in each case in its, his or her capacity as such or with respect to the Company or any Subsidiary, or seeking to prevent or delay the transactions contemplated hereby. No written (or, to the Company’s Knowledge, other) notice of any Legal Proceeding involving or relating to the Company or any Subsidiary, whether pending or threatened, has been received by the Company or any Subsidiary and, to the Knowledge of the Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to, or serve as a basis for, any Legal Proceeding against or affecting the Company or any Subsidiary. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving the Company or any Subsidiary. There is no Legal Proceeding by the Company or any Subsidiary pending, or which the Company or any Subsidiary has commenced preparations to initiate, against any other Person (provided that a Legal Proceeding to enforce performance of this Agreement in accordance with Section 11.9 shall not be deemed a breach of this Section 3.14).
3.15    Labor and Employment.
(a)    Section 3.15(a) of the Company Disclosure Schedule contains a list of all current employees of the Company, along with, for each such current employee, the position, date of hire, annual rate of compensation (or with respect to current employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation of each such person and employment status of each such person (including whether the person is on leave of absence and the dates of such leave), part-time or full-time status, status as exempt or non-exempt from overtime if applicable, location of work, a “yes/no” notation as to whether or not each person has signed a confidentiality and/or noncompetition agreement (and a further notation if any of the agreements deviate in any material respect from the forms provided), all bonuses earned by such employee through the Closing Date that are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of June 30, 2020. Except as disclosed in Section 3.15(a) of the Company Disclosure Schedule, each current employee of the Company or any Subsidiary employed in the United States is retained at-will. Section 3.15(a) of the Company Disclosure Schedule also separately identifies any (A) employment Contract (excluding offer letters for at-will employment that do not provide for severance or for advance notice of termination), (B) independent contractor or consulting Contract that, in the case of this clause (B), involves payments in excess of $100,000 within any twelve (12) month period, or (C) Contract, plan, policy, or program providing for severance, retention, change in control payments, or transaction-related bonuses. Each Company Employee has entered into the Company’s or such Subsidiary’s standard form of confidentiality, non-competition (where permitted by applicable Law) and assignment of inventions agreement, a copy of which has previously been delivered to the Buyer. All of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. To the Knowledge of the Company, no key employee of the Company or any Subsidiary or group of current employees of the Company or any Subsidiary has any plans to terminate employment with the Company or any Subsidiary.
(b)    Neither the Company nor any Subsidiary has breached or violated in any material respect any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), equal pay or pay equity, workers’ compensation, family and medical or other employee leave, the Immigration Reform and Control Act, labor relations, disability rights or benefits, privacy, unlawful harassment, retaliation, whistleblowing, wrongful discharge or violation of the personal rights of Company Employees or prospective employees, equal opportunity/affirmative action, plant closure or mass layoff issues, unemployment insurance, and occupational safety and health requirements, (ii) order, ruling, decree, judgment or arbitration award of any arbitrator or any court or other Governmental Entity with respect to employees, or (iii) employment or other individual service providing agreement. No claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the Knowledge of the Company, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities. Neither the Company nor any Subsidiary is a party to a conciliation agreement, consent decree or other Contract or order with any Governmental Entity with respect to employment practices.
(c)    Neither the Company nor any Subsidiary has ever been party to or bound by any collective bargaining agreement, trade union agreement, industry or national labor agreement, works council, employee representative agreement, or information or consultation agreement. No consent of, consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is required for the Company or any Subsidiaries to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement. Neither the Company nor any Subsidiary has ever experienced any actual or, to the Company’s Knowledge, threatened strikes, grievances, claims of unfair labor practices, other collective bargaining disputes, organizational efforts, or filings of petition for certification nor is the Company or any Subsidiary, to the Company’s Knowledge, the subject of threatened organizational efforts.
(d)    Section 3.15(d)of the Company Disclosure Schedule contains a list of all consultants and independent contractors currently engaged by either the Company or any Subsidiary, along with the position, date of retention and rate of remuneration for each such Person. Except as disclosed in Section 3.15(d) of the Company Disclosure Schedule, each such consultant or independent contractor is a party to a written agreement or Contract with the Company or is engaged through written agreements between the Company and staffing agencies that treat such consultant or independent contractor as employees of the agency. Each such consultant and independent contractor has entered into the Company’s or such Subsidiary’s standard form of confidentiality, non-competition (where permitted by applicable law) and assignment of inventions agreement with the Company or such Subsidiary, a copy of which has previously been made available to the Buyer. No independent contractor has provided services to the Company or any Subsidiary for a period of six (6) consecutive months or longer. Neither the Company nor any Subsidiary has or has had any temporary or leased employees.
(e)    The Company has made available to the Buyer a true, correct and complete list of all current employees of the Company and the Subsidiaries working in the United States who are not citizens or permanent residents of the United States, that indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire. All other current employees of the Company and the Subsidiaries employed in the United States are citizens or permanent residents. Section 3.15(e) of the Company Disclosure Schedule sets forth a true, correct and complete list and description of all expatriate Contracts that the Company or any Subsidiary has in effect with any employee of the Company or any Subsidiary, each of which has been made available to the Buyer. Each current employee of the Company or any Subsidiary working in a country other than one of which such employee of the Company or any Subsidiary is a national has a valid work permit, certificate of sponsorship, visa, or other right under applicable Law that permits him or her to be lawfully working for the Company or the applicable Subsidiary in the country in which he or she is so providing services.
(f)    The Company or applicable Subsidiary has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from Company Employees and is not liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing.
(g)    No charges or complaints are open and pending (or since December 31, 2016 have been settled or otherwise closed) against the Company or any Subsidiary with the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs, or other Governmental Entity regulating the employment or compensation of individuals (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures), and no employee of the Company or any Subsidiary has made, since December 31, 2016, a written complaint of discrimination, harassment, retaliation, or other similar wrongdoing or, to the Knowledge of the Company, since December 31, 2016, any material oral complaint. Since December 31, 2016, neither the Company nor any Subsidiary has received any requests for, or conducted, an internal investigation of any officer or supervisor of the Company or Subsidiary with respect to any claims with respect to discrimination, harassment, retaliation or other similar wrongdoing.
(h)    The Company has made available to the Buyer complete and accurate copies of (i) all of the Company’s and each Subsidiary’s written employee handbooks, employment manuals, employment policies, or affirmative action plans, and (ii) written summaries of all unwritten employment policies, including the policy of the Company and each Subsidiary with respect to the ability of employees to take time off.
(i)    Neither the Company nor any Subsidiary has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment of the Company or any Subsidiary or (ii) a mass layoff as defined in the WARN Act, nor has the Company or any Subsidiary been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No Company Employee at a U.S. facility with sufficient numbers of employees to be covered by the WARN Act has suffered an employment loss, as defined in the WARN Act, within the ninety (90) calendar day period ending on the Closing Date.
(j)    Neither the Company nor any Subsidiary has or has had any Liability since December 31, 2016 with respect to any misclassification of any person as an independent contractor rather than as an employee or any independent contractor as an employee, with respect to any employee leased from another employer, or with respect to any person currently or formerly classified as exempt from overtime and minimum wages.
(k)    To the Company’s Knowledge, no current Company Employee is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or its Subsidiaries or to the use of trade secrets or proprietary information of others, nor, to the Company’s Knowledge, will any current Company Employee be in violation under any such agreement or covenant upon employment by or performance of services for the group of companies including the Buyer.
(l)    There is no term of employment for any current Company Employee working outside the United States that provides that the transactions contemplated by this Agreement shall entitle such individual to treat such transactions as a breach of any Contract or as good reason under any such Contract for such individual to end the employment relationship. Since January 1, 2016, neither the Company nor any of its Subsidiaries has breached or violated any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus and welfare funds and all other funds to which an employer is required by non-U.S. Law to contribute that, individually or in the aggregate, has resulted in or would reasonably be expected to result in any material Liability or the loss of any material right or material benefit with respect to the Company or any Subsidiary. No Company Employee has any right (whether actual or contingent) to pension or other benefits or terms of employment arising as a result of a transfer of their employment to the Company or any Subsidiary under either the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended), or the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or any equivalent legislation in any other jurisdiction.
(m)    For the avoidance of doubt, any representations that could be read to be made under both Section 3.9 and Section 3.15 with respect to Tax matters shall be read only to apply under Section 3.9 to the extent related to Taxes.
3.16    Employee Benefit Plans.
(a)    Section 3.16(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Plans (other than (i) employment offer letters, employment agreements, or other similar agreements with employees that are terminable at-will by the Company or any of the Subsidiaries without a required notice period or severance or change of control pay or benefits, in which case only the forms of such agreements will be listed, and (ii) individual equity award agreements that do not deviate from the standard forms of the Company or any of the Subsidiaries, in which case only such standard forms of equity award agreement will be listed). Complete and accurate copies of (i) all Company Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports filed on IRS Form 5500 and (for all funded plans) all plan financial statements for the last three (3) plan years for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k), and 401(m) of the Code for the past three (3) years, (vi) all disclosures received by the Company with respect to ERISA Section 408(b)(2) or provided by a Company Plan pursuant to ERISA Section 404(a) and (vii) any written or electronic communications from or to the Internal Revenue Service, the United States Department of Labor (“DOL”) or any other Governmental

Entity with respect to a Company Plan (including any voluntary correction submissions), have been made available to the Buyer.
(b)    Each Company Plan has been administered in accordance in all material respects with its terms and with the applicable provisions of ERISA and the regulations thereunder and other applicable Law, and in all material respects, each of the Company, the Subsidiaries and the ERISA Affiliates has met its obligations with respect to each Company Plan and has timely made all required contributions thereto. There is no plan or commitment, whether legally binding or not, to create any additional Company Plans or to modify any existing Company Plans.
(c)    Since December 31, 2016, there have been no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any Liability. No Company Plan is or, in the past three (3) years, has been the subject of, or has received written notice that it is the subject of, examination by a Governmental Entity nor has it become a participant in a government sponsored amnesty, voluntary compliance or similar program.
(d)    Each Company Plan that provides for compliance with Section 404(c) of ERISA or is intended to comply with such provision, has so complied. Each Company Plan has complied with ERISA Section 408(b)(2) (or other applicable exemption) and with ERISA Section 404(a). The investment vehicles used to fund the Company 401(k) Plan may be changed at any time without incurring a sales charge, surrender fee, or similar expense other than customary charges for participants switching investments.
(e)    Neither the Company, any Subsidiary, nor any ERISA Affiliate has ever maintained or contributed to or had any Liability with respect to an Employee Benefit Plan that was ever subject to Title IV of ERISA. At no time has the Company or any ERISA Affiliate been obligated to contribute or had any actual or potential Liability with respect to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).
(f)    With respect to the Company Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the Company Financial Statements. Neither the Company nor any Subsidiary has any liability for benefits (contingent or otherwise) under any Company Plan, except as set forth on the Company Financial Statements. The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan.
(g)    All group health plans of or covering the Company, any Subsidiary and any ERISA Affiliate comply and have complied with the requirements of COBRA, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act (“PPACA”), and any other comparable domestic or foreign Laws, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code. Neither the Company, any Subsidiary, nor any ERISA Affiliate has any liability or obligation under or with respect to COBRA under ERISA for its own actions or omissions, or those of any predecessor other than to provide health care continuation coverage to COBRA qualified beneficiaries at their own, and not at the Company’s, expense. No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of the Company or any Subsidiary is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than cash severance (to the extent disclosed) or as required by applicable Law, and there have been no written or oral commitments inconsistent with the foregoing.
(h)    No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Buyer, the Company, any Subsidiary, any ERISA Affiliate, or any plan participant to (i) any fine, penalty or Liability of any kind imposed under ERISA, the Code or any other applicable Law (other than liabilities associated with the routine operation of the Company Plan), or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan, nor will the transactions contemplated by this Agreement give rise to any such Liability.
(i)    Each Company Plan (other than bilateral agreements with individuals) is amendable and terminable unilaterally by the Company and any Subsidiary that is a party thereto or covered thereby at any time without liability or expense to the Company, any Subsidiary or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto).
(j)    No Company Plan contains any provision or is subject to any applicable Law that, in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Law with respect to the termination of any Company Plan pursuant to Section 6.9, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any Indebtedness, or (v) measure any values of benefits on the basis of any of the transactions contemplated hereby. No employee, officer or director of the Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.
(k)    There are no loans or extensions of credit from the Company, any Subsidiary, or any ERISA Affiliate to any Company Employee or any service provider to the Company. There is no corporate-owned life insurance (COLI) or split-dollar life insurance policy on the life of any Company Employee.
(l)    Each International Employee Plan (i) has been maintained and administered in all material respects in accordance with its terms and with all applicable Laws, (ii) is fully funded or book reserved in accordance with applicable Laws, and (iii) if required to be registered, has been registered with the appropriate Governmental Entities and in all material respects has been maintained in good standing with the appropriate Governmental Entities. No

International Employee Plans are “defined benefit” pension plans (as defined in ERISA, whether or not subject to ERISA).
(m)    For the avoidance of doubt, any representations that could be read to be made under both Section 3.9 and Section 3.16 with respect to Tax matters shall be read only to apply under Section 3.9 to the extent related to Taxes.
3.17    Compliance with Laws. Each of the Company and the Subsidiaries has conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws. Neither the Company nor any Subsidiary has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Entity or other Person alleging any such noncompliance with any applicable Law. Neither the Company nor any Subsidiary has any material Liability for failure to comply with any Law and, to the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such material Liability. Neither the Company nor any Subsidiary has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or Company Employee or concerning any actual or alleged fraud.
3.18    Unlawful Payments. Each of the Company and the Subsidiaries are and have been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., applicable legislation passed pursuant to the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and all other applicable anti-corruption or bribery Laws in any jurisdiction in which the Company or any Subsidiary has conducted its business (collectively, “Anti-Bribery Laws”). Neither the Company nor any Subsidiary has received any written communication from any Governmental Entity that alleges that the Company or any Subsidiary, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any Liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company or any Subsidiary. Neither the Company nor any Subsidiary has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws.
3.19    Permits. Section 3.19 of the Company Disclosure Schedule sets forth a list of all material Permits issued to or held by the Company or any Subsidiary. Such listed Permits are the only Permits that are required for the Company and the Subsidiaries to conduct their business as presently conducted, except in each case as would not be material to the Company or any Subsidiary. Each such Permit is in full force and effect; the Company or the applicable Subsidiary, as the case may be, is in compliance in all material respects with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened.
3.20    Insurance. Section 3.20 of the Company Disclosure Schedule lists, as of the date of this Agreement, each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, errors and omissions, cybersecurity, professional services, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any Subsidiary is a party, a named insured or otherwise the beneficiary of coverage, all of which are in full force and effect. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor any Subsidiary is liable for retroactive premiums or similar payments, and the Company and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. Section 3.20 of the Company Disclosure Schedule identifies all claims asserted by the Company or any Subsidiary pursuant to any insurance policy since January 1, 2017 and describes the nature and status of each such claim.
3.21    Customers and Suppliers. Section 3.21 of the Company Disclosure Schedule sets forth a list of (a) the top 20 customers of the Company or any Subsidiary, by revenue, during the 2019 calendar year and the interim period through the Most Recent Balance Sheet Date (the “Material Customers”) and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is a top 20 supplier to the Company or any Subsidiary based upon expenditures during the 2019 calendar year and the interim period through the Most Recent Balance Sheet Date or that is the sole supplier of any significant product or service to the Company or any Subsidiary (the “Material Suppliers”), showing the dollar volume of purchases from each such supplier during each such period. No Material Customer or Material Supplier has delivered a written notice, or to the Knowledge of the Company, any other notice, to the Company or any Subsidiary during the prior 12 months that it will stop, or decrease the rate of, buying materials, products or services or supplying materials, products or services, as applicable, to the Company or any Subsidiary.
3.22    Certain Business Relationships with Affiliates. No Affiliate of the Company or any Subsidiary, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has any claim or cause of action against the Company or any Subsidiary, (c) owes any money to, or is owed any money by, the Company or any Subsidiary or (d) is a party to any Contract with the Company or any Subsidiary, in each case, other than customary indemnification agreements, employment agreements, employment related restrictive covenant agreements, employment-related intellectual property assignment agreements and Company Equity Award agreements, in each case entered into in the Ordinary Course of Business, and compensation and expense reimbursement provided to officers, employees, consultants, contractors, agents and directors (or equivalent) in the Ordinary Course of Business. Section 3.22 of the Company Disclosure Schedule describes any transactions between the Company or any Subsidiary and any Affiliate thereof that occurred during the time period covered by the (A) audited Company Financial Statements for the Company’s fiscal year ended December 31, 2019 and (B) the Company’s Unaudited Financial Statements, other than customary indemnification agreements, employment agreements, employment related restrictive covenant agreements, employment-related intellectual property assignment agreements and Company Equity Award agreements, in each case entered into in the Ordinary Course of Business, and compensation and expense reimbursement provided to officers, employees, consultants, contractors, agents and directors (or equivalent) in the Ordinary Course of Business.

3.23    Accounts Receivable. All accounts receivable of the Company and the Subsidiaries reflected on the Most Recent Balance Sheet (other than those paid since such date) have arisen from bona fide transactions entered into by the Company or a Subsidiary involving the sale of goods or services in the Ordinary Course of Business and are valid receivables subject to no setoffs or counterclaims and are current and collectible in the Ordinary Course of Business (within ninety (90) calendar days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Most Recent Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 3.23 of the Company Disclosure Schedule. All accounts receivable of the Company and the Subsidiaries that have arisen since the Most Recent Balance Sheet Date are valid receivables subject to no setoffs or counterclaims and are collectible (within ninety (90) calendar days after the date on which it first became due and payable), net of a reserve for bad debts related to such accounts receivable in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. Neither the Company nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of $50,000 is subject to any contest, claim or set off by such account debtor.
3.24    Prepayments, Prebilled Invoices and Deposits. Section 3.24 of the Company Disclosure Schedule sets forth (i) all prepayments, prebilled invoices and deposits that have been invoiced by the Company and the Subsidiaries as of June 30, 2020 from customers for products to be delivered, or services to be performed, after June 30, 2020, and (ii) with respect to each such prepayment, prebilled invoice or deposit described in clause (i) above, (A) the party credited, and (B) the products and/or services to be delivered. All such prepayments, prebilled invoices and deposits described in clause (i) above are properly accrued for on the Most Recent Balance Sheet in accordance with the Accounting Principles.
3.25    Government Contracts.
(a)    The Company and each Subsidiary has complied in all material respects with the terms and conditions of each Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of Law therein or applicable thereto and all invoices, claims, data, representations and certifications submitted by the Company and any Subsidiary with respect to any Government Contract were current, accurate, and complete in all material respects as of their effective date (and updated as required) and the Company and such Subsidiary has complied in all material respects with all such representations and certifications.
(b)    (i) Neither the Company nor any Subsidiary has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity; and (ii) to the Knowledge of the Company, no such suspension or debarment has been threatened or initiated and the consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company, any Subsidiary or the Buyer (assuming that no such suspension or debarment will result solely from the identity of the Buyer). Neither the Company nor any Subsidiary has been or is now being audited (other than routine audits and similar inquiries) or investigated by the United States Government Accounting Office, the United

States Department of Defense or any of its agencies, the Defense Contract Audit Agency, the contracting or auditing function of any Governmental Entity with which it is contracting, the United States Department of Justice, the Inspector General of the United States Governmental Entity, or any prime contractor with a Governmental Entity; nor, to the Knowledge of the Company, has any such audit or investigation been threatened. To the Knowledge of the Company, there is no valid basis for (i) the suspension or debarment of the Company or any Subsidiary from bidding on contracts or subcontracts with any Governmental Entity or (ii) any claim (including any claim for return of funds to the Governmental Entity) pursuant to an audit or investigation by any of the entities named in the foregoing sentence.
(c)    Each of the Government Contracts to which the Company or a Subsidiary is a party has been issued, awarded or novated to the Company in the name of the Company or such Subsidiary. None of the Company or its Subsidiaries has any security facility clearance nor access to any classified information and the operations of the Company and its Subsidiaries as presently conducted do not require any security facility clearance or access to any classified information.
3.26    Brokers. Except for the fees payable to Guggenheim Securities, LLC (the “Financial Advisor”), neither the Company nor any Subsidiary has any Liability to pay any fees or commissions to any broker, finder, investment banker, financial advisor or similar agent with respect to the transactions contemplated by this Agreement. The Company has made available to the Buyer complete and correct copies of all Contracts under which any such fees or commissions described in the first sentence of this Section 3.26 are payable and all indemnification and other Contracts related to the engagement of the Financial Advisor.
3.27    Data Privacy and Security.
(a)    Section 3.27(a) of the Company Disclosure Schedule contains a description of the types of Personal Data currently Processed by or for the Company and each Subsidiary, and the countries in which the Company has (i) operations or (ii) customers. The Company and the Subsidiaries have for the past three (3) years complied in all material respects with all applicable Information Privacy and Security Laws, all of the Company Privacy Policies, and all their contractual obligations to any Person regarding privacy or data security with respect to their Processing of Personal Data.
(b)    The Company and the Subsidiaries have not received any written or, to the Company’s Knowledge, other notice of any claims, audits, investigations by regulatory authorities or any data protection authorities, or written or, to the Company’s Knowledge, other allegations of violations of Information Privacy and Security Laws by the Company or any Subsidiary or with respect to Personal Data Processed by, or under the control of, the Company or any Subsidiary. The Company and the Subsidiaries and, to the Knowledge of the Company, their respective customers have not received any written or, to the Company’s Knowledge, other complaints or claims from any Person alleging any violation of applicable Information Privacy and Security Laws by the Company or any Subsidiary in their Processing of Personal Data.

(c)    Where the Company or a Subsidiary uses a data processor to Process Personal Data on behalf of the Company or such Subsidiary, and where, individually or in the aggregate, such use would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, such data processor is subject to obligations under one or more Contracts with the Company or such Subsidiary to (i) comply in all material respects with applicable Laws; and (ii) use reasonable measures to protect and secure Personal Data within such Data Processor’s control from unauthorized access, use, disclosure, and other Processing.
(d)    The Company and its Subsidiaries maintain and are in material compliance with a written information security program in compliance in all material respects with all applicable Information Privacy and Security Laws that: (i) includes reasonable and appropriate administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Company Data; (ii) designed to protect against unauthorized access to the Internal Systems and Company Data (including on the systems of third parties with access to such Internal Systems or Company Data); and (iii) provides for the back-up and recovery of the material Company Data Processed using Internal Systems without material disruption or interruption to the conduct of the Company’s and the Subsidiaries’ respective businesses. The Company and each Subsidiary has, at all times in the past three (3) years, complied in all material respects with such information security program. During the past three (3) years, (i) to the Knowledge of the Company, neither the Company nor the Subsidiaries, nor any third party acting on their behalf, has suffered or incurred a material Data Security Incident, and (ii) neither the Company nor any of the Subsidiaries has notified any Person of any Data Security Incident.
3.28    Disclosure. No representation or warranty of the Company contained in this Agreement, and no statement contained in the Company Disclosure Schedule, contains any untrue statement of a material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY SUBSIDIARY
Each of the Buyer and the Transitory Subsidiary represents and warrants to the Company that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date):
4.1    Organization, Standing and Power. Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation. The Buyer has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Transitory Subsidiary is a wholly owned subsidiary of Buyer.

4.2    Authority; No Conflict; Required Filings and Consents.
(a)    Each of the Buyer and the Transitory Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Buyer or the Transitory Subsidiary, including (in the case of the Buyer) the Escrow Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer and the Transitory Subsidiary of this Agreement and the other agreements instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Buyer or the Transitory Subsidiary, including (in the case of the Buyer) the Escrow Agreement and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and the Transitory Subsidiary, respectively. This Agreement and all other agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Buyer or the Transitory Subsidiary, including (in the case of the Buyer) the Escrow Agreement have been or will be as of the Closing Date duly and validly executed and delivered by the Buyer and the Transitory Subsidiary and constitutes or will constitute a valid and binding obligation of the Buyer and the Transitory Subsidiary, enforceable against them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.
(b)    Subject to the filing of the Certificate of Merger as required by the DGCL and to the filing requirements of the HSR Act and applicable foreign Antitrust Laws, neither the execution, delivery and performance by the Buyer or the Transitory Subsidiary of this Agreement or any other agreement, instrument or document contemplated by the terms of this Agreement to be executed and delivered by the Buyer or the Transitory Subsidiary, including (in the case of the Buyer) the Escrow Agreement, nor the performance by the Buyer or the Transitory Subsidiary of its obligations hereunder or thereunder, nor the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Organizational Documents of the Buyer or the Transitory Subsidiary, each as amended or restated to date, (ii) require on the part of the Buyer or the Transitory Subsidiary, any notice to or registration or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Buyer or the Transitory Subsidiary is a party or by which the Buyer or the Transitory Subsidiary is bound or to which any of the assets of the Buyer or the Transitory Subsidiary are subject, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of their properties or assets, except in the case of the foregoing clauses (iii) and (iv) for such notices, consents and waivers that, if not obtained or made, and such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations and violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect.
4.3    R&W Policy. On the date of this Agreement, the Buyer has entered into a binder agreement providing for the issuance of a buyer-side representations and warranties insurance policy with respect to the representations and warranties set forth in Article III issued by the R&W Insurer for the benefit of the Buyer and any additional insureds named by the Buyer, in substantially the form provided to the Company on or prior to the date of this Agreement (the “R&W Policy”).
4.4    Sufficiency of Funds. The Buyer has sufficient cash on hand or other sources of available funds, and will have sufficient cash on hand and other sources of immediately available funds, to enable it to make the payments required hereby to be made at Closing (or thereafter) at the times contemplated hereby and to consummate the transactions contemplated by this Agreement.
4.5    Foreign Person. The Buyer is not a foreign entity, as defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”) and the Purchaser is not controlled by a foreign person, as defined in the DPA.
4.6    Exclusivity of Representations. The Buyer and the Transitory Subsidiary each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III, (a) neither the Company nor any other Person makes, or has made, any representation or warranty relating to the Company or the Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby and neither the Buyer nor any of its Affiliates or the Representatives of any of the foregoing is relying on any representation or warranty except for the representations and warranties expressly set forth in Article III, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or any of its businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby and if made, such representation or warranty must not be and has not been relied upon by the Buyer or any of the Affiliates or the Representatives of any of the foregoing as having been authorized by the Company (or any other Person), except for the representations and warranties expressly set forth in Article III, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Buyer or any of the Affiliates or the Representatives of any of the foregoing, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby or in connection with presentations by the management of the Company or the Subsidiaries, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of an express representation or warranty set forth in Article III. Notwithstanding the foregoing, nothing in this Agreement shall, or shall be deemed or construed to, preclude, limit or impair any claim in respect of, relieve any Person of any liability or obligation for, or limit or impair any recourse or remedy of any Person available in respect of, Fraud, whether based on representations or statements set forth in or outside of this Agreement.

ARTICLE V
CONDUCT OF BUSINESS
5.1    Operation of Business. Except as set forth on Section 5.1of the Company Disclosure Schedule, with the consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement, during the Pre-Closing Period, the Company shall, and shall cause each Subsidiary to, conduct its operations only in the Ordinary Course of Business and in compliance with all applicable Laws and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it and continue the timely payment of its accounts payable. Without limiting the generality of the foregoing, except as set forth on Section 5.1 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, during the Pre-Closing Period the Company shall not, and shall cause each Subsidiary not to, without the written consent of the Buyer (which consent shall not, in the case of clauses (c) (to the extent relating to any customer contract within clause (g) of the definition of “Indebtedness”), (e) and (n), be unreasonably withheld, conditioned or delayed):
(a)    issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except (i) pursuant to the exercise or conversion of Company Options or Company Warrants outstanding on the date hereof, in accordance with their terms as in effect on the date hereof, (ii) issuances of Company Common Stock upon the conversion of Company Preferred Stock outstanding as of the date hereof in accordance with the Organizational Documents of the Company as in effect on the date of this Agreement, and (iii) issuances of Company Common Stock upon the settlement of Other Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof), or amend any of the terms of (including the vesting of) any Company Options, Company Warrants or restricted stock agreements, or repurchase or redeem any stock or other securities of the Company (other than the repurchases or redemptions for no or nominal consideration pursuant to their terms as of the date of this Agreement);
(b)    split, combine or reclassify any shares of its capital stock; adopt or carry out any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;
(c)    create, incur or assume any Indebtedness in excess of $200,000 in the aggregate; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or make, cancel or forgive any loans, advances or capital contributions to, or investments in, any other Person, in each case other than (A) Indebtedness contemplated by clause (g) of the Definition of Indebtedness incurred in the Ordinary Course of Business under Contracts in effect on the date of this Agreement and (B) any credit card debt incurred in the Ordinary Course of Business;

(d)    hire any new officers or, except in the Ordinary Course of Business, any new employees or consultants, other than to replace terminated non-officer employees or consultants of the Company in, and on terms consistent with, the Ordinary Course of Business;
(e)    except as required to comply with applicable Law or required by Contracts or Company Plans existing on the date hereof and disclosed in Section 3.16 of the Company Disclosure Schedule, (i) adopt, enter into, terminate or amend any employment, severance, retention or change in control plan or Contract, any Company Plan (other than amendments by a professional employer organization with respect to plans covering multiple employers) or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Equity Awards, (iv) pay any benefit to any employee or consultant of the Company or any Subsidiary except as required as of the date of this Agreement under any Company Plan, (v) grant any awards to any employee or consultant of the Company or any Subsidiary under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (vi) take any action to fund or in any other way secure the payment of compensation or benefits to any employee or consultant of the Company or any Subsidiary under any employee plan, agreement, Contract or arrangement or benefit plan, other than payment of premiums due or contributions owed in the Ordinary Course of Business;
(f)    cause any of the Company Employees to incur an “employment loss” (as defined in the WARN Act) or implement any other material reduction in force, early retirement program, buyout, or other similar voluntary or involuntary employment termination program;
(g)    (i) merge or consolidate with any Person; or (ii) acquire, sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any Subsidiary or any other corporation, partnership, association or other business organization or division thereof), other than sales or licensing of Customer Offerings or third party products or services to customers in the Ordinary Course of Business;
(h)    mortgage or pledge any of its property or assets or subject any such property or assets to any Lien;
(i)    amend its Organizational Documents;
(j)    sell, assign, transfer, license or sublicense any Company Owned Intellectual Property (other than pursuant to non-exclusive licenses with customers entered into in the Ordinary Course of Business);
(k)    change the nature or scope of its business being carried on as of the date of this Agreement or commence any new business not being ancillary or incidental to such business or take any action to alter its organizational or management structure;

(l)    change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;
(m)    make or change any Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax Liability, claim or assessment, surrender any right to claim a refund of Taxes or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, in each case, except for the Tax Elections set forth in Section 6.13(e);
(n)    (A) enter into, amend or affirmatively terminate any Contract, in each of the foregoing cases, of a nature required to be listed in Section 3.11(b), Section 3.12 or Section 3.13 of the Company Disclosure Schedule; or (B) waive any rights under any such Contract or under applicable Law;
(o)    terminate any insurance policies providing for coverage which are in effect as of the date of this Agreement;
(p)    make or commit to make any capital expenditures during any month in excess of $50,000 in the aggregate for such month;
(q)    institute or settle any Legal Proceeding;
(r)    make any material changes to the Company’s practices with respect to cash management, the collection of accounts receivable and the payments of accounts payable other than as may be required by generally applicable changes in GAAP or applicable Law; or
(s)    agree in writing or otherwise to take any of the foregoing actions set forth in clauses (a) through (r).
In addition, during the Pre-Closing Period, the Company shall and shall cause each Subsidiary to (A) use commercially reasonable efforts to accept customer orders in the Ordinary Course of Business, and (B) continue to make regularly scheduled payments pursuant to the terms of any Contract with respect to any Indebtedness, if any, in existence as of the date of this Agreement.
5.2    Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1    No Solicitation.

(a)    During the Pre-Closing Period, the Company shall not, and the Company shall cause each Subsidiary and each of the respective officers, directors, managers, employees, representatives and agents of the Company or any Subsidiary not to, directly or indirectly, through any officer, director, manager, employee, Affiliate, agent or representative or otherwise, (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer or its representatives) concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange by the Company, sale of stock by the Company, sale of material assets or similar business transaction involving the Company or any Subsidiary, excluding issuances of Company Stock pursuant to the conversion or exercise of Company Equity Awards, Company Stock or Company Warrants outstanding on the date of this Agreement as such Company Equity Awards, Company Stock or Company Warrants were in effect on the date hereof (an “Acquisition Proposal”), (ii) furnish any information concerning the business, properties or assets of the Company or any Subsidiary or the shares of Company Stock to any party in connection with an Acquisition Proposal (other than the Buyer or its representatives) or (iii) engage in negotiations or enter into any Contract with any party (other than the Buyer or its representatives) concerning any Acquisition Proposal.
(b)    The Company shall immediately notify any party with which discussions or negotiations of the nature described in Section 6.1(a) were pending that such discussions or negotiations are terminated. If the Company or any Subsidiary receives any inquiry, proposal or offer of the nature described in Section 6.1(a), the Company shall, within one (1) Business Day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the material terms of such inquiry, proposal or offer.
6.2    Stockholder Consent or Approval.
(a)    The Company shall use Reasonable Best Efforts to secure and cause to be filed with the Company, as expeditiously as possible following the execution of this Agreement, the Written Consent duly executed by Company Stockholders sufficient to secure the Company Stockholder Approval (collectively, the “Consenting Stockholders”). Promptly following the receipt of the Company Stockholder Approval, the Company shall deliver to the Buyer a certificate executed on behalf of the Company by its Secretary and certifying that the Company Stockholder Approval has been obtained. Promptly (and in no event later than three (3) Business Days) following receipt of the Company Stockholder Approval, the Company shall deliver to the Buyer a substantially complete draft of the Disclosure Statement for its comment and review. The Company shall promptly (and in no event later than two (2) Business Days of receipt of the Buyer’s approval of the Disclosure Statement) deliver the Disclosure Statement, in a form reasonably acceptable to the Buyer, to all stockholders of the Company that did not execute the Written Consent. The Disclosure Statement shall (i) include the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent to inform such Company Stockholders that this Agreement and the Merger were adopted and approved by the stockholders of the Company, (ii) solicit the recipient stockholders to execute the Written Consent and the Joinder Agreement, (iii) include a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Equityholders and the authority of the Company Equityholder Representative, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), and (iv) inform the recipient stockholders that appraisal rights are available for their shares of Company Stock pursuant to Section 262 of the DGCL (and include a copy of such Section 262). The Buyer and its counsel shall be given an adequate opportunity to review and comment on the Disclosure Statement, and the Company shall reasonably reflect all comments of the Buyer or its counsel thereon. The Company shall promptly inform the Buyer of the date on which the Disclosure Statement was delivered to the stockholders of the Company that did not execute the Written Consent.
(b)    The Company, acting through its Board of Directors, shall include in the Disclosure Statement the recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.
(c)    The Company shall ensure that the Disclosure Statement on the date delivered to the Company Stockholders does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning the Buyer or the Transitory Subsidiary furnished by the Buyer in writing for inclusion in the Disclosure Statement).
(d)    The Buyer shall ensure that any information furnished by the Buyer to the Company in writing for inclusion in the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
6.3    Access to Information.
(a)    During the Pre-Closing Period, the Company shall (and shall cause each Subsidiary to) afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the Buyer (including any insurers and underwriters and the attorneys, accountants, tax advisors and other authorized representatives of such insurers and underwriters in respect of the R&W Policy) reasonable access upon reasonable notice and during normal business hours to all personnel, offices, properties, databases, systems, books and records (including those in electronic form) of the Company and the Subsidiaries, so that the Buyer may have reasonable opportunity to make such investigation as it shall desire to make of the management, business, properties and affairs of the Company and the Subsidiaries, and the Buyer shall be permitted to make abstracts from, or copies of, all such books and records. Notwithstanding the foregoing, the Company may restrict the foregoing access to the extent that such access would (i) violate applicable Law, (ii) be in breach of any confidentiality obligation by which the Company or any of its Subsidiaries is bound as of the date of this Agreement, which confidentiality obligation shall be disclosed to Buyer, provided that disclosure of such obligation would not itself be the breach of an obligation or commitment to a third party, or (iii)

result in a waiver of any legal privilege enjoyed by the Company; provided that the Company shall use commercially reasonable efforts to provide such access in a manner that does not violate any such Law or obligation or forfeit such privilege. The Company shall (and shall cause each Subsidiary to) furnish to the Buyer such financial and operating data and other information as to the business of the Company and the Subsidiaries as the Buyer shall reasonably request. The Company shall, if reasonably requested by the Buyer, reasonably assist and reasonably cooperate with the Buyer to facilitate planning for the post-Closing integration of the Company and its Subsidiaries with the Buyer.
(b)    Within ten (10) Business Days after the end of each month ending prior to the Closing, beginning with the month ending August 31, 2020, the Company shall furnish to the Buyer an unaudited consolidated income statement for such month and a consolidated balance sheet as of the end of such month, each as prepared in the Ordinary Course of Business for internal operating purposes.
(c)    The Company shall, if reasonably requested by the Buyer, introduce the Buyer to customers and suppliers of the Company and the Subsidiaries for the purpose of facilitating the post-Closing integration of the Company and the Subsidiaries and their businesses into that of the Buyer.
6.4    Closing Efforts; Legal Conditions to the Merger; Third-Party Consents.
(a)    Each of the parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to satisfy the conditions to the obligations of the other parties to consummate the Merger.
(b)    Each party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement provided that the Buyer shall pay all filing fees required under the HSR Act, and provided further that any filing fees required under any other applicable Antitrust Law shall be paid by the party obligated to pay such fees pursuant to such other applicable Antitrust Law. Without limiting the generality of the foregoing, each of the parties shall (i) promptly (and in any event within four (4) Business Days) after the date of this Agreement file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and (ii) as soon as reasonably practicable after the date of this Agreement make all appropriate filings under foreign Antitrust Laws. Each party shall use its Reasonable Best Efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable; provided, however, that notwithstanding anything to the contrary in this Agreement, the Buyer shall not be obligated (A) to commence or defend any Legal Proceeding required to obtain any such waiver, permit, consent, approval or other authorization;

(B) to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of the Company, the Buyer or any of their respective Affiliates; (C) to otherwise take any action that would limit the freedom of action with respect to, or its ability to retain any of the businesses, product lines, or assets of the Company, the Buyer, or any of their respective Affiliates; or (D) to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for any of the foregoing.
(c)    The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Company Disclosure Schedule; provided, however, that the Company shall not be required to pay (or agree to pay) any consent or similar fee not required by the express terms of the applicable Contract in order to obtain such waiver, consent or approval, other than such amounts set forth on Schedule 6.4(c). The Company shall promptly notify the Buyer if it receives any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.
6.5    Public Disclosure. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that (a) the Buyer or the Company may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use Reasonable Best Efforts to advise the other party and provide them with a copy of the proposed disclosure prior to making the disclosure) and (b) the Buyer and its Affiliates shall not be bound by the provisions of this Section 6.5 following the Closing Date.
6.6    Notification of Certain Matters.
(a)    During the Pre-Closing Period, the Company shall promptly deliver to the Buyer notice (including a reasonably detailed description) upon becoming aware of any fact, circumstance or development that constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant of the Company set forth herein, such that the conditions set forth in Section 7.2(b) or 7.2(c) would not be satisfied as of the time of such breach. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement, the Disclosure Statement or the Company Disclosure Schedule.
(b)    During the Pre-Closing Period, the Buyer shall promptly deliver to the Company notice (including a reasonably detailed description) upon becoming aware of any fact, circumstance or development that constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant of the Buyer set forth herein such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement.

(c)    At or prior to the Closing, the Company will provide the Buyer an update to the Company Disclosure Schedule reflecting, as of immediately prior to the Closing, all of the information with respect to Company Registrations required to be set forth in Section 3.12(a)(i) of the Company Disclosure.
6.7    280G Covenant. Prior to the Closing Date, the Company shall (i) use Reasonable Best Efforts to secure from any Person who is a “disqualified individual” (as defined in Section 280G(c) of the Code) and who has a right to any payments and/or benefits or potential right to any payments and/or benefits in connection with the consummation of the Merger that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of such Person’s rights to any such payments and/or benefits applicable to such Person to the extent necessary so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the payments and benefits subject to such a waiver, “Waived 280G Payments”) and (ii) submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the right of any “disqualified individual” who has executed such waiver to receive any and all Waived 280G Payments to the extent necessary so that no payments or benefits received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote shall establish any such disqualified individual’s right to his or her Waived 280G Payments. In addition, the Company shall provide adequate disclosure to Company Stockholders that hold voting Company Stock of all material facts concerning all of such disqualified individual’s Waived 280G Payments in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. At least three (3) Business Days prior to the vote or submission for stockholder approval, the Company shall deliver to the Buyer and its counsel shall be given the right to review and comment on drafts of all documents required to be delivered to the Company Stockholders in connection with such vote or approval contemplated pursuant to this Section 6.7 and any required disqualified individual waivers or consents and the Company shall reflect all reasonable comments of the Buyer or its counsel thereon. Buyer and its counsel shall be provided copies of all documents executed by the stockholders and disqualified individuals in connection with such vote or approval.
6.8    FIRPTA. Prior to the Closing, the Company shall deliver to the Buyer a certification that the shares of Company Stock are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the Internal Revenue Service, in accordance with Treasury Regulations under Sections 897 and 1445 of the Code. If the Buyer does not receive the certification and/or notice described above on or before the Closing Date, the Buyer, the Transitory Subsidiary, the Escrow Agent and the Paying Agent shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.
6.9    Termination of Company Plans. The Company shall take all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date: (a) the Company 401(k) Plan; and (b) any other Company Plan that are identified on Schedule

6.9(b), unless, in the case of clause (a), Buyer, in its sole and absolute discretion, agrees that such plan should be continued by providing the Company with written notice of such election (an “Election Notice”) at least five (5) Business Days prior to the Closing Date. The Company shall deliver to Buyer, prior to the Closing Date, evidence that the Company’s board of directors has validly adopted resolutions to terminate the Company 401(k) Plan and any other Employee Benefit Plan that the Buyer timely requests be terminated pursuant to this Section 6.9, as applicable (the form and substance of which resolutions shall be subject to prior review and approval of Buyer), effective no later than the day immediately preceding the Closing Date.
6.10    Employees.
(a)    Without limiting any obligations under applicable Law, for a period of one year following the Closing Date or the shorter period of employment, Buyer shall provide (i) each Company Employee who is employed by the Company or one of its Subsidiaries immediately prior to the Closing (each, a “Continuing Employee”) with annual base salary or wages and cash incentive opportunities that are substantially comparable in the aggregate to the base salary or wages and cash incentive opportunities that Buyer provides to its similarly situated employees during such period and (ii) the Company Employees with employee benefits that are substantially comparable in the aggregate to those benefits that Buyer provides to its similarly situated employees during such period.
(b)    To the extent permitted under the terms of the Buyer’s employee benefits plans, from and after the Effective Time, the Buyer will, or will cause the Surviving Corporation to, recognize the prior service with the Company or the Subsidiaries of each individual who is a Continuing Employee in connection with all employee benefit plans of the Buyer in which Continuing Employees are eligible to participate following the Effective Time, for purposes of eligibility and vesting and, solely for purposes of severance, level of benefits (but not for purposes of benefit accruals or benefit amounts (other than with respect to severance) or to the extent that such recognition would result in duplication of benefits). Company Employees who are terminated by the Buyer at or following the Closing (other than for cause, and excluding Company Employees eligible for severance payments pursuant to an agreement between such Company Employee and the Company, including those set forth on Schedule 6.10(b)) shall be eligible to receive severance payments pursuant to and subject to the Buyer’s severance plans (including any obligations to provide releases of claims), and any such severance payable under such plans shall be on terms substantially comparable in the aggregate to terms that the Buyer provides to its similarly situated employees. To the extent permitted under the terms of the Buyer’s employee benefits plans, from and after the Effective Time, the Buyer will use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be applicable, taking into account service with the Company) under any group health, dental, or vision benefit plans of the Buyer to be waived with respect to Continuing Employees and their eligible dependents who become covered by such plans, except to the extent such individual was or would have been subject to such exclusion under the Company Plans immediately before the Effective Time.

(c)    The Company shall provide Buyer with a list of all Company Employees at a U.S. facility with sufficient numbers of employees to be covered by the WARN Act who have suffered an employment loss, as defined in the WARN Act, within the ninety (90) calendar day period ending on the Closing Date.
(d)    Section 6.10 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Company Employee, any participant in any Company Plan or any beneficiary or trustee thereof. Section 6.10(b) shall not apply to any Company Employees outside the United States or covered by any collective bargaining agreement or other employee representation agreement and Buyer agrees to (and will cause its Subsidiaries to) comply with all terms and conditions of employment for the non-U.S. employees or provided under any collective bargaining agreement or other employee representative agreement and with applicable Law. Nothing contained in this Agreement (express or implied) (i) is intended to require Buyer to establish or maintain any specific Employee Benefit Plan for any length of time, (ii) is intended to create a Company Plan or any Employee Benefit Plan or amend any of the foregoing, (iii) is intended to confer upon any individual any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or (iv) shall be construed to indicate existence of employment relations between Company and any of its service providers (including contractors and consultants). Notwithstanding anything to the contrary in this Agreement, the parties do not intend for this Section 6.10 to create any rights or obligations except between the parties hereto. No Continuing Employee or any other current or former Company Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against the Buyer, the Surviving Corporation or any of their respective Subsidiaries or Affiliates under this Section 6.10, nor (without limiting the rights of the Company Equityholders pursuant to Article II, subject to Section 11.3(c)) shall any Company Employee or current or former Company Employee, including any beneficiary or dependent thereof, be entitled to assert any claim as a party to this Agreement with respect to his or her compensation or benefits.
(e)    Prior to the Closing, the Company shall amend the Transaction Bonus Plan to require each participant thereunder to execute and not revoke a release agreement, in substantially the form attached as Exhibit K hereto, as a condition to receiving any payment under the Transaction Bonus Plan.
6.11    Certain Financial Statements. Prior to Closing, the Company shall use Reasonable Best Efforts to assist and cooperate with the Buyer and its auditors in their preparation of the historical financial statements and pro forma financial information for the Company and its Subsidiaries required by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X of the SEC for a business acquisition required to be described in answer to Item 2.01 of Form 8-K.
6.12    Indemnification.
(a)    For a period of six (6) years after the Closing Date, the Surviving Corporation shall, and the Buyer shall cause the Surviving Corporation to, fulfill and honor in all respects, and not amend, repeal or otherwise modify, any indemnification agreements that are identified on Schedule 6.12(a) hereto or any provisions of its certificate of incorporation or bylaws concerning indemnification, exculpation or limitation of liability of directors, officers, fiduciaries or agents of the Company in any manner that would affect adversely the rights thereunder of persons who, prior to the Closing Date, were directors, officers, employees, fiduciaries or agents of the Company (the “Company Indemnified Parties”), except in each case to the extent required by applicable Law and except for any such change that would not affect the application of such provisions to acts or omissions of such individuals prior to the Closing. Notwithstanding anything to the contrary in the certificate of incorporation, bylaws of the Company, the Surviving Corporation or any Subsidiary or any provision in any indemnification or other agreement to which any of them is a party or by which any of them is bound, (a) no exculpation or other provision in the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any Subsidiary or any such agreement shall be deemed to exculpate any such person from its obligations under this Agreement and (b) no person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any Subsidiary or any such agreement for any matter for which any Buyer Indemnified Party is entitled to indemnification pursuant to this Agreement.
(b)    The Company will obtain prior to the Closing Date six (6)-year “tail” insurance policies (the “D&O Tail”) with respect to directors’ and officers’ liability insurance of the type and with the amount of coverage no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date hereof by the Company (the “Current Policies”), and with such other terms as are no less favorable in the aggregate than those in the Current Policies. The premium for the D&O Tail (the “D&O Tail Premium”) shall be paid in full prior to the Closing Date by the Company or at the Closing as a Company Transaction Expense.
(c)    This Section 6.12(c) is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Buyer and the Surviving Corporation and its successors and assigns and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. In the event Buyer or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made (which requirement shall be deemed satisfied if the Buyer or the Surviving Corporation or its successor or assign is acquired by way of a direct or indirect statutory merger) so that the successor and assign of Buyer or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Buyer or the Surviving Corporation, as the case may be, in this Section 6.12.
6.13    Tax Matters.
(a)    Tax Returns.

(i)    Subject to Section 5.1(m), the Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company and its Subsidiaries required to be filed on or prior to the Closing Date and shall timely remit, or cause to be remitted, to the appropriate Governmental Entity all Taxes reflected on such Tax Returns. Subject to the Tax Elections set forth in Section 6.13(e), such Tax Returns shall be prepared consistent with past practice and policies of the Company (except as required under applicable Law).
(ii)    Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company and its Subsidiaries required to be filed after the Closing Date and shall timely remit, or cause to be remitted, to the appropriate Governmental Entity all Taxes reflected on such Tax Returns, subject to the Buyer Indemnified Parties’ right to indemnification pursuant to Article VIII of this Agreement. Subject to the Tax Elections set forth in Section 6.13(e), to the extent such Tax Returns relate to any Pre-Closing Tax Period, such Tax Returns shall be prepared consistent with past practice and policies of the Company (except as required under applicable Law) and, to the extent permitted by applicable Law, Buyer shall cause the Company to utilize any available Tax Assets accrued in any Pre-Closing Tax Period against taxable income reported on any such Tax Returns. With respect to any such Tax Return that could reasonably be expected to give any Buyer Indemnified Party the right to be indemnified pursuant to Article VIII hereto, Buyer shall deliver a copy of such Tax Return to the Company Equityholder Representative for its review and comment not less than twenty (20) Business Days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions), in the case of income Tax Returns, and in such period of time prior to filing as Buyer shall reasonably determine to be practicable in the case of other Tax Returns, and shall make any changes reasonably requested by the Company Equityholder Representative. Each of Buyer and the Surviving Corporation shall provide to the Company Equityholder Representative prompt access to all information reasonably requested by the Company Equityholder Representative in connection with the review of any Tax Return pursuant to this Section 6.13(a)(ii).
(iii)    For purposes of this Agreement, the portion of any Taxes for any Straddle Period that are allocable to the Pre-Closing Tax Period shall be deemed to equal: (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Taxes described in Section 8.1(c)(iv), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of allocating Taxes attributable to any partnerships or specified foreign corporations (within the meaning of Section 965(e) of the Code) in which the Company or any Subsidiary holds (with due regard to Section 958 of the Code) an equity interest as of the Closing Date, the taxable year of any such partnerships or specified foreign corporations shall be treated as ending on the Closing Date (without regard to any contrary provision of Law).

(b)    Amended Tax Returns. After the Closing, the Buyer shall not, and shall not cause or permit the Company to (i) make or change any Tax election that has any retroactive effect on any Pre-Closing Tax Period, (ii) amend or cause to be amended any Tax Return of the Company (or file any new Tax Return of the Company in a jurisdiction with which the Company has not previously filed Tax Returns) related to any Pre-Closing Tax Period, or (iii) initiate or enter into any voluntary disclosure agreement or similar program with any Governmental Entity with respect to any Pre-Closing Tax Period, in each case, without the prior written consent of the Company Equityholder Representative (which consent will not be unreasonably withheld or delayed), unless such election, filing or amendment would not give rise to or increase the liability for Taxes of the Company Equityholders pursuant to Article VIII.
(c)    Transfer Taxes. Any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid 50% by the Company Equityholders and 50% by the Buyer. The Company Equityholders and Buyer will cooperate (and cause their Affiliates and representatives to cooperate) to timely prepare any Tax Return or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. The party required by applicable Law to file any Tax Return related to Transfer Taxes shall prepare and file such Tax Return and the non-filing party shall pay its portion of Transfer Taxes shown due on such Tax Return to the filing party at least five (5) Business Days in advance of the due date for payment to the relevant authority.
(d)    Cooperation. The Buyer and the Company Equityholders and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any taxable periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information.
(e)    Tax Elections. Notwithstanding the foregoing, the Company shall make (and the parties shall cause the Company to make) the following Tax filings and elections (collectively, the “Tax Elections”):
(i)    If the Closing Date occurs on or prior to October 15, 2020:
(A)    The Company may prepare and file, or cause to be prepared and filed, on or prior to the Closing Date (1) an IRS Form 3115 (Application for Change in Accounting Method) (and any corresponding filing under applicable state Law) to include any deferred revenue pursuant to Section 451 of the Code in gross income earned by the Company prior to December 31, 2019 (to the extent not already included in gross income) and recognize any related Tax liability pursuant to the full inclusion method as set forth in Section 5.01 of IRS Rev. Proc. 2004-34 (and any corresponding provision of applicable state Law) (the “2019 Deferred Revenue Election”) and (2) an election to include the entire amount of any Section 481(a) adjustment related to the adoption of FASB Accounting Standards Codification (ASC) Topic 606 in the taxable income of the Company for the 2019 taxable year pursuant to an eligible acquisition transaction election as set forth in Section 7.03(d) of Rev. Proc. 2015-13 (and any corresponding provision of applicable state Law) (the “481(a) Election”), including, in each case, any applicable request for change in accounting method pursuant to Sections 446 and 481 of the Code.
(B)    If the Company has not filed the Tax Elections set forth in Section 6.13(e)(i)(A) on or prior to the Closing Date, Buyer shall, in cooperation with the Company Equityholder Representative, cause the Company to prepare and timely file (1) the 2019 Deferred Revenue Election and (2) the 481(a) Election, in each case, on or prior to October 15, 2020; and
(ii)    If the Closing Date occurs after October 15, 2020, Buyer shall, in cooperation with the Company Equityholder Representative, prepare and timely file, or cause to be prepared and timely filed, an IRS Form 3115 (Application for Change in Accounting Method) (and any corresponding filing under applicable state Law) to include any deferred revenue pursuant to Section 451 of the Code in gross income earned by the Company on or after January 1, 2020 through the Closing Date (to the extent not already included in gross income) in connection with filing the Company’s federal and applicable state income Tax Returns for the 2020 short taxable year ending on the Closing Date and recognize any related Tax liability pursuant to the full inclusion method as set forth in Section 5.01 of IRS Rev. Proc. 2004-34 (and any corresponding provision of applicable state Law).
(f)    Use of Tax Assets.
(i)    To the extent permitted by applicable Law, the Company shall, and Buyer shall cause the Company to, utilize any available Tax Assets accrued in any Pre-Closing Tax Period to reduce any applicable taxable income of the Company and its Subsidiaries for the Pre-Closing Tax Period (including, but not limited to, in connection with (i) the Tax Elections and (ii) the Taxes included in “Indebtedness”).
(ii)    Without limiting the foregoing, in accordance with applicable Law, Buyer shall not, and shall cause each Affiliate (including the Surviving Corporation) to not, utilize any of the Tax Assets accrued in any Pre-Closing Tax Period to reduce any applicable taxable income of Buyer or any of its Affiliates (other than the Company and its Subsidiaries) unless, and only to the extent that, such Tax Assets would not be utilized, pursuant to applicable Law, to reduce Taxes for which the Company Equityholders are responsible pursuant to Section 8.1(c) or Tax liabilities included in the calculation of “Indebtedness” pursuant to this Agreement.
(iii)    In the event that Buyer breaches Section 6.13(f)(ii), then indemnifiable Taxes pursuant to Section 8.1(c) and Tax liabilities included in the calculation of Indebtedness will be calculated as if such breach had not occurred.
6.14    R&W Policy.

(a)    Promptly following the Closing, the Buyer shall pay or cause to be paid the total premium, underwriting costs, brokerage commissions, and similar fees and expenses of the R&W Policy.
(b)    The Buyer shall not (and shall cause each of its controlled Affiliates and Representatives not to) agree to amend, modify, waive, or cancel, the R&W Policy (or the terms, provisions or protections contained therein) in a manner that would reasonably be expected to increase the Company Equityholders exposure to, or liability for, indemnification claims under Article VIII (including the amount of Damages that are recoverable from the Indemnity Escrow Fund) compared to the Company Equityholders’ exposure to, or liability for indemnification claims under Article VIII had the R&W Policy not been amended, modified, waived, or cancelled.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
7.1    Mutual Conditions to Obligations of Each Party. The obligation of each of the parties hereto to consummate the Merger are subject to the satisfaction of the following conditions precedent each of which may be waived in writing by the mutual written consent of the Buyer and the Company:
(a)    (i) all applicable waiting periods (and any extensions thereof) under the HSR Act, and all of the waiting, timing agreements, or similar commitments and under any other applicable Antitrust Laws to the extent set forth on Schedule 7.1(a), shall have expired or otherwise been terminated, and (ii) all applicable approvals, consents, and clearances required to be obtained prior to the Closing under applicable Law from a Governmental Entity of competent jurisdiction to the extent set forth on Schedule 7.1(a) shall have been obtained; and
(b)    no judgment, order, decree, stipulation or injunction of a Governmental Entity shall be in effect that restrains, enjoins or prohibits the consummation of the Merger or has the effect of making the consummation of the Merger illegal.
7.2    Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligation of each of the Buyer and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Buyer:
(a)    no Legal Proceeding shall be pending that would reasonably be expected to (i) prevent consummation of the Merger, (ii) cause the Merger to be unwound following consummation thereof or (iii) have, individually or in the aggregate, a Company Material Adverse Effect;
(b)

(i)    each of the representations and warranties of the Company that are set forth in any of Section 3.4(a), clause (a) of Section 3.6, and Section 3.26 shall have been true and correct in all respects as of the date hereof and shall be true and correct as of the Closing Date (other than any such representations or warranties that address matters as a of particular earlier date, in which case such representation or warranty shall have been true and correct as of such particular date);
(ii)    each of the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(b)(i), Section 3.4(b)(vi), Section 3.9 and Section 3.22 shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date (other than any such representations or warranties that address matters as a of particular earlier date, in which case such representation or warranty shall have been true and correct in all material respects as of such particular earlier date); provided that any such representations or warranties qualified by reference to materiality, Company Material Adverse Effect and other qualifications based on the word “material” shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing Date;
(iii)    all other representations and warranties of the Company forth in Article III (other than the representations and warranties described in the foregoing clauses (i), (ii) and (iii)), individually and in the aggregate, shall have been true and correct as of the date hereof and shall be true and correct in all respects as of the Closing Date (other than any such representations or warranties that address matters as a of particular earlier date, in which case such representation or warranty shall have been true and correct as of such particular earlier date), in each case, except for any failure to be so true and correct, individually or in the aggregate, that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect (it being understood for purposes of this Section 7.2(b)(iii) that all “Company Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded);
(c)    the Company shall have performed or complied in all material respects with its agreements and covenants under this Agreement to the extent required to be performed or complied with under this Agreement as of or prior to the Closing;
(d)    since the Most Recent Balance Sheet Date, there shall have occurred no Change that, individually or taken together with all other Changes since such date, has had a Company Material Adverse Effect (it being understood that for purposes of this Section 7.2(d), (i) any Change that could reasonably be expected to have (but has not had) a Company Material Adverse Effect shall be disregarded unless such Change is continuing and (ii) any Change that (A) would constitute a Company Material Adverse Effect pursuant to clause (b) of the definition thereof shall be disregarded unless such Company Material Adverse Effect is continuing or (B) could reasonably be expected to have (but has not had) a Company Material Adverse Effect pursuant to clause (b) of the definition thereof shall be disregarded unless such Change continues to reasonably be expected to have a Company Material Adverse Effect);

(e)    the Buyer shall have received copies of Written Consents and Joinder Agreements (or Principal Stockholder Agreements in lieu of Joinder Agreements) duly executed by Company Equityholders that in the aggregate are entitled to receive with respect to their Company Equity Interests an amount equal to at least (i) during the period from the date hereof to October 10, 2020, ninety five percent (95%) of the Aggregate Closing Consideration payable to all Company Equityholders pursuant to this Agreement and (ii) during the period after October 10, 2020, ninety percent (90%) of the Aggregate Closing Consideration payable to all Company Equityholders pursuant to this Agreement;
(f)    the number of Dissenting Shares, together with the number of shares of Company Stock eligible to become Dissenting Shares, shall not exceed five percent (5%) of the number of outstanding shares of Company Stock as of the Effective Time (calculated after giving effect to the conversion into shares of Company Common Stock of all outstanding shares of Company Preferred Stock, Company Equity Awards and Company Warrants);
(g)    the Buyer shall have received evidence, in the form attached hereto as Exhibit C, that the Company has, at its own expense, obtained at least five (5) of the waivers, permits, consents, approvals or other authorizations, or effectuations of registrations, filings and notices, as applicable, set forth on Schedule 7.2(g);
(h)    the Buyer shall have received evidence, in form and substance reasonably satisfactory to the Buyer, that the agreements and other arrangements between Affiliates of the Company (other than Subsidiaries), on the one hand, and the Company or any Subsidiary, on the other hand, listed on Schedule 7.2(h) shall have been terminated as of the Closing, in each case without any Liability or further obligation to the Company or any Subsidiary;
(i)    the Buyer shall have received copies of the resignations, effective as of the Closing and in the form attached hereto as Exhibit D, of each director and officer of the Company and the Subsidiaries (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);
(j)    other than due to death or disability of a Designated Employee, with respect to at least five (5) Designated Employees, (i) the Designated Employee Agreements shall be in force and effect (other than due to a failure to be in full force and effect as a result of actions by Buyer or one of its controlled Affiliates) and (ii) the Designated Employee shall remain employed by, and shall not have provided notice of their intent to terminate employment with Buyer, the Surviving Corporation or any applicable Subsidiary following the Closing;
(k)    at the Closing, the Buyer shall have received a counterpart of the Escrow Agreement executed by the Escrow Agent and the Company Equityholder Representative;
(l)    at the Closing, the Buyer shall have received the items contemplated to be delivered by the Company in accordance with Section 2.1(d)(i);
(m)    the Buyer shall have received duly executed written instruments releasing any Lien on any asset of the Company or any Subsidiary and authorizing the filing of UCC-3 termination statements (or other comparable documents) in each case with respect to all UCC-1 financing statements (or other comparable documents) filed in connection with such Liens;
(n)    with respect to the Waived 280G Payments, the Buyer shall have received evidence that the stockholder consent and any waivers contemplated pursuant to Section 6.7 has been solicited, that the waivers contemplated pursuant to Section 6.7 have been obtained and that the Waived 280G Payments have been approved or not approved by the Company Stockholders as contemplated in Section 6.7;
(o)     at the Closing, the Buyer shall have received the certifications contemplated by Section 6.8;
(p)    as of no later than the day preceding the Closing Date, the Buyer shall have received evidence that the Company has terminated, in accordance with Section 6.9, if and to the extent requested by Buyer, the Company Plans contemplated to be terminated pursuant to Section 6.9;
(q)    the Buyer shall have received a certificate from the Secretary of the Company in a form reasonably satisfactory to the Buyer certifying as to correct and complete copies of each of (A) the Company’s Organizational Documents and any amendments thereto, (B) incumbency and signatures of officers of the Company authorized to sign this Agreement and other documents contemplated hereby to which the Company will be a party (C) a certificate of good standing of the Company certified by the Secretary of State of the State of Delaware and issued not more than ten (10) Business Days prior to the Closing Date and (D) all resolutions of the board of directors of the Company (or a duly authorized committee thereof) and the Company Stockholders relating to this Agreement and the transactions contemplated by this Agreement;
(r)    at the Closing, the Buyer shall have received the Company Certificate; and
(s)    at the Closing, the Buyer shall have received the Certificate of Merger duly executed by the Company.
7.3    Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Company:
(a)    the representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent any such inaccuracies, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect;
(b)    each of the Buyer and the Transitory Subsidiary shall have performed or complied in all material respects with its agreements and covenants under this Agreement to the extent required to be performed or complied with under this Agreement as of or prior to the Closing;
(c)    at the Closing, the Company shall have received the Buyer Certificate; and
(d)    the Company shall have received a counterpart of the Escrow Agreement executed by the Buyer and the Escrow Agent.
ARTICLE VIII
INDEMNIFICATION
8.1    Indemnification by the Company Equityholders. From and after the Effective Time, and subject to the limitations set forth herein, the Company Equityholders shall in accordance with their respective Pro Rata Direct Indemnity Portions (or, in the case of any recovery from the Indemnity Escrow Fund, their Pro Rata Shares), defend and indemnify each Buyer Indemnified Party in respect of, and hold each Buyer Indemnified Party harmless against and will compensate and reimburse each Buyer Indemnified Party for, and the Indemnity Escrow Fund shall be available to the Buyer Indemnified Parties in order to satisfy, any and all Damages incurred or suffered by any Buyer Indemnified Party (regardless of whether such Damages relate to any Third Party Action and regardless of whether or not the actions or omissions of such Company Equityholder gave rise to or resulted in such Damages) resulting from, constituting or arising out of:
(a)    any breach of or inaccuracy in, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Company contained in this Agreement or any of the certificates, agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Company or the Company Equityholder Representative to the Buyer pursuant to this Agreement;
(b)    any breach of or failure to perform any covenant or agreement of the Company contemplated to be complied with or performed by the Company at or prior to the Effective Time or of the Company Equityholder Representative, in either case, contained in this Agreement or any of the certificates, agreements, instruments and documents contemplated by the terms of this Agreement to be executed and delivered by the Company or the Company Equityholder Representative to the Buyer pursuant to this Agreement;
(c)    the following Taxes: (i) any Taxes for, or allocated in accordance with Section 6.13(a)(iii) to, any Pre-Closing Tax Period due and payable by the Company or any Subsidiary, including (A) any Taxes payable as a result of (x) application of Sections 951 or 951A of the Code to income earned, or investments made, by any Subsidiary on or before the Closing Date or (y) application of Section 965 of the Code (without regard to any election under subsection (h) thereof) on any accumulated post-1986 deferred foreign income (within the meaning of Section 965(d)(2) of the Code) and (B) any Taxes with respect to any Pre-Closing Tax Period for which payment has been deferred pursuant to Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act or any similar provision of state, local or foreign Laws;

(ii) any Taxes for which the Company or any Subsidiary has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (iii) any Taxes for which the Company or any Subsidiary has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of the Company or any Subsidiary on or prior to the Closing Date or an event or transaction occurring before the Closing; and (iv) any Transfer Taxes allocated to the Company Equityholders pursuant to Section 6.13(b), in each case, after taking into account the Tax Elections and any Tax Assets accrued in any Pre-Closing Tax Period consistent with Sections 6.13(e) and 6.13(f), respectively, and excluding: (x) Taxes attributable to any action of Buyer or any of its Affiliates (including the Surviving Corporation after the Closing) on the Closing Date after the Closing not contemplated by this Agreement outside the Ordinary Course of Business, (y) any Transfer Taxes allocated to Buyer pursuant to Section 6.13(b) and (z) any Taxes included as a liability in calculating the Aggregate Consideration as finally determined pursuant to Section 2.6;
(d)    the Employee Amount, any Closing Indebtedness and any Company Transaction Expenses, in each case to the extent they have not been paid prior to the Closing and are in excess of the amounts included in the calculation of the Aggregate Closing Consideration or the Final Closing Adjustment;
(e)    any claim by a stockholder or former stockholder of the Company, or any other Person (other than the Company Equityholder Representative enforcing its rights on behalf of the Company Equityholders under this Agreement or any holder of Closing Indebtedness or holder of Company Warrant to enforce any right to be paid any unpaid amounts included as a liability in the Estimated Closing Adjustment Items or the Final Closing Adjustment Items), seeking to assert, or based upon: (i) the ownership or rights to ownership of any Equity Interest in the Company or any of its Subsidiaries; (ii) any right of an equityholder of the Company or any of its Subsidiaries (other than the right to receive the consideration pursuant to Article II), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under any Organizational Documents of the Company or any Subsidiary, including any claim for indemnification by a Company Indemnified Person under Section 6.12, any agreement identified on Schedule 6.12(a), or the Organizational Documents of the Company arising out of or relating to any fact, circumstance, occurrence, or claim that existed or arose at or prior the Closing, (iv) any repurchase, cancellation, termination or transfer of any Equity Interest in the Company or any Subsidiary; or (v) appraisal or dissenters rights, including any payment in respect of Dissenting Shares in excess of the amount of payments otherwise payable to the stockholder seeking such rights under this Agreement, except, in the case of clauses (i), (ii), (iii) and (iv), for rights arising solely from actions by the Buyer not contemplated by this Agreement after the Effective Time;
(f)    any inaccuracy in or claim related to the Closing Date Allocation Schedule or any calculation of Pro Rata Share; or

(g)    any Fraud or Knowing Misrepresentation on the part of the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (it being understood and agreed that any Fraud that is committed by any employee or director of the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, Individual Fraud) shall be deemed to constitute Fraud on the part of the Company or such Subsidiary for purposes of this Agreement).
8.2    Indemnification by Individual Company Equityholders. From and after the Effective Time, and subject to the limitations set forth herein, each Company Equityholder shall, solely with respect to such Company Equityholder, defend and indemnify each Buyer Indemnified Party in respect of, and hold each Buyer Indemnified Party harmless against and will compensate and reimburse each Buyer Indemnified Party for, and such Company Equityholder’s Pro Rata Share of the Indemnity Escrow Fund shall be available to the Buyer Indemnified Parties in order to satisfy, any and all Damages incurred or suffered by any Buyer Indemnified Party (regardless of whether such Damages relate to any Third Party Action) resulting from, constituting or arising out of:
(a)    any failure of such Company Equityholder (to the extent such Company Equityholder is a Company Stockholder) to have good, valid and marketable title to the shares of Company Stock outstanding and issued in the name of such Company Stockholder as of immediately prior to the Effective Time, free and clear of all Liens;
(b)    any breach by such Company Equityholder of the Principal Stockholder Agreement, Joinder Agreement or Letter of Transmittal, as applicable, executed and delivered by such Company Equityholder; and
(c)    any Individual Fraud on the part of such Company Equityholder.
8.3    Indemnification Claims.
(a)    The Buyer shall give written notification to the Company Equityholder Representative of the commencement of any Third-Party Action. Such notification shall be given promptly, and in any event within twenty (20) calendar days after receipt by the Buyer of notice of such Third Party Action, and shall describe in reasonable detail (to the extent then known by the Buyer) the facts constituting the basis for such Third Party Action and the amount of the claimed damages. No delay or failure on the part of the Buyer in so notifying the Company Equityholder Representative shall relieve the Company Equityholders of any Liability hereunder except to the extent of any Liability caused by or arising out of such delay or failure. Within twenty (20) calendar days after delivery of such notification, the Company Equityholder Representative may, upon written notice thereof to the Buyer (subject to any right of the insurer under the R&W Policy to control the defense of Third-Party Actions covered by such R&W Policy), assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Buyer; provided that (i) the Company Equityholder Representative may only assume control of such defense if (A) it acknowledges in writing to the Buyer on behalf of all of the Company Equityholders that any damages, fines, costs or other Liabilities that may be assessed against the Buyer in connection with such Third Party Action constitute Damages for which the Buyer shall be indemnified pursuant to this Article VIII, (B) the ad damnum in such Third Party Action, taken together with the estimated costs of defense thereof and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the then-current balance of the Indemnity Escrow Fund, and (C) an adverse resolution of the Third Party Action would not have a material adverse effect on the goodwill or reputation of a Buyer Indemnified Party or the business, operations or future conduct of a Buyer Indemnified Party and (ii) the Company Equityholder Representative may not assume control of the defense of any Third Party Action involving Taxes, any Governmental Entity or criminal liability or in which equitable or other non-monetary relief is sought against a Buyer Indemnified Party. If the Company Equityholder Representative does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third-Party Action, the Buyer shall control such defense. The Non-controlling Party may participate in such defense at its own expense (in the case of the Company Equityholder Representative, on behalf of the Company Equityholders). The Controlling Party shall keep the Non-controlling Party advised of the status of such Third-Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third-Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third-Party Action. The fees and expenses of counsel to the Buyer with respect to a Third-Party Action shall, to the extent such Third Party Action is a claim pursuant to which a Buyer Indemnified Party is a entitled to indemnification pursuant to Section 8.1 or Section 8.2, be considered Damages under the related indemnification provision pursuant to Section 8.1 or Section 8.2 (subject to the limitations set forth in this Article VIII) for purposes of this Agreement if (i) the Buyer controls the defense of such Third Party Action pursuant to the terms of this Section 8.3(a) or (ii) the Company Equityholder Representative assumes control of such defense and the Buyer reasonably concludes that the Company Equityholders and the Buyer have conflicting interests or different defenses available with respect to such Third Party Action. Neither the Company Equityholders nor the Company Equityholder Representative shall agree to any settlement of, or the entry of any judgment arising from, any Third-Party Action without the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed. Except as provided in Section 8.3(e) the Buyer shall not, and shall not permit any Buyer Indemnified Parties to, agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Company Equityholder Representative, which shall not be unreasonably withheld, conditioned or delayed.
(b)    In order to seek indemnification under this Article VIII, the Buyer shall deliver a Claim Notice to the Company Equityholder Representative.
(c)    Within thirty (30) calendar days after delivery of a Claim Notice, the Company Equityholder Representative shall deliver to the Buyer a Response, in which the Company Equityholder Representative, on behalf of all of the Company Equityholders, shall: (i) agree that the Buyer is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a letter from the Company Equityholder Representative instructing the

Escrow Agent to disburse to the Buyer from the Indemnity Escrow Fund an amount in cash equal to the Claimed Amount), (ii) agree that the Buyer is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a letter from the Company Equityholder Representative instructing the Escrow Agent to disburse to the Buyer from the Indemnity Escrow Fund an amount in cash equal to the Agreed Amount) or (iii) dispute that the Buyer is entitled to receive any of the Claimed Amount. If no Response is delivered by the Company Equityholder Representative within such 30-day period, the Company Equityholders shall be deemed to have agreed that all of the Claimed Amount is owed to the Buyer. Acceptance by the Buyer of partial payment of any Claimed Amount shall be without prejudice to the Buyer’s right to claim the balance of any such Claimed Amount.
(d)    Subject to Section 2.6(h), any Dispute shall be resolved in accordance with Section 11.10. If the Buyer and the Company Equityholder Representative settle such dispute pursuant to a written resolution executed by each of the Buyer and the Company Equityholder Representative, or if a court of competent jurisdiction determines that Buyer is entitled to a distribution with respect to a Dispute such determination has become final and non-appealable, then the Company Equityholder Representative and the Buyer shall deliver to the Escrow Agent, promptly (and in any event within two (2) Business Days) following such settlement or final determination a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Indemnity Escrow Fund shall be distributed to the Buyer (which notice shall be consistent with the terms of such settlement or final determination of the Dispute).
(e)    Notwithstanding the other provisions of this Section 8.3, if a third party asserts (other than by means of a lawsuit) that any Buyer Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which a Buyer Indemnified Party may be entitled to indemnification pursuant to Section 8.1, and the Buyer reasonably determines that it has a valid business reason to fulfill such obligation, then (i) the Buyer shall be entitled to satisfy such obligation, without prior notice to or consent from the Company Equityholder Representative or the Company Equityholders, to the extent such notice or consent is not practicable under the circumstances, (ii) subject to the limitations in this Article VIII, the Buyer may subsequently make a claim against the R&W Policy or the Indemnity Escrow Fund for indemnification in accordance with the provisions of this Article VIII, and (iii) subject to the limitations in this Article VIII (but not directly against the Company Equityholders), the Buyer shall be entitled to indemnification from the R&W Policy and the Indemnity Escrow Fund, in accordance with the provisions of this Article VIII, for any such Damages for which it is entitled to indemnification pursuant to this Article VIII (subject to the right of the Company Equityholder Representative, on behalf of the Company Equityholders, to dispute the applicable Buyer Indemnified Party’s entitlement to indemnification, and the amount for which it is entitled to indemnification, under the terms of this Article VIII, it being understood that the mere payment of such amount by Buyer shall not be taken into account for purposes of determining whether the Buyer Indemnified Party is entitled to indemnification pursuant to this Article VIII). The provisions of this paragraph 8.3(e) shall only apply with respect to claims against the R&W Policy or the Indemnity Escrow Fund.

(f)    Without limitation of Section 2.4, the Company Equityholder Representative shall have full power and authority on behalf of each Company Equityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Equityholders under this Article VIII. The Company Equityholder Representative shall have no Liability to any Company Equityholders for any action taken or omitted on behalf of the Company Equityholders pursuant to this Article VIII. Notwithstanding anything to the contrary set forth in this Agreement, without limiting the authority of the Company Equityholder Representative with respect to the Indemnity Escrow Fund, the Company Equityholder Representative shall not have the authority to commit any individual Company Equityholder to be directly liable to any Buyer Indemnified Party without such Company Equityholder’s express written consent, except to the extent (i) all Company Equityholders holding Equity Interests that are included in the definition of Pro Rata Direct Indemnity Portion are so liable for their respective Pro Rata Direct Indemnity Portion of such liability and (ii) such liability does not exceed the limitations otherwise set forth in this Article VIII (it being expressly acknowledged and agreed that, solely for purposes of this sentence, the limitations in this Article VIII shall be read without giving effect to the exception to such limitations set forth in Section 8.5(n)).
8.4    Survival of Representations and Warranties.
(a)    Unless otherwise specified in this Section 8.3 or elsewhere in this Agreement, all provisions of this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; provided, however, that, except in the case of Fraud or Knowing Misrepresentation with respect to a representation or warranty (in which case the survival limitation provide below will not apply to the representation or warranty subject to such Fraud or Knowing Misrepresentation), all representations and warranties that are covered by the indemnification obligations in Section 8.1(a) shall expire on the date fifteen (15) months following the Closing Date; provided further, however, that (i) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4(a), 3.4(b)(i), 3.4(b)(vi), 3.22 and 3.26 shall survive until the date that is six (6) years following the Closing Date, and (ii) the representations and warranties in Sections 3.9 shall survive until the date that is sixty (60) calendar days after the expiration of the longest statute of limitations applicable to the subject matter of the applicable representation or warranty (collectively, the representations and warranties set forth in Section 3.27 and those described in the foregoing clauses (i) and (ii) are the “Fundamental Representations”).
(b)    If the Buyer delivers to the Company Equityholder Representative, before expiration of an applicable representation, warranty, covenant or agreement, either a Claim Notice based upon a breach of such representation, warranty, covenant or agreement or an Expected Claim Notice based upon a breach of such representation, warranty, covenant or agreement, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of a Buyer Indemnified Party, the Buyer shall promptly so notify the Company Equityholder Representative.
8.5    Limitations.
(a)    No Buyer Indemnified Party shall be entitled to recover Damages under Section 8.1(a) until the aggregate amount of all such Damages for which the Buyer Indemnified Parties would otherwise would be indemnified under Section 8.1(a) exceeds $825,000 (at which point the Buyer Indemnified Parties shall be entitled to indemnification for such excess, subject to the limitations set forth herein); provided that the limitation set forth in this sentence shall not apply (i) in the case of Fraud or Knowing Misrepresentation or (ii) to any claim pursuant to Section 8.1(a) relating to a breach of or inaccuracy in any of the Fundamental Representations.
(b)    Except in the case of Fraud, Knowing Misrepresentation or any Excluded Matter, prior to being entitled to recover any Damages directly against a Company Equityholder, the first payment recourse for Damages of the Buyer Indemnified Parties indemnifiable pursuant to Section 8.1(a) will be against the R&W Policy. Buyer shall have satisfied its first payment recourse obligations if it has made a claim under the R&W Policy seeking, and has used commercially reasonable efforts to recover, Damages for which such indemnification is sought and the insurer has, in whole or in part, denied or otherwise failed to promptly pay such claim under the R&W Policy or the applicable policy limit (taking into account the amount of any other pending claims thereunder) has been exhausted; provided that the Buyer shall have no obligation to commence or pursue any legal action, suit, proceeding, arbitration or similar action against the insurer under the R&W Policy with respect to the foregoing. The Escrow Agent shall retain, and not make disbursements from the Indemnity Escrow Fund with respect to, an amount equal to such Damages until such time as either such Damages are paid to the Buyer Indemnified Party pursuant to the R&W Policy or are delivered to the Buyer pursuant to the Escrow Agreement.
(c)    Except in the case of Fraud or Knowing Misrepresentation, or breaches of or inaccuracies in any of the Fundamental Representations, the sole and exclusive source of recovery for indemnifiable Damages pursuant to Section 8.1(a) shall be (i) coverage under the R&W Policy and (ii) recovery from the unclaimed portion of the Indemnity Escrow Fund (for so long as it exists), but only to the extent such unclaimed amount exceeds the amount of all proceeds actually received by the Buyer Indemnified Parties under the R&W Policy with respect to claims subject to this Section 8.5(c), in which case the Buyer Indemnified Parties shall only have a right to recover such Damages from the Indemnity Escrow Fund to the extent of any such excess.
(d)    Without limiting the recovery available to the Buyer against a Fraudster under Section 8.5(n), (A) the aggregate liability of each Company Equityholder with respect to each indemnification claim for Damages pursuant to Section 8.1 shall not exceed such Company Equityholder’s Pro Rata Direct Indemnity Portion of such Damages, it being specifically agreed, for the avoidance of doubt, that no Company Equityholder shall be responsible for the Pro Rata Direct Indemnity Portions, or for any obligations under Section 8.2, of any other Company Equityholder, (B) except in the case of Fraud or Knowing Misrepresentation, the aggregate liability of the Company Equityholders for Damages with respect indemnification claims pursuant to Section 8.1(a) for Damages arising from breaches of or inaccuracies in the representations and warranties set forth in Section 3.27 shall not exceed an aggregate amount equal to $66,000,000 and (C) the liability of each Company Equityholder for Damages with respect to all claims pursuant to this Article VIII (excluding any portion of the Indemnity Escrow Funds paid directly to Buyer) shall not exceed an aggregate amount equal to the portion of the Aggregate Consideration actually received by such Company Equityholder, with respect to the Company Equity Interests of such Company Equityholder (including any portion of the Indemnity Escrow Funds actually received by such Company Equityholder). The Buyer shall not attempt to collect any Damages directly from any Company Equityholder unless there are insufficient unclaimed Indemnity Escrow Funds remaining and available to satisfy such Damages pursuant to the Escrow Agreement.
(e)    The amount of any Damages for which the Company Equityholders are otherwise liable under this Article VIII shall be reduced by the amount of any proceeds actually received by the Buyer under (i) the R&W Policy and (ii) any other insurance policies maintained and paid for by the Company prior to Closing with any third party insurer with respect to the matter giving rise to such Damages (net of any costs of collection and increase in insurance premiums). Except with respect to the R&W Policy as provided under Section 8.5(b), neither the Buyer nor any of its Affiliates shall have any obligation to pursue any claims under any insurance policies. If the Buyer receives an indemnification payment pursuant to this Agreement and later receives insurance proceeds in respect of the related Damages, the Buyer shall promptly pay to the Paying Agent for the benefit of the Company Equityholders an amount equal to the lesser of (i) the actual amount of such insurance proceeds (net of any costs of collection and increase in insurance premiums), if any, or (ii) the actual amount of the indemnification payment previously paid by the Equity Holders with respect to such Damages (excluding any amount paid by the Company Equityholders that is allocable to the retention under the R&W Policy).
(f)    No Company Equityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any Damages indemnifiable pursuant to Section 8.1 for which the Company Equityholder is obligated to indemnify the Buyer Indemnified Parties pursuant to this Article VIII.
(g)    The Parties acknowledge that there shall not be any duplicative recovery to the extent that the Buyer Indemnified Parties have previously recovered the same measure of Damages arising from the same facts and circumstances.
(h)    The rights to indemnification set forth in this Article VIII shall not be affected by (i) any investigation conducted by or on behalf of any Buyer Indemnified Party or any knowledge acquired (or capable of being acquired) by any Buyer Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder, or (ii) any waiver by the Buyer of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

(i)    Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of or inaccuracy in any representation or warranty set forth in Article III or the Company Certificate and (ii) the amount of Damages for which any Buyer Indemnified Party may be entitled to indemnification under this Article VIII, each such representation or warranty (other than the representations and warranties set forth in clause (a) of Section 3.6 and in Section 3.28) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect).
(j)    Except in the case of Fraud or Knowing Misrepresentation (but subject, for the avoidance of doubt, to the limitations set forth in Article VIII) and claims for specific performance and without limiting the rights of the Buyer Indemnified Parties under the Designated Employee Agreements after the Closing, the rights of the Buyer Indemnified Parties under this Article VIII shall be the sole and exclusive remedy of the Buyer Indemnified Parties with respect to claims resulting from, arising out of or relating to this Agreement or the transactions contemplated hereby.
(k)    Notwithstanding anything to the contrary contained herein: no Damages related to or arising from (i) the value or condition of any Tax Asset for any taxable period beginning after the Closing Date or (ii) the ability of Buyer, the Surviving Corporation or their Affiliates to utilize such Tax Asset in any taxable period beginning after the Closing Date, shall be recoverable by any Buyer Indemnified Party hereunder.
(l)    Notwithstanding anything to the contrary contained herein, the amount of any Damages subject to recovery with respect to a matter under this Article VIII shall be calculated net of any amounts specifically accrued or specifically reserved for in the calculation of any of the Final Closing Adjustment Items for such matter after giving effect to the resolution thereof pursuant to Section 2.6.
(m)    Any payments made to a party pursuant to this Article VIII or pursuant to the Escrow Agreement shall be treated as an adjustment to the Aggregate Consideration for Tax purposes to the extent permitted by Law.
(n)    Nothing in this Agreement shall limit the liability of any Person for Fraud committed by such Person (such Person committing Fraud, the “Fraudster”).
8.6    Release of Indemnity Escrow Fund.
(a)    Subject to and in accordance with the terms and conditions of the Escrow Agreement, on the date nine (9) months following the Closing Date (the “Initial Escrow Release Date”), the Buyer and the Company Equityholder Representative shall deliver a joint written instruction executed by each such party to the Escrow Agent instructing the Escrow Agent to promptly (and in no event later than two (2) Business Days after the Initial Escrow Release Date) release the Initial Escrow Release Amount to the Paying Agent and the Surviving Corporation to be paid to the Company Equityholders in accordance with Section 2.7(c). Thereafter, after final resolution of each Initial Pending Claim (and in no event later than three (3) Business Days following such resolution), the Company Equityholder Representative and the Buyer shall deliver to the Escrow Agent a joint written instruction executed by each such party instructing the Escrow Agent to promptly (and in no event later than three (3) Business Days after the date of such written notice) (x) pay and distribute that portion, if any, of the Indemnity Escrow Fund held in respect of such Initial Pending Claim that is to be paid, in accordance with such resolution, to the Buyer or a Buyer Indemnified Party and (y) pay the amount then remaining in the Indemnity Escrow Fund not held in respect of other Initial Pending Claims to the Paying Agent and the Surviving Corporation to be paid to the Company Equityholders in accordance with Section 2.7(c).
(b)    Subject to and in accordance with the terms and conditions of the Escrow Agreement, on the date fifteen (15) months following the Closing Date (the “Final Escrow Release Date”), the Buyer and the Company Equityholder Representative shall deliver a joint written instruction executed by each such party to the Escrow Agent instructing the Escrow Agent to promptly (and in no event later than two (2) Business Days after the Final Escrow Release Date) release the Final Escrow Release Amount to the Paying Agent and the Surviving Corporation to be paid to the Company Equityholders in accordance with Section 2.7(c). Thereafter, after final resolution of each Final Pending Claim (and in no event later than three (3) Business Days following such resolution), the Company Equityholder Representative and the Buyer shall deliver to the Escrow Agent a joint written instruction executed by each such party instructing the Escrow Agent to promptly (and in no event later than three (3) Business Days after the date of such written notice) (x) pay and distribute that portion, if any, of the Indemnity Escrow Fund held in respect of such Final Pending Claim that is to be paid, in accordance with such resolution, to the Buyer or a Buyer Indemnified Party and (y) pay the amount then remaining in the Indemnity Escrow Fund not held in respect of other Final Pending Claims to the Paying Agent and the Surviving Corporation to be paid to the Company Equityholders in accordance with Section 2.7(c).
ARTICLE IX
TERMINATION AND AMENDMENT
9.1    Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(f), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after receipt of the Company Stockholder Approval:
(a)    by mutual written consent of the Buyer and the Company; or
(b)    by either the Buyer or the Company if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before such termination was primarily due to the failure of such party to comply with or perform any of its obligations under this Agreement; or

(c)    by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was primarily due to the failure of such party to comply with or perform any of its obligations under this Agreement; or
(d)    by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(b) or 7.2(c) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) calendar days following receipt by the Company of written notice of such breach or failure to perform from the Buyer; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Buyer if the Buyer or the Transitory Subsidiary is then in material breach of any representation, warranty or covenant set forth in this Agreement; or
(e)    by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or the Transitory Subsidiary set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) calendar days following receipt by the Buyer of written notice of such breach or failure to perform from the Company; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement; or
(f)    by the Buyer, if the Company Stockholder Approval shall not have been obtained prior to 11:59 p.m., Pacific time, on the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall terminate if it has not been exercised prior to the time that the Company Stockholder Approval has been obtained and delivered to the Buyer.
9.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no Liability on the part of the Buyer, the Company, the Transitory Subsidiary or their respective officers, directors, stockholders or Affiliates; provided, that (a) any such termination shall not relieve any party from Liability for damages for any willful breach of this Agreement by such party, as the case may be, including such party’s obligation to close if it was otherwise obligated to do so under the terms of this Agreement and (b) each of Section 2.4(d) (exculpation and indemnification provisions in favor of the Company Equityholder Representative), Section 5.2 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), Article XI (Miscellaneous) (in each case including the respective meanings ascribed to the related capitalized terms in Article X (Definitions)) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.9 hereof in lieu of terminating this Agreement pursuant to Section 9.1.
9.3    Fees and Expenses. Except as otherwise expressly provided herein, the Buyer will pay all fees and expenses (including legal and accounting fees and expenses) incurred by it in connection with the transactions contemplated hereby and the Company Transaction Expenses that remain unpaid as of the Closing shall constitute a purchase price adjustment provided in the definition Closing Adjustment Items. The Buyer shall pay all of the filing fees incurred in connection with complying with the HSR Act.
9.4    Amendment. Prior to the Effective Time, this Agreement may be amended by the Buyer and the Company, at any time before or after receipt of the Company Stockholder Approval, but, after receipt of the Company Stockholder Approval no amendment shall be made which by Law requires further approval by such stockholders without such further approval. To the extent permitted by applicable Law, Buyer and the Company Equityholder Representative may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Buyer and the Company Equityholder Representative.
9.5    Extension; Waiver. (a) At any time prior to the Effective Time, the Buyer and the Company may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party to be bound thereby; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver; and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
ARTICLE X
DEFINITIONS
For purposes of this Agreement, each of the following terms has the meaning set forth below.
“2019 Deferred Revenue Election” has the meaning set forth in Section 6.13(e)(i)(A).
“481(a) Election” has the meaning set forth in Section 6.13(e)(i)(A).
“Accounting Principles” means GAAP applied on a basis consistent with the application thereof to the most recent audited financial statements included in the Company Audited Financial Statements (to the extent consistent with GAAP).

“Acquisition Proposal” has the meaning set forth in Section 6.1(a).
“Affiliate” means, with respect to a Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended.
“Aggregate Closing Consideration” means an amount in cash equal to (a) the Base Purchase Price, plus (b) the aggregate exercise price of all In-The-Money Vested Company Options outstanding as of immediately prior to the Effective Time minus (c) the Estimated Closing Adjustment (which for the avoidance of doubt may be a positive or negative number, it being understood that a double negative number will constitute an increase under this definition of Aggregate Closing Consideration), minus (d) the Escrow Amount, minus (e) the Company Equityholder Representative Expense Amount.
“Aggregate Common Stock Closing Consideration” means (a) the Aggregate Closing Consideration, minus (b) the Aggregate Series A Liquidation Amount, minus (c) the Aggregate Series B Liquidation Amount, minus (d) the Aggregate Series C Liquidation Amount, minus (e) the Aggregate Series D Liquidation Amount, and minus (f) the Aggregate Series E Liquidation Amount.
“Aggregate Consideration” means the sum of (a) the Aggregate Closing Consideration, plus (b) any Future Payments that become payable in accordance with the terms of this Agreement or the Escrow Agreement.
“Aggregate Series A Liquidation Amount” means the Series A Liquidation Amount, multiplied by the number of shares of Company Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time.
“Aggregate Series B Liquidation Amount” means the Series B Liquidation Amount, multiplied by the number of shares of Company Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time.
“Aggregate Series C Liquidation Amount” means the Series C Liquidation Amount, multiplied by the number of shares of Company Series C Preferred Stock issued and outstanding as of immediately prior to the Effective Time.
“Aggregate Series D Liquidation Amount” means the Series D Liquidation Amount, multiplied by the number of shares of Company Series D Preferred Stock issued and outstanding as of immediately prior to the Effective Time.
“Aggregate Series E Liquidation Amount” means the Series E Liquidation Amount, multiplied by the number of shares of Company Series E Preferred Stock issued and outstanding as of immediately prior to the Effective Time.
“Aggregate Warrant Amount” means the sum of all Warrant Amounts for all In-The-Money Company Warrants.

“Agreed Amount” means part, but not all, of the Claimed Amount.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Anti-Bribery Laws” has the meaning set forth in Section 3.18.
“Antitrust Laws” means the HSR Act, as amended, the Sherman Act, as amended, the Clayton Act, the Federal Trade Commission Act and any other applicable federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.
“Base Purchase Price” means $220,000,000.
“Breaching Equityholder” has the meaning set forth in Section 2.1(e).
“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Boston, Massachusetts, New York, New York or Seattle, Washington are permitted or required by Law, executive order or governmental decree to remain closed.
“Buyer” has the meaning set forth in the first paragraph of this Agreement.
“Buyer Certificate” means a certificate delivered by the Buyer (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Buyer by an authorized officer of the Buyer, to the effect that each of the conditions specified in clauses (a) and (b) of Section 7.3 is satisfied in all respects.
“Buyer Indemnified Parties” means the Buyer and its Affiliates (including, after the Closing, the Company, the Surviving Corporation and the Subsidiaries).
“Buyer Material Adverse Effect” means any Change that has a material adverse effect on the ability of the Buyer or the Transitory Subsidiary to consummate the Merger or pay the amounts contemplated to be paid by the Buyer or the Transitory Sub as contemplated by this Agreement.
“Buyer Transaction Bonuses” means the amounts set forth on Schedule 10.1.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Certificate” means a certificate which as of immediately prior to the Effective Time represented outstanding shares of Company Stock.
“Certificate of Merger” means the certificate of merger with respect to the Merger in the form attached hereto as Exhibit E.
“Change” means any change, event, circumstance or development.

“Change of Control Payments” means, without duplication of any other amounts included within the definition of Company Transaction Expenses, any payment, expense or fee that is specifically required to be paid (including any such payment that is accelerated and becomes payable), to any Governmental Entity or any other Person pursuant to the terms of any Contract entered into by the Company or any Subsidiary at or prior to the Closing, in each case as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (whether or not payable at the Closing Date) (it being understood that “Change of Control Payments” shall not include (x) any Damages to the extent they become due or payable solely on the basis that the Company or any of its Subsidiaries have breached, defaulted or failed to perform or comply with such Contract) or (y) amounts that become payable due to actions or inactions by Buyer or any of its subsidiaries following the Effective Time or due to the actions or inactions of the Surviving Corporation following the Effective Time or (iii) any amounts included in (A) Closing Indebtedness, (B) Closing Net Working Capital, (C) the Employee Amount, (D) any deferred Tax liabilities, (E) any Financial Statement Expenses or (F) Buyer Transaction Bonuses.
“Claim Notice” means a written notification delivered by the Buyer to the Company Equityholder Representative which contains (a) a description of the Damages incurred or reasonably expected to be incurred by the Buyer Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (b) a statement that the Buyer Indemnified Party is entitled to indemnification under Article VIII for such Damages and a reasonable explanation of the basis therefor, and (c) a demand for payment in the amount of such Damages.
“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Buyer Indemnified Party as set forth in a Claim Notice, provided that, for the avoidance of doubt, the Claimed Amount shall not limit the amount of Damages recoverable by a Buyer Indemnified Party pursuant to Article VII.
“Closing” means the closing of the Merger and the other transactions contemplated hereby to be consummated on the Closing Date in connection with the Merger.
“Closing Adjustment Items” means the sum of (a) the Company Transaction Expenses (to the extent unpaid as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date), (b) the Employee Amount (to the extent unpaid as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date), (c) if the Closing Cash exceeds the amount of the Closing Indebtedness, a negative number (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment) equal to the amount by which the Closing Cash exceeds the amount of the Closing Indebtedness, (d) if the amount of the Closing Indebtedness exceeds the Closing Cash, the amount by which the Closing Indebtedness exceeds the Closing Cash, (e) if Closing Net Working Capital is less than the Working Capital Lower Target, the amount of such shortfall, (f) if the Closing Net Working Capital exceeds the Working Capital Upper Target, a negative number (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment) equal to such excess, (g) the Aggregate Warrant Amount (to the extent unpaid as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date); and (h) a negative number equal to the Paid

Financial Statement Expenses (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment).
“Closing Adjustment Statement” means the statement of the Closing Adjustment Items prepared and delivered by the Buyer in accordance with the provisions of Section 2.6(b).
“Closing Cash” means all cash and cash equivalents held by the Company or any Subsidiary (plus the amount of all un-cleared deposits of the Company and its Subsidiaries outstanding, and less the amount of all un-cleared checks or withdrawals of the Company or any Subsidiary outstanding), measured as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date and determined in accordance with the Accounting Principles.
“Closing Date” means the date on which the Closing occurs.
“Closing Date Allocation Schedule” means a schedule, prepared by the Company in the format of the Preliminary Closing Date Allocation Schedule and dated as of the Closing Date (as such schedule may be updated, corrected, amended or modified in accordance with Section 2.7(a) from time to time after the Effective Time), setting forth, for each Company Equityholder: (a) such Company Equityholder’s name and address; (b) the number of shares of each class of Company Stock held as of the Closing Date by such Company Equityholder; (c) to the extent such Company Equityholder holds shares of Company Preferred Stock, the number of shares of Company Common Stock issuable upon conversion of the shares of each such series of Company Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation; (d) the number of shares of Company Common Stock subject to Company Equity Awards outstanding immediately prior to the Effective Time held by such Company Equityholder (and, if applicable, the exercise price thereof); (e) the amount to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5(a); (f) the portion of the Aggregate Closing Consideration attributable to such Company Equityholder’s Company Stock and Company Equity Awards; and (g) the portion of any Future Payments attributable to such Company Equityholder’s Company Stock and Company Equity Awards.
“Closing Indebtedness” means (without duplication) all Indebtedness of the Company and the Subsidiaries to the extent outstanding immediately prior to the Closing (including, notwithstanding anything herein to the contrary, any Indebtedness of the Company or any Subsidiary outstanding as of immediately prior to the Closing that is repaid by Buyer pursuant to Section 2.1(d)(ii)); provided, however, for the avoidance of doubt “Closing Indebtedness” shall not include any amounts included in (i) Company Transaction Expenses, (ii) Closing Net Working Capital, (iii) the Employee Amount, (iv) any Financial Statement Expenses, (v) the Aggregate Warrant Amount or (vi) the Buyer Transaction Bonuses.
“Closing Net Working Capital” means the amount of (a) the consolidated current assets of the Company and its Subsidiaries (excluding (i) Closing Cash, (ii) accounts receivable and notes receivable from Affiliates of the Company and the Subsidiaries, and (iii) deferred Tax assets), minus (b) the amount of the consolidated current liabilities of the Company and the Subsidiaries (including, for the avoidance of doubt, current deferred revenue, but excluding amounts included in (i) Closing Indebtedness, (ii) Company Transaction Expenses, (iii) the Employee Amount, (iv) any deferred Tax liabilities, (v) any Financial Statement Expenses, or (vi) the Buyer Transaction Bonuses, in each case measured as of 11:59 p.m., Pacific time, on the day immediately prior to the Closing Date (each determined in accordance with the Accounting Principles).
“Closing Payment Certificate” means a certificate, signed by an executive officer of the Company on behalf of the Company, which (a) sets forth (i) a calculation of the Series A Liquidation Amount, the Series B Liquidation Amount, the Series C Liquidation Amount, the Series D Liquidation Amount, and the Series E Liquidation Amount, (ii) a calculation of the payments to be made by the Buyer in accordance with Section 2.1(d)(ii), (iii) the identity of each Person entitled to a payment pursuant to Section 2.1(d)(ii) (iv) the amount due to each such Person and (v) the applicable wire instructions for the account or accounts of such Person and (b) attaches the Closing Date Allocation Schedule as a schedule thereto.
“Closing Stock Consideration” means the Aggregate Closing Consideration, minus the aggregate portion thereof payable in connection with the Closing in respect of In-The-Money Vested Company Options and Other Company Vested Equity Awards pursuant to Section 2.5(a), minus the aggregate exercise price or measurement price of all In-The-Money Vested Company Options outstanding as of immediately prior to the Effective Time.
“COBRA” means the requirements for continuation health coverage under ERISA Section 601 et seq. and Section 4980B of the Code and any comparable state Laws.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the first paragraph of this Agreement.
“Company 401(k) Plan” has the meaning set forth in Section 3.9(u).
“Company Certificate” means a certificate delivered by the Company (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Company by the President and the Chief Financial Officer of the Company, to the effect that each of the conditions set forth in Section 7.2 have been satisfied.
“Company Certificate of Incorporation” means the certificate of incorporation of the Company, subject to Section 5.1(i), as amended or restated from time to time and in effect immediately prior to the Effective Time.
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Data” means all data and information subject to an obligation of confidentiality of the Company or any Subsidiary, and Personal Data, stored or Processed by or on behalf of the Company or any Subsidiary.

“Company Disclosure Schedule” means the Company Disclosure Schedule provided by the Company to the Buyer on the date hereof.
“Company Employee” means any employee (whether current or former) of the Company or any Subsidiary.
“Company Equityholder” means any holder of Company Stock, In-The-Money Vested Company Options or Other Company Vested Equity Awards, in each case, as of immediately prior to the Effective Time.
“Company Equityholder Representative” has the meaning set forth in the first paragraph of this Agreement.
“Company Equityholder Representative Account Payment” has the meaning set forth in Section 2.4(c).
“Company Equityholder Representative Expense Amount” means $250,000.
“Company Equity Award” means each Company Option and Other Company Equity Award outstanding as of immediately prior to the Effective Time.
“Company Equity Interest” means each Company Equity Award and each share of Company Stock.
“Company Financial Statements” means:
(a)    the consolidated audited balance sheets of the Company as of December 31, 2017, December 31, 2018 and December 31, 2019 and the related consolidated statements of operations, stockholders’ equity (deficiency in assets) and cash flows of the Company for each of the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 (the “Company Audited Financial Statements”), as certified without qualification by Deloitte & Touche LLP, the Company’s independent public accountants; and
(b)    the consolidated unaudited balance sheets of the Company as of June 30, 2020, and the related consolidated unaudited statements of operations, changes in stockholders’ equity (deficiency in assets) and cash flows for the six (6) month period then ended (the “Unaudited Financial Statements”).
“Company Indemnified Parties” has the meaning set forth in Section 6.12(a).
“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.
“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the knowledge of each of the individuals identified in Schedule 10.2, in each case after due and reasonable inquiry. Such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such individual has actual knowledge of such fact, circumstance, event or other matter or (b) such fact, circumstance, event or other matter would be known to such individual had he or she made reasonable inquiry of his or her direct reports.
“Company Licensed Intellectual Property” means all Intellectual Property that is, or is purported by the Company or a Subsidiary to be, licensed to the Company or any Subsidiary by any third party.
“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, Liabilities, capitalization, condition (financial or other), or results of operations of the Company and the Subsidiaries, taken as a whole, other than any Change to the extent arising after the execution of this Agreement and resulting from (i) Changes in the United States or worldwide economy in general, so long as such changes do not disproportionately affect the business of the Company and the Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Subsidiaries operate; (ii) Changes in the industry in which the Company and the Subsidiaries operate, so long as such Changes do not disproportionately affect the business of the Company and the Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Subsidiaries operate; (iii) Changes in financial market conditions or securities, credit, financial or other capital markets conditions, so long as such Changes do not disproportionately affect the business of the Company and the Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Subsidiaries operate; (iv) any act of terrorism, sabotage, war or other armed hostilities, any regional, national or international calamity or natural disaster, any pandemic, epidemic or disease outbreak (including the COVID-19 pandemic) or any escalation or worsening thereof, so long as such Changes do not disproportionately affect the business of the Company and the Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Subsidiaries operate; (v) failure to meet any projections, budgets, forecasts or estimates of financial performance or results of operations; provided, that underlying factors which caused such failure may be considered to the extent not otherwise excluded pursuant to the other exclusions listed in this definition; (vi) the announcement or pendency of the Merger or the other transactions contemplated hereby, provided that the exception contained in this clause (vi) shall not apply to Changes arising from a breach of Section 3.4(b); or (vii) any changes in GAAP or in applicable Laws or the interpretation thereof, so long as such Changes do not disproportionately affect the business of the Company and the Subsidiaries taken as a whole relative to other participants in the industries in which the Company and the Subsidiaries operate; or (b) the ability of the Company to consummate the Merger. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.
“Company Option” means an option to purchase Company Common Stock issued by the Company pursuant to the applicable Company Stock Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Subsidiary, whether solely or jointly with others.
“Company Plan” means any Employee Benefit Plan in respect of any employees, independent contractors, directors or officers of the Company or any Subsidiary that is sponsored or maintained by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has made or is required to make payments, transfers or contributions or has or may have any actual or potential Liability and including any employee benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation provided by any professional employer organization to the extent the foregoing is applicable to the employees of the Company.
“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock, and the Company Series E Preferred Stock.
“Company Privacy Policy” means each external or internal, past or present written privacy or security policy, or public statement or representation of the Company or any of the Subsidiaries, relating to: (a) the privacy of any individuals, including users of any product or service of the Company or any of the Subsidiaries; or (b) the Processing or security of any Personal Data, including Personal Data of individuals who are employees of the Company or any of the Subsidiaries or are associated with Persons with which the Company or any of the Subsidiaries has an agreement.
“Company Registrations” means Intellectual Property Registrations that are registered or filed in the name of the Company or any Subsidiary, alone or jointly with others, or which the Company or any Subsidiary otherwise owns or purports to own.
“Company Series A Preferred Stock” means the Series A convertible preferred stock, $0.0001 par value per share, of the Company.
“Company Series B Preferred Stock” means the Series B convertible preferred stock, $0.0001 par value per share, of the Company.
“Company Series C Preferred Stock” means the Series C convertible preferred stock, $0.0001 par value per share, of the Company.
“Company Series D Preferred Stock” means the Series D convertible preferred stock, $0.0001 par value per share, of the Company.
“Company Series E Preferred Stock” means the Series E convertible preferred stock, $0.0001 par value per share, of the Company.
“Company Source Code” means the source code for any Software included in the Customer Offerings.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Stock Plan” means the Company 2008 Equity Incentive Plan, together with the Amended and Restated 2008 Equity Incentive Plan, as each has been approved by the Board of Directors of the Company.
“Company Stockholder” means each holder of Company Stock as of immediately prior to the Effective Time.
“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger, by execution of Written Consents, by Company Stockholders holding not less than (a) a majority of the votes represented by outstanding shares of Company Stock entitled to vote on this Agreement and the Merger, voting together as a single class on an as-converted to Common Stock basis, and (b) a majority of the votes represented by the outstanding shares of Company Preferred Stock entitled to vote on this Agreement and the Merger, voting together as a single class on an as-converted to Common Stock basis.
“Company Transaction Expenses” means the sum (without duplication) of (i) all costs and expenses of the Company or any Subsidiary incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including Change of Control Payments and any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants, in each case, to the extent incurred by the Company or any Subsidiary at or prior to the Closing, whether or not invoiced or payable prior to the Closing Date, plus (ii) 50% of the fees and expenses of the Escrow Agent, plus (iii) 50% of the fees and expenses of the Paying Agent, plus (iv) 50% of the following amounts: premium for the R&W Policy, any Taxes on such premium, any underwriting or similar fee incurred in connection with the R&W Policy, and any compensation, fee, or expense payable to Buyer’s broker in connection with the R&W Policy; provided, however, for the avoidance of doubt, “Company Transaction Expenses” shall not include any amounts included in (i) Closing Indebtedness, (ii) Closing Net Working Capital, (iii) the Employee Amount, (iv) any Financial Statement Expenses, (v) the Aggregate Warrant Amount or (vi) the Buyer Transaction Bonuses.
“Company Warrant” means each warrant or other contractual right to purchase or acquire shares of Company Stock; provided, that Company Equity Awards shall not be considered Company Warrants.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 25, 2020, by and between the Company and the Buyer.
“Consenting Stockholders” has the meaning set forth in Section 6.2(a).
“Contract” means (a) any contract, covenant, plan, undertaking, concession, agreement, franchise, instrument, license, sublicense, lease, sublease, note, bond, indenture, deed of trust, mortgage, Lien, loan agreement or instrument of Indebtedness or (b) any other understanding, commitment, binding agreement in principle or arrangement, whether written or oral, in each case in this clause (b), that is legally binding.
“Continuing Employees” has the meaning set forth in Section 6.10(a)
“Controlling Party” means the party controlling the defense of any Third-Party Action.
“COVID-19” means the novel coronavirus disease 2019.
“Current Policies” has the meaning set forth in Section 6.12(b).
“Customer Offerings” means (a) the products (including Software and Documentation) that the Company or any Subsidiary (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous six years, and (b) the services that the Company or any Subsidiary (i) currently provides or makes available to third parties or (ii) has provided or made available to third parties within the previous six years.
“D&O Tail” has the meaning set forth in Section 6.12(b).
“D&O Premium” has the meaning set forth in Section 6.12(b).
“DPA” has the meaning set forth in Section 4.5.
“Damages” means any and all claims, debts, obligations and other Liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, lost profits, monetary damages (excluding punitive damages except to the extent payable to a third party), fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution procedures).
“Data Security Incident” means any actual, suspected, reported, or claimed breach of security of Company Data or any systems, databases, or other locations where Company Data is Processed regardless of whether such an incident triggers any notice or reporting obligations under applicable Information Privacy and Security Laws, including any actual, suspected, reported, or claimed (a) unauthorized access to, acquisition of, or Processing of Company Data; (b) unauthorized or accidental loss, alteration, disclosure, deletion or destruction of Company Data; (c) compromise, intrusion, interference with or unauthorized access to networks, systems, databases, servers, or electronic or other media of the Company’s Internal Systems on which Company Data is Processed or from which Company Data may be accessed; or (d) other event that could compromise the privacy, confidentiality, or integrity of Company Data.
“DGCL” means the Delaware General Corporation Law.
“Designated Employees” has the meaning set forth in the Recitals of this Agreement.

“Designated Employee Arrangement” has the meaning set forth in the Recitals of this Agreement.
“Designated Warrant” has the meaning set forth in Section 2.5(b).
“Disclosure Statement” means an information statement containing the information prescribed by Section 6.2(a).
“Dispute” means the dispute resulting if the Company Equityholder Representative in a Response disputes the Liability of the Company Equityholders for all or part of a Claimed Amount.
“Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company Stockholder who has not voted such shares of Company Stock in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time.
“Distributed Amount” has the meaning set forth in Section 2.1(e).
“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.
“DOL” has the meaning set forth in Section 3.16(a).
“Effective Time” means the time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware or such later time as is agreed to by the Buyer and the Company and set forth in the Certificate of Merger.
“Election Notice” has the meaning set forth in Section 6.9.
“Employee Amount” means (without duplication) (a) all amounts payable by the Company or any Subsidiary pursuant to (i) any Transaction Bonus Plan, (ii) any other change in control bonus plan, severance plan, or change of control, retention or similar arrangement of the Company or any Subsidiary, in each case of this clause (ii) payable in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related or concurrent or subsequent employment termination, or in combination with any other event, in each case of clause (i) and (ii), to the extent the Company or any Subsidiary agreed to make such payment pursuant to a Contract, Employee Benefit Plan or other arrangement entered into by the Company or any Subsidiary at or prior to the Closing, and (iii) any amounts paid or payable with respect to individuals promised but not granted Company Options or Other Company Equity Awards, (b) the Transaction Payroll Taxes payable with respect to (A) all such amounts described in the foregoing clause (a) and (B) all payments with respect to In-The-Money Options and Other Company Equity Awards pursuant to this Agreement, and (c) accrued paid time off (PTO); provided, however, “Employee Amount” shall not include any amounts (1) any payments required by this Agreement to be made with respect to In-The-Money Vested Company Options or other Company Vested Equity Awards pursuant to Section 2.5 (it being understood that this clause (1) shall not exclude any Transaction Payroll Taxes, which shall be included in the Employee Amount as provided above) (2) payable after Closing as a result of any arrangements implemented by the Surviving Corporation or the Buyer after the Closing), (3) included in Closing Indebtedness, (4) included in Closing Net Working Capital, (5) included in Company Transaction Expenses, (6) included in any Financial Statement Expenses or (7) included in Buyer Transaction Bonuses.
“Employee Benefit Plans” means all (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide for at will employment that can be terminated without notice and at no cost to the Company or any Subsidiary), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing compensatory benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.
“Equity Interest” means, with respect to any Person, (a) any share, partnership or membership interest, unit of participation or other similar interest (however designated and whether settleable in cash, stock or other property or interest) in such Person and (b) any warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any Subsidiary.

“Escrow Agent” means Wells Fargo Bank, National Association, as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.
“Escrow Agreement” means an Escrow Agreement in the form attached hereto as Exhibit F.
“Escrow Amount” means collectively, the Purchase Price Adjustment Escrow Amount and the Indemnity Escrow Amount.
“Escrow Release Date” has the meaning set forth in Section 8.6.
“Estimated Closing Adjustment” means the sum of the estimated amount of the Closing Adjustment Items as of the Closing Date to be delivered with the Estimated Closing Adjustment Statement in accordance with the provisions of Section 2.6(a), as such amount is determined at or prior to the time of the Closing pursuant to Section 2.6(a).
“Estimated Closing Adjustment Statement” has the meaning set forth in Section 2.6(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Expected Claim Notice” means a written notification delivered by the Buyer to the Company Equityholder Representative, that, as a result of a legal proceeding instituted by or written claim made by a third party, the Buyer reasonably expects to incur Damages for which it is entitled to indemnification under Article VIII.
“Excluded Matters” means a breach of any representation or warranty that is not expressly covered by the R&W Policy (i.e. gaps and exclusions), without regard to any disclosure in the Company Disclosure Schedule.
“Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.
“Final Escrow Release Amount” shall mean an amount then held in the Indemnity Escrow Fund minus the amount of any unsatisfied claims with respect to any Claim Notices delivered to the Company Equityholder Representative on or prior to the Final Escrow Release Date (each a “Final Pending Claim”).
“Final Escrow Release Date” has the meaning set forth in Section 8.6(b).
“Final Implied Base Purchase Price” has the meaning set forth in Section 2.6(f).
“Final Closing Adjustment” has the meaning set forth in Section 2.6(f).
“Final Closing Adjustment Items” has the meaning set forth in Section 2.6.

“Final Closing Adjustment Statement” has the meaning set forth in Section 2.6.
“Financial Advisor” has the meaning set forth in Section 3.26.
“Financial Statement Expenses” means any out-of-pocket costs or expenses incurred by the Company or a Subsidiary prior to the Closing in connection with the satisfaction of the Company’s obligations under Section 6.11.
“Firm” has the meaning set forth in Section 11.12.
“Fraud” means common law fraud as defined under Delaware Law.
“Fraudster” has the meaning set forth in Section 8.5(n).
“Fully Diluted Shares” means a number equal to (a) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (other than the shares of Company Stock to be cancelled in accordance with Section 2.1(b)), plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock issued and outstanding immediately prior to the Effective Time (assuming such conversion occurs immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation, plus (c) the aggregate number of shares of Company Common Stock subject to In-The-Money Vested Company Options and Other Company Vested Equity Awards outstanding as of immediately prior to the Effective Time. Fully Diluted Shares shall be deemed to be held by a Company Equityholder to the extent the corresponding shares of Company Stock, In-The-Money Vested Company Options or Other Company Vested Equity Awards are held by such Company Equityholder as of immediately prior to the Effective Time.
“Future Payments” means, collectively, (a) any Final Closing Adjustment that becomes payable to Company Equityholders pursuant to Section 2.6, plus (b) any portion of the Purchase Price Adjustment Escrow Fund that becomes distributable to Company Equityholders pursuant to this Agreement and the Escrow Agreement (c) any portion of the Indemnity Escrow Fund that becomes distributable to Company Equityholders pursuant to this Agreement and the Escrow Agreement, plus (d) any Company Equityholder Representative Account Payment.
“Fundamental Representations” has the meaning set forth in Section 8.4(a).
“GAAP” means Generally Accepted Accounting Principles in the United States.
“Government Contract” has the meaning set forth in Section 3.13(a).
“Governmental Entity” means any U.S. or foreign federal, state, local or municipal government, any governmental or regulatory agency, instrumentality, commission, office or legislative body, or any court, arbitrational tribunal, government authority or other governmental regulatory authority or body.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Vested Company Option” means each Company Option that is both (i) outstanding and vested as of immediately prior to the Effective Time (including any Company Option that vests pursuant to its terms in connection with the Closing) and (ii) has an exercise price that is less than the In-The-Money Potential Per Share Payment.
“In-The-Money Company Warrant” means a Company Warrant that (i) is outstanding as of immediately prior to the Effective Time and (ii) has an exercise price that is less than the In-The-Money Total Potential Per Share Payment.
“In-The-Money Total Potential Per Share Payment” means the sum of (i) the Per Common Share Closing Payment plus (ii) the amount of the Future Payments that would be payable with respect to a single share of Company Common Stock if the Indemnity Escrow Amount and the Purchase Price Adjustment Escrow Amount were each paid and distributed in full to the Company Equityholders pursuant to Section 2.1(c).
“Indebtedness” with respect to any Person means, without duplication in each case, (a) any indebtedness or other obligation for borrowed money of such Person; (b) any obligation incurred by such Person for all or any part of the purchase price of property or other assets (including earnout, milestone, royalty, seller note, installment payment, contingency payments and similar obligations) or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable and accrued expenses included in current liabilities and incurred in respect of property or other assets purchased in the Ordinary Course of Business; (c) the obligations of such Person under all letters of credit issued for the account of such Person; (d) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens with respect to any property or asset of the Company or its Subsidiaries; (e) to the extent required by GAAP to be included as a liability on the Company’s balance sheet, capitalized lease obligations; (f) obligations of such Person under all guarantees by such Person of the obligations of another Person described in any other clause of this definition, but excluding clause (g); (g) obligations of such Person with respect to cash received by such Person for services to be provided twelve (12) months or more following the Closing to the extent such obligations are required to be set forth as a liability on a balance sheet as of the Closing prepared in accordance with the Accounting Principles; (h) the amount of any payroll Tax obligations of such Person that have been deferred pursuant to the CARES Act; (i) all obligations of such Person for accrued interest, fees and charges in respect of any Indebtedness described in clauses (a)-(h) or (j)-(p); (j) obligations of such Person relating to interest rate protection, swap agreements and collar agreements, in each case, to the extent payable if such agreements are terminated at the Closing; (k) obligations of such Person pursuant to conditional sale or other title retention agreements; (l) all obligations of such Person for bankers acceptances and overdrafts; (m) all obligations of such Person for any amount earned but not paid related to any employee bonus or employee commission not captured in the Employee Amount; (n) 50% of any Tax liability of any such Person associated with any Section 481(a) adjustment related to the adoption of FASB Accounting Standards Codification (ASC) Topic 606; (o) any Tax liability of such Person associated with any deferred revenue earned on or after January 1, 2020 through the Closing Date which remains deferred at Closing; and (p) all interest, prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any Indebtedness described in the preceding clauses (a)-(p); provided that the liabilities described in clauses (n) and (o) shall be included in this calculation of Indebtedness only if the Closing Date occurs after October 15, 2020 and shall take into account the Tax Elections and any Tax Assets accrued in any Pre-Closing Tax Period consistent with Sections 6.13(e) and 6.13(f), respectively.
“Indemnity Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Indemnity Escrow Amount.
“Indemnity Escrow Amount” means $11,000,000.
“Indemnity Escrow Fund” means, as of any time, the amount held by the Escrow Agent in the Indemnity Escrow Account, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.
“Individual Fraud” means Fraud committed by a Company Equityholder to the extent relating solely to such Company Equityholder’s individual representations and warranties as to such Company Equityholder’s title to his, her or its Company Stock or Company Equity Awards or such Company Equityholder’s authority and capacity to enter into and deliver the agreements contemplated to be entered into and delivered by such Company Equityholder, including with respect to representations or warranties of such Company Equityholder in its Principal Stockholders Agreement, Joinder Agreement or Letter of Transmittal.
“Information Privacy and Security Laws” means: (a) any and all applicable Laws concerning privacy, data protection, or information security with regard to the Processing of Personal Data, including, to the extent applicable, the following to the extent concerning privacy, data protection, or information security with regard to the Processing of Personal Data: the Federal Trade Commission (FTC) Act, as applied or interpreted by the FTC; the Children’s Online Privacy Protection Act (COPPA) and the FTC’s COPPA rule; The Controlling the Assault of Non-Solicited Pornography And Marketing (CAN-SPAM) Act of 2003 and the FTC’s CAN-SPAM Rule; the Gramm-Leach-Bliley Act (GLBA) and all applicable GLBA rules and regulations; the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and all applicable HIPAA rules and regulations; state data protection Laws, including the California Consumer Protection Act (CCPA) and its implementing regulations; Massachusetts 201 CMR 17.00: Standards for the Protection of Personal Information of Residents of the Commonwealth; state data breach notification Laws; state privacy and consumer protection Laws; the European Union’s Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 (General Data Protection Regulation); the European Union’s Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (Directive on privacy and electronic communications), as amended by Directive 2009/136/EC of 25 November 2009; and all other applicable privacy, data security, data protection, and consumer protection laws of any jurisdiction, including Austria, Belgium, Demark, Estonia, Finland, France, Germany, Italy, Luxembourg, Malta, Netherlands, Poland, Sweden, Slovakia, Slovenia, Spain, India, the United

Kingdom, Canada, Australia or the United States, or any other jurisdiction in which the Company collects or Processes Personal Data, (b) all applicable regulatory and self-regulatory guidelines, rules, codes, or principles relating to the Processing of Personal Data to the extent applicable, the Digital Advertising Alliance’s Self-Regulatory Principles, available at https://digitaladvertisingalliance.org/principles and the European Principles of the European Interactive Digital Advertising Alliance (EDAA), available at https://www.edaa.eu.european-principles/, and (c) all other applicable consumer protection Laws relating to privacy, data protection, or information security with regard to the Processing of Personal Data.
“Initial Escrow Release Date” has the meaning set forth in Section 8.6(a).
“Initial Escrow Release Amount” shall mean an amount equal to $5,500,000 minus the sum of the following amounts (without duplication) (1) the amount of any unsatisfied claims asserted against the Indemnity Escrow Fund in accordance with Section 2.6, (2) the amount of any unsatisfied claims with respect to any Claim Notices delivered to the Company Equityholder Representative on or prior to the Initial Escrow Release Date (each of the claims described in clauses (1) and (2), an “Initial Pending Claim”) and (3) the amount of any claims that have been paid out of the Indemnity Escrow Fund on or prior to the Initial Escrow Release Date.
“Initial Pending Claim” shall have the meaning set forth in the definition of Initial Escrow Release Amount.
“Intellectual Property” means the following subsisting throughout the world:
(a)    Patent Rights;
(b)    Trademarks and all goodwill in the Trademarks;
(c)    copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;
(d)    mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;
(e)    inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and
(f)    other proprietary rights relating to any of the foregoing (including remedies against past, present and future infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, Trademarks (including domain name registrations but other than unregistered trademarks, service marks and trade dress), registered copyrights and designs, mask work registrations and applications for each of the foregoing.
“Internal Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide) used by the Company or any Subsidiary in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of the Company or any Subsidiary or hosted at a third party site.
“International Employee Plan” means a Company Plan that is primarily subject to the Laws of a jurisdiction outside the United States.
“IP Assignment Agreement” has the meaning set forth in Section 3.12(l).
“Joinder Agreement” means a Joinder Agreement in the form attached hereto as Exhibit G.
“Knowing Misrepresentation” means, with respect to a representation or warranty made by the Company in this Agreement, that such representation or warranty was false when made and that the individuals set forth on Schedule 10.2 actually and consciously knew that such representation or warranty was false when made; provided, however, it is expressly agreed that no representation or warranty is being made with respect to the Excluded Items.
“Law” means any United States federal, state, municipal, or local or foreign law, common law, constitution, treaty, statute, standard, ordinance, code, rule, regulation, resolution, or promulgation, or any decree, order, injunction, rule, judgment, consent of or by any Governmental Entity.
“Lease” means any lease, sublease, license, or occupancy agreement pursuant to which the Company or any Subsidiary leases or subleases from or to another party any real property, or otherwise occupies or has the right to occupy any real property.
“Legal Proceeding” means any action, suit, proceeding (including administrative proceeding), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.
“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit H.
“Liability” means any debt, loss, damage, claim, fine, penalty, expense, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation.
“Lien” means any mortgage, pledge, security interest, encumbrance, charge, hypothecation, prior claim, occupancy right, option to purchase, right of first refusal or offer, adverse claim, lease, easement, license, option to purchase, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other lien or encumbrance of any nature (whether arising by Contract or by operation of Law) other than (a) mechanic’s, material men’s, landlord’s, carrier’s and other similar statutory liens, the existence of which would not constitute an event of default under, or a breach of, a Lease or other Contract and the Liabilities of the Company or any Subsidiary in respect of which are not overdue or otherwise in default, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business and not material to the Company and the Subsidiaries, taken as a whole, (d) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business in connection with the use, distribution or resale of the Company’s products or services and (e) Liens or encumbrances imposed on the underlying fee interest in real property subject to a Lease that do not and would not reasonably be expected to impair the use of such leased property in the Ordinary Course of Business; provided that, for purposes of Section 7.2(m), Liens shall also exclude statutory liens or encumbrances that are related to obligations that are not due or delinquent and that do not and would not reasonably be expected to impair the value or use of the underlying asset(s).
“Material Contract” has the meaning set forth in Section 3.13(a).
“Merger” means the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement.
“Most Recent Balance Sheet” means the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.
“Most Recent Balance Sheet Date” means June 30, 2020.
“Neutral Accountant” has the meaning set forth in Section 2.6(d).
“Non-controlling Party” means the party not controlling the defense of any Third-Party Action.
“Objection Notice” has the meaning set forth in Section 2.6(c).
“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described as “open source software” by the Open Source Initiative as set forth on www.opensource.org.

“Ordinary Course of Business” means the ordinary course of business of the Company and the Subsidiaries consistent with past custom and practice (including with respect to frequency and amount).
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Other Company Equity Award” means each outstanding restricted stock unit or other equity or equity-linked instrument issued pursuant to the Company Stock Plan but excluding any Company Option.
“Other Company Vested Equity Award” means each Other Company Equity Award that is outstanding and vested as of immediately prior to the Effective Time.
“Outside Date” means December 3, 2020.
“Paid Financial Statement Expenses” shall mean the Financial Statement Expenses to the extent paid prior to 11:59 p.m. Pacific time, on the day immediately prior to the Closing Date.
“Participating Company Equityholders” has the meaning set forth in the definition of Pro Rata Share.
“Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).
“Paying Agent” means JP Morgan Chase Bank, National Association, or another bank or trust company mutually acceptable to the Buyer and the Company.
“Paying Agent Agreement” means an agreement to be entered into at or prior to the Effective Time by the Paying Agent and the Buyer, governing the disbursement of the Payment Fund.
“Payment Fund” means cash in an amount sufficient to make payment of the Closing Stock Consideration.
“Pending Claim” has the meaning set forth in Section 8.6.
“Per Common Share Closing Payment” has the meaning set forth in Section 2.1(c)(vi).

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those relating to the occupancy or use of owned or leased real property).
“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.
“Personal Data” shall mean any data or information in any media that relates to an identified or identifiable specific individual, browser, computer or other device (including laptops, mobile phones, tablets, connected TVs, set-top boxes, kiosks and virtual reality hardware), and any other data or information that constitutes personal data, personal information, or personally identifiable information under any applicable Law, including the Information Privacy and Security Laws, and includes any of the following types of information and any information that is combined, stored, linked or otherwise associated with any of the following types of information: a natural person’s first and last name, home or other physical address, telephone number, e-mail address, username and password, photograph, video or audio file that contains a person’s image or voice, Social Security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit or debit card number or other financial information, or customer or account number, IP address, cookie information, identification number, location data that relates to an identifiable person, browser, computer or device, and is capable of determining with reasonable specificity the actual physical location of such person, browser, computer or device, an online or other persistent identifier, or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of an individual.
“PPACA” has the meaning set forth in Section 3.9(w).
“Preliminary Closing Date Allocation Schedule” means the schedule attached hereto as Exhibit I and dated the date hereof, setting forth, for each Company Equityholder, the Company’s good faith estimate of: (a) such Company Equityholder’s name; (b) the number of shares of each class of Company Stock expected to be held as of the Closing Date (in accordance with the assumptions set forth in the Preliminary Closing Date Allocation Schedule) by such Company Equityholder; (c) to the extent such Company Equityholder holds shares of Company Preferred Stock, the number of shares of Company Common Stock expected to be issuable upon conversion of the shares of each such series of Company Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation; (d) the number of shares of Company Common Stock subject to Company Equity Awards expected to be outstanding immediately prior to the Effective Time held by such Company Equityholder (in accordance with the assumptions set forth in the Preliminary Closing Date Allocation Schedule) (and, if applicable, the exercise price thereof); (e) the amount estimated to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5(a); (f) the portion of the Aggregate Closing Consideration attributable to such Company Equityholder’s Company Stock and Company Equity Awards; and (g) the portion of any Future Payments attributable to such Company Equityholder’s Company Stock and Company Equity Awards.
“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Pro Rata Direct Indemnity Portion” means, with respect to each Company Equityholder (other than the holders of Company Equity Awards who have not executed and delivered to Buyer a Principal Stockholder Agreement or Joinder Agreement prior to the Closing), a fraction, (a) the numerator of which is the aggregate portion of the Aggregate Closing Consideration actually received or entitled to be received by such holder pursuant to Section 2.1(c) and Section 2.5 with respect to the Company Stock, In-The-Money Vested Company Options and Other Company Vested Equity Awards held by such holder as of immediately prior to the Effective Time and (b) the denominator of which is the Aggregate Closing Consideration actually received or entitled to be received by all such holders pursuant to Section 2.1(c) and Section 2.5 with respect to all of the Company Stock, In-The-Money Vested Company Options and Other Company Vested Equity Awards held by all such holder as of immediately prior to the Effective Time.
“Pro Rata Share” means, with respect to any shares of Company Stock, In-The-Money Vested Company Option or Other Company Vested Equity Award (the “Participating Company Equityholders”) outstanding as of immediately prior the Effective Time, a fraction, (a) the numerator of which is the number of shares of Company Common Stock represented thereby or subject thereto (as applicable) as of immediately prior to the Effective Time (it being understood that the number of shares of Company Common Stock represented by a share of Company Preferred Stock shall be the number of shares of Common Stock issuable upon conversion thereof pursuant to the Company Certificate of Incorporation (assuming that such conversion occurred as of immediately prior to the Effective Time)), and (b) the denominator of which is the number of Fully Diluted Shares; provided, however, with respect to each In-The-Money Vested Company Option that has an exercise price as of immediately prior to the Closing (the “Per Option Exercise Price”) that is less than the Per Common Share Closing Payment, (i) at the Closing, the “Pro Rata Share” with respect to such In-The-Money Vested Company Option shall equal zero and such In-The-Money Vested Company Option shall be disregarded for purposes of calculating the “Pro Rata Shares” and (ii) if and when the sum of the Per Common Share Closing Payment plus the amount of any Future Payment that has actually become payable with respect to a single share of Company Common Stock exceeds the Per Option Exercise Price with respect to such In-The-Money Vested Company Option (which calculation shall be made on an iterative basis taking into account the definitions in this Agreement), then the “Pro Rata Shares” shall be adjusted in order to allocate to such In-The-Money Vested Company Option a Pro Rata Share of such excess in accordance with this definition. For the avoidance of doubt, (A) the Pro Rata Shares shall be calculated so that they always sum to (and do not exceed) 100% and (B) subject to the last sentence of this definition, the “Pro Rata Shares” with respect to any consideration that is actually payable to the Company Equityhholders pursuant to this Agreement shall be calculated from time to time so that (x) the full amount of such consideration actually becomes payable to the Company Equityholders pursuant to the terms of this Agreement and (y) any such individual consideration payment shall be allocated and paid such that the aggregate consideration received by each Company Equityholder (including such consideration payment and any prior consideration payments) is equivalent to the allocation that such Company Equityholders would have been entitled to receive if all such amounts had been payable at the time of the Closing. Following the Closing, the Company Equityholder Representative shall be obligated to provide Buyer a calculation of any adjustments to the Pro Rata Shares contemplated pursuant to this definition, which adjustments shall be subject to the approval of Buyer, and Buyer shall be entitled to rely conclusively on such calculations for all purposes of the distributions to be made pursuant to this Agreement to the Company Equityholders.
“Processing” or “Processed” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, access, acquisition, creation, derivation, recordation, organization, storage, adaptation or alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, or otherwise making available, alignment, combination, blocking, storage, restriction, retention, deleting, erasure, or destruction.
“Principal Stockholders” has the meaning set forth in the first paragraph of this Agreement.
“Principal Stockholder Agreement” has the meaning set forth in the Recitals of this Agreement.
“Purchase Price Adjustment Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Purchase Price Adjustment Escrow Amount.
“Purchase Price Adjustment Escrow Amount” means $1,000,000 plus any additional amount added to the Purchase Price Adjustment Escrow Fund pursuant to Section 2.6(a).
“Purchase Price Adjustment Escrow Fund” means, as of any time, the amount held by the Escrow Agent in the Purchase Price Adjustment Escrow Account, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.
“Reasonable Best Efforts” means best efforts, to the extent commercially reasonable.
“Referenced Terms” has the meaning set forth in Section 2.1(d).
“R&W Policy” has the meaning set forth in Section 4.3.
“R&W Insurers” means “Insurers” as defined in the R&W Policy.

“Representative Losses” has the meaning set forth in Section 2.4(d).
“Representatives” means, with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, leased employees, volunteers, temporary workers, equityholders, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.
“Required Closing Date” means (a) a date to be specified by Buyer, which shall be (1) no earlier than September 30, 2020 and (2) no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) or (b) such other date as may be mutually agreed to in writing by the Company and the Buyer.
“Response” means a written response delivered by the Company Equityholder Representative to Buyer pursuant to, and containing the information provided for in, Section 8.3(c).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series A Liquidation Amount” means the “Series A Original Issue Price,” as set forth in Section 2.2 of Article IV, Section B of the Company Certificate of Incorporation, as calculated on a per share basis as of immediately prior to the Effective Time and as set forth on the Closing Payment Certificate.
“Series B Liquidation Amount” means the “Series B Original Issue Price,” as set forth in Section 2.2 of Article IV, Section B of the Company Certificate of Incorporation, as calculated on a per share basis as of immediately prior to the Effective Time and as set forth on the Closing Payment Certificate.
“Series C Liquidation Amount” means the “Series C Original Issue Price,” as set forth in Section 2.2 of Article IV, Section B of the Company Certificate of Incorporation, as calculated on a per share basis as of immediately prior to the Effective Time and as set forth on the Closing Payment Certificate.
“Series D Liquidation Amount” means the “Series D Original Issue Price,” as set forth in Section 2.2 of Article IV, Section B of the Company Certificate of Incorporation, as calculated on a per share basis as of immediately prior to the Effective Time and as set forth on the Closing Payment Certificate.
“Series E Liquidation Amount” means the “Series E Original Issue Price,” as set forth in Section 2.1 of Article IV, Section B of the Company Certificate of Incorporation, as calculated on a per share basis as of immediately prior to the Effective Time and as set forth on the Closing Payment Certificate.
“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.
“Surviving Corporation” means the Company, as the surviving corporation in the Merger.
“Tax Asset” means any Tax asset of the Company or any of its Subsidiaries (e.g., net operating loss carryforward, Tax credit carryforward or similar item).
“Tax Election” has the meaning set forth in Section 6.13(e).
“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.
“Taxes” means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or Liabilities, including, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to or related to such items.
“Third Party Action” means any Legal Proceeding by a Person, other than a party to this Agreement and other than a Buyer Indemnified Party, for which indemnification may be sought by the Buyer under Article VIII.

“Trademarks” means all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.
“Transaction Bonus Plan” means any bonus plan implemented by the Company or any Subsidiary prior to the Closing, to the extent the terms of such plan (as in effect immediately prior to the Effective Time) will require any amounts to be paid to any employee of the Company or any Subsidiary as a result of the consummation of the transactions contemplated by this Agreement; provided, however, that any bonus payments made pursuant to a Transaction Bonus Plan may only be made to employees of the Company that remain employed with the Company as of the Closing.
“Transaction Payroll Tax” means the employer portion of any social security, Medicare, unemployment or other employment or payroll Tax or similar amount owed by the Company or any of its Subsidiaries as a result of any payments with respect to Company Equity Awards or compensation for services in connection with the transactions contemplated by this Agreement, (including, for the avoidance of doubt, any payments described in clause (a) of the definition of Employee Amount).
“Transfer Taxes” has the meaning set forth in Section 6.13(c).
“Transitory Subsidiary” has the meaning set forth in the first paragraph of this Agreement.
“Unaudited Financial Statements” has the meaning set forth in the definition of Company Financial Statements.
“WARN Act” has the meaning set forth in Section 3.15(i).
“Warrant Amount” means, for each In-The-Money Company Warrant, the amount payable as consideration for the cancellation of such In-The-Money Company Warrant as provided in the Warrant Surrender Agreement with respect to such In-The-Money Company Warrant.
“Warrant Surrender Agreement” means a pay-off letter in form and substance reasonably satisfactory to the Buyer duly executed by each holder of an In-The-Money Company Warrant pursuant to which such holder agrees that upon the Closing, the In-The-Money Company Warrant held by such holder shall terminate without any further obligation of the Company in exchange for the right to receive a payment provided for in such Warrant Surrender Agreement (which payment will be determined based on the terms of the In-The-Company Warrant).
“Working Capital Lower Target” means negative $11,519,432.
“Working Capital Upper Target” means negative $10,519,432.
“Written Consent” shall mean a written consent of the stockholders of the Company in the form attached hereto as Exhibit J.

ARTICLE XI
MISCELLANEOUS
11.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) when sent if sent by email to the party to be notified (provided, that notice given by email shall not be effective unless (A) such notice specifically states that it is being delivered pursuant to this Section 11.1 and (B) either (1) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 11.1 or (2) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 11.1), in each case to the intended recipient as set forth below:
(a)    if to the Buyer or the Transitory Subsidiary or (after the Effective Time) the Company, to:
Progress Software Corporation
14 Oak Park Drive
Bedford, Massachusetts 01730
Attention: Stephen H. Faberman, Chief Legal Officer
Telecopy: (781) 280-4035
Email: sfaberma@progress.com

with a copy (which shall not constitute notice) to:
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention:     Hal J. Leibowitz, Esq.
        Andrew R. Bonnes, Esq.
Telecopy:     (617) 526-5000
Email: Hal.Leibowitz@wilmerhale.com
Andrew.Bonnes@wilmerhale.com
(b)    if (prior to the Effective Time) to the Company, to:

Chef Software Inc.
619 Western Ave, Suite 400
Seattle, WA 98104
Attention:    Barry Crist
Katie Long

Email:    bcrist@chef.io
klong@chef.io

with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, P.C.
701 Fifth Avenue
Suite 5100
Seattle, Washington 98104
Attention: Craig E. Sherman, Esq.
Brian Keyes, Esq.
Email: csherman@wsgr.com
bkeyes@wsgr.com
(c)    if to any Company Equityholder (after the Effective Time) or the Company Equityholder Representative, to:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, Colorado 80202
Attention: Managing Director
Telecopy: (303) 623-0294
Email: deals@srsacquiom.com

with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, P.C.
701 Fifth Avenue
Suite 5100
Seattle, Washington 98104
Attention: Craig E. Sherman, Esq.
Brian Keyes, Esq.
Email: csherman@wsgr.com
bkeyes@wsgr.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

11.2    Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms and shall survive any termination of this Agreement.
11.3    Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except that (a) the Buyer Indemnified Parties shall be third-party beneficiaries of Article VIII, (b) following the Closing, the Company Indemnified Parties shall be third-party beneficiaries of Section 6.12 and (c) each Company Equityholder shall be a third-party beneficiaries of Article II; provided, however, that that the Company Equityholder Representative, in lieu of such Company Equityholder, shall be exclusively entitled to enforce such provisions and avail itself of such benefits on behalf of any Company Equityholder.
11.4    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer or the Transitory Subsidiary may transfer or assign its rights and delegate its obligations under this Agreement, in whole or from time to time in part, to one (1) or more of their Affiliates (but no such assignment or delegation shall relieve the assigning or delegating party of any of its obligations hereunder). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.
11.5    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
11.6    Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.
11.7    Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Contract mean such Contract as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder; (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under the Accounting Principles; (m) references in Article III to written notices or other written communications shall include email and other forms of electronic communications; and (n) a term that begins with an initial capital letter, is not defined herein and reflects a different part of speech than a term that begins with an initial capital letter and is defined herein, shall be interpreted in a correlative manner. When reference is made in this Agreement to information that has been “made available” to the Buyer, that shall consist of only the information that was (i) contained in the Company’s electronic data room no later than 5:00 p.m., Pacific time, on the Business Day prior to the date of this Agreement or (ii) delivered to the Buyer or its counsel. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day.
11.8    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

11.9    Remedies.
(a)    Except as otherwise provided in Section Article VIII with respect to the period from and after the Closing, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.
(b)    The parties hereto agree that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not provide adequate remedy in any such event. It is accordingly agreed that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.
11.10    Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.
11.11    WAIVER OF JURY TRIAL.
TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVE AND COVENANT THAT NEITHER IT NOR ITS AFFILIATES WILL ASSERT ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION

ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH, RELATED, OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN TORT OR CONTRACT OR OTHERWISE.
11.12    Waiver of Conflicts Regarding Representation.
(a)    Each of the Buyer and the Company hereby acknowledges that Wilson Sonsini Goodrich & Rosati, P.C. (the “Firm”) has represented the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement and any related agreements. Such parties agree that, solely in the case of a dispute relating to this Agreement or the transactions contemplated herein in which the interests of the Company Equityholders are adverse to those of the Buyer, any attorney-client privilege as a result of the Firm’s representation of the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement and any related agreements to the extent relating solely to the transactions contemplated by this Agreement, and all communications covered by such attorney-client privilege, to the extent relating solely to such transactions (the “Covered Communications”), shall, after the Closing, belong to and be controlled solely by the Company Equityholder Representative, on behalf of the Company Equityholders, and may only be waived by the Company Equityholder Representative, on behalf of the Company Equityholders. To the extent that Buyer or the Company receives or takes physical possession of any Covered Communications after the Closing, such physical possession or receipt shall not, in any way, be deemed a waiver by the Company Equityholder Representative and the Company Equityholders or any other Person, of the privileges or protections described in this section.
(b)    In addition, and notwithstanding the foregoing in this Section 11.12, in the event that a dispute arises between Buyer, the Transitory Subsidiary or the Company and a third party other than a Company Equityholder or the Company Equityholder Representative, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party.
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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
BUYER:
PROGRESS SOFTWARE CORPORATION
By: /s/ Stephen Faberman
Name: Stephen H. Faberman
Title: Chief Legal Officer
TRANSITORY SUBSIDIARY:
GO BIG TRANSITORY SUBSIDIARY INC.
By: /s/ Stephen Faberman
Name: Stephen H. Faberman
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
COMPANY:
CHEF SOFTWARE INC.
By: /s/ Barry Crist
Name: Barry Crist
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY EQUITYHOLDER REPRESENTATIVE:
SHAREHOLDER REPRESENTATIVE SERVICES LLC
Solely for purposes of being bound by Section 2.4, Section 2.6, Section 2.7, Section 6.13, Article VIII, Article IX, Article X, Article XI and Article XII and solely in its capacity as the Company Equityholder Representative
By: /s/ Kip Wallen
Name: Kip Wallen
Title:    Director

[Signature Page to Agreement and Plan of Merger]